Exhibit 99.1

Preliminary and Subject to Completion, dated December 9, 2013

INFORMATION STATEMENT

TRIBUNE PUBLISHING COMPANY

Common Stock, Par Value $0.01 Per Share

This information statement is being sent to you as a stockholder or warrantholder of Tribune Company (“Tribune”) to describe the pro rata distribution to Tribune stockholders and warrantholders of 98.5% of the outstanding shares of common stock of Tribune Publishing Company (“Tribune Publishing”).

In the distribution, holders of Tribune Class A and Class B common stock and warrants will receive          shares of Tribune Publishing common stock for every share of Tribune common stock or warrant, respectively, owned at 5:00 p.m., New York time, on         , 2014, the record date for the distribution. No fractional shares of Tribune Publishing common stock will be issued. If you would be entitled to a fractional share of Tribune Publishing common stock, you will receive cash for the market value thereof.

Tribune Publishing is currently a subsidiary of Tribune and will own and operate the publishing business of Tribune following the distribution. Tribune will continue to own and operate its broadcasting and other businesses following the distribution. Following the distribution, Tribune will own shares of Tribune Publishing representing 1.5% of the common stock, and Tribune Publishing will be a separate public company.

We expect the distribution of Tribune Publishing common stock to be completed on or about         , 2014. You do not have to vote or take any other action to receive your shares of Tribune Publishing common stock or cash in lieu of fractional shares. You will not be required to surrender your Tribune shares or warrants or pay anything. Your shares of Tribune Publishing common stock will be distributed by book-entry, which means that we will not issue physical stock certificates. The number of shares of Tribune Class A and Class B common stock or warrants that you currently own will not change as a result of the distribution.

To implement the distribution, Tribune will distribute the shares of Tribune Publishing common stock on a pro rata basis to Tribune’s stockholders and warrantholders in a manner that is intended to be tax-free to its stockholders and warrantholders for U.S. federal income tax purposes, except for cash that stockholders receive in lieu of fractional shares.

Tribune currently owns all of the outstanding shares of Tribune Publishing. Accordingly, there is no current trading market for Tribune Publishing common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop prior to the distribution. We expect “regular-way” trading of Tribune Publishing common stock to begin on the first trading day following the completion of the distribution. Tribune Publishing intends to apply to have its common stock authorized for listing on the New York Stock Exchange under the symbol “        .”

No vote of stockholders or warrantholders is required in connection with the distribution. We are not asking for a proxy and you are requested not to send a proxy.

Holding and disposing of shares of Tribune Publishing common stock involves risks that are described in the “Risk Factors” section of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is         , 2014.

INFORMATION STATEMENT SUMMARY

This summary highlights selected information contained elsewhere in this information statement. This summary may not contain all of the information that is important to you. To better understand the distribution and Tribune Publishing, you should carefully read this entire information statement, including the risks described in “Risk Factors” and the combined financial statements and the notes thereto beginning on page F-1.

We describe in this information statement the business to be transferred to Tribune Publishing in the distribution as if the transferred business were Tribune Publishing’s business for all historical periods described. References in this information statement to Tribune Publishing’s historical assets, liabilities, business or activities of its business are generally intended to refer to the historical assets, liabilities, business or activities of the transferred business as the business was conducted as part of Tribune and its subsidiaries prior to the distribution.

When we refer to stockholders of Tribune or to common stock of Tribune we are referring to holders of both Class A and Class B common stock of Tribune and both Class A and Class B common stock, respectively, unless the context otherwise requires. Holders of warrants to purchase Tribune common stock (the “Warrants”) pursuant to the Warrant Agreement, dated as of December 31, 2012, are entitled to receive a pro rata distribution concurrently with the holders of Tribune common stock.

Unless otherwise indicated, all information herein gives effect to amendments to our certificate of incorporation and by-laws to be adopted prior to the completion of the distribution. As used herein, “we,” “us,” and “our” refer to Tribune Publishing and its combined subsidiaries after giving effect to the distribution, unless the context otherwise requires.

Why Tribune Sent This Document to You

Tribune sent this document to you because you were a holder of Tribune Class A or Class B common stock or Warrants on the record date for the distribution of shares of Tribune Publishing common stock. In the distribution, holders of Tribune Class A common stock, Class B common stock and Warrants will receive                          shares of Tribune Publishing common stock for every share of Tribune common stock or Warrant, as applicable, owned on the record date for the distribution. No fractional shares of Tribune Publishing common stock will be issued. If you would be entitled to a fractional share of Tribune Publishing common stock, then you will receive cash for the market value thereof.

No action is required on your part to participate in the distribution, and you do not have to surrender or exchange your shares of Tribune stock or Warrants or pay cash or any other consideration to receive the shares of Tribune Publishing common stock. The number of shares of Tribune common stock or Warrants that you currently own will not change as a result of the distribution.

This information statement describes the business of Tribune Publishing, Tribune Publishing’s relationship with Tribune and how this transaction affects Tribune, its stockholders and its warrantholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the Tribune Publishing common stock that you will receive in the distribution.

Tribune Publishing’s Business

Company Overview

Tribune Publishing is a leading newspaper publishing and local news and information gathering company that operates daily newspapers and related websites in eight major markets as well as a number of ancillary businesses that leverage certain of the assets of those businesses. Our core publications have served their respective communities with local, regional, national and international news and information for an average of more than 150 years. We operate over 60 affiliated websites and mobile applications, including a primary online product for each local newspaper, which is an expanded version of the newspaper, providing local, national and international news along with feature reporting.

The eight daily newspapers that we publish are the Los Angeles Times, the Chicago Tribune, the Sun Sentinel, serving southeast Florida, the Orlando Sentinel, The Baltimore Sun, the Hartford Courant, The Morning Call, serving Pennsylvania’s Lehigh Valley, and the Daily Press, serving the Virginia Peninsula. Collectively, Tribune is the second-largest newspaper publisher in the country, based on print circulation.

Our three primary revenue streams are advertising and marketing services, circulation and third party printing and distribution.

Our advertising and marketing services are delivered to customers through three main channels: run-of-press (“ROP”), preprint and digital. ROP advertisement is comprised of advertisements that are printed in the newspapers while preprint advertising primarily consists of glossy, color inserts that are included with the newspapers. Digital advertising is primarily related to advertising revenue sold on our owned and operated newspaper websites.

Competitive Strengths

We believe our competitive strengths include the following:

Large footprint in attractive and diverse markets

We are the second largest newspaper group in the United States, based on print circulation. Our publications serve eight of the top 70 markets, including two of the top three, in the United States by population, positioning us as a leading local media provider with a national footprint and access to prominent national advertisers. We believe that the long-standing presence of several of our publications in their respective markets makes these newspapers and their associated websites sought-after news and information sources as well as attractive advertising platforms.

Diverse revenue sources

Our revenue is primarily derived from advertising, circulation and commercial services, including printing and delivery of third-party publications. Faced with a challenging macroeconomic environment and a decline of traditional ROP advertising due to, among other things, the expansion of digital alternatives and structural changes in advertisers’ marketing mix, we have diversified our revenue by focusing on non-ROP opportunities in digital, circulation, commercial print and delivery, and direct mail.

Integrated digital strategy enables enhanced monetization through digital advertising and subscription paywalls

We believe we have high quality, user-friendly branded websites for each of our newspapers, and we strive to cultivate and develop new products and services to improve the online experience for our digital readers and provide compelling online, interactive advertising opportunities for our clients. We have also monetized our digital subscriber base through the implementation of various forms of “paywalls” on our newspaper-affiliated websites.

Exceptional content driven by award-winning journalism and columnists

With an average publishing history of over 150 years, we believe each of our eight daily newspapers is integral to the cultural fabric of its community, a trusted source of local and national news and information, and an influential and prominent local voice. In recognition of their journalistic excellence, our publications have amassed 88 Pulitzer Prizes, including 27 since the year 2000, and many other prestigious editorial accolades.

Long-standing advertising relationships

Over the last several years, we have worked to upgrade our sales team talent and realign incentives while investing in research, data and analytics to create a highly-skilled, motivated and effective sales organization. We provide advertisers the opportunity to reach millions of consumers in several key markets through the use of targeted media. We have longstanding relationships with many of our customers and our sales organization has frequent, direct contact with key decision-makers within these organizations.

Efficient content sharing across the Tribune Publishing portfolio

Our editorial platform allows for sharing of content throughout the organization. We have created Media On Demand (“MoD”), a content-sharing program to enable fast, efficient use of content created by the Los Angeles Times, the Chicago Tribune and other sources. Each day the MoD team creates and edits shared stories, photo galleries, videos, content collections and landing pages for non-local content.

Robust print and distribution infrastructure with significant third-party relationships

We maintain an extensive network of printing plants and insertion facilities that is utilized to produce and disseminate our publications as well as pursue commercial services revenue from third parties. Annually, we deliver more than one billion copies of over 150 different publications and 10 billion preprints.

Efficient cost structure and centralized support functions

Over the past three years, we have rationalized our organizational structure and expense base to drive increased profitability. We believe we have successfully leveraged our economies of scale to reduce supply chain costs, consolidate shared services, provide significant shared editorial content, replicate best practices and streamline management.

Leadership in Hispanic and niche demographics

With the growing demographic significance of Hispanic communities in the United States, especially in a number of our key markets, we are well positioned to reach these communities. With media groups in Los Angeles, Chicago and South Florida, we have direct access to three of the six largest Hispanic designated market areas (“DMAs”) in the United States. The Hispanic population in these markets exceeds 12 million and is expected to continue to grow. In addition, the continued expansion of niche magazines and websites offers a compelling opportunity to reach new sources of local advertising.

Strategies

We are committed to the creation and monetization of content of the highest quality and integrity, in both print and digital formats and in response to the evolving preferences of both consumers and advertisers. Our goal is to produce improved earnings and cash flow, creating incremental value for shareholders over the long-term. We intend to achieve these objectives by executing the following strategies:

Strengthen franchises by continuously improving digital platforms

We are focused on growing our digital media platform. In addition to the branded websites of our newspapers, we are developing new products and services to improve the online and mobile experience for digital readers and enhance compelling online, interactive advertising and marketing communication opportunities for customers. With more than 70 million monthly unique visitors, we expect digital advertising revenue to account for approximately 18% of total advertising revenue in fiscal 2013.

Monetize content through digital paywalls and subscription pricing strategies

Since 2011, we have implemented “paywalls” on our newspaper-affiliated websites. Daily digital circulation (replica and non-replica combined) grew by approximately 63% for the nine month period ended September 29, 2013 versus the prior year period while Sunday digital circulation grew by approximately 94% over the same time period. In addition, we have implemented targeted price increases which helped grow print circulation revenue by 5.3% in 2012 despite a decline in the number of newspapers circulated.

Create an integrated, next-generation advertising sales effort

We aim to continuously upgrade sales team talent, realign incentives and invest in research, data and analytics to create a highly-skilled, motivated and effective sales organization. We seek to achieve accountability and transparency throughout the sales organization and motivate the team while creating opportunities to monetize content.

Supplement organic growth with selective acquisitions

We believe the operational transformation we have undertaken positions us as a flexible and scalable platform for strategic acquisitions and enables us to more efficiently and profitably grow and diversify our revenue streams. We believe our centralization efforts put us in an ideal position to explore strategic acquisitions to enhance our business, including in areas where we can expand our audience, broaden our relationships with customers and readers and offer new products.

Continue to rationalize expenses

In recent years, we have rationalized our cost structure in order to drive increased profitability. We have leveraged our economies of scale to reduce supply chain costs, consolidate shared services, provide significant shared editorial content, replicate best practices and streamline management. At the same time, management has continued to invest in infrastructure, technology, business intelligence and content development in support of the ongoing digital transformation. We expect to continue these efforts in order to continue to decrease costs and drive profitability.

Maintain a strong, flexible balance sheet

Following the distribution, we expect to have approximately $         million of indebtedness outstanding. Through proactive cost management, prudent capital expenditures and conservative financial policies, we will seek to maintain financial flexibility to successfully execute our business strategies.

The Distribution

Internal Reorganization

The separation and distribution agreement between Tribune and Tribune Publishing will provide for the transfers of entities and related assets and liabilities so that as of the distribution Tribune will retain the entities associated with Tribune’s broadcasting business and Tribune Publishing will hold the entities associated with the publishing business, including the Los Angeles Times, the Chicago Tribune, the Sun Sentinel, serving southeast Florida, the Orlando Sentinel, The Baltimore Sun, the Hartford Courant, The Morning Call, serving Pennsylvania’s Lehigh Valley, and the Daily Press, serving the Virginia Peninsula. We are currently a wholly-owned subsidiary of Tribune. In connection with the distribution, Tribune will undertake a series of internal reorganization transactions to facilitate the transfers of entities and the related assets and liabilities. See “The Distribution—Internal Reorganization” for further discussion.

Reasons for the Distribution

The board of directors of Tribune determined that separating Tribune Publishing’s publishing businesses from Tribune’s broadcasting and other businesses is in the best interests of Tribune and Tribune’s stockholders. Following the separation, Tribune and Tribune Publishing would each have greater financial and operational focus, the ability to tailor its capital structure to its specific business needs and a management team dedicated to seizing strategic growth opportunities with maximum flexibility. The separation is designed to maximize shareholder value through the spin-off of Tribune’s publishing assets to an independent company and the tax-free distribution of shares in that company to the stockholders and warrantholders of Tribune.

The Tribune board of directors considered the following potential benefits in determining to effect the distribution:

—	allowing each of Tribune and Tribune Publishing to focus on its respective core business;

—	relieving certain regulatory restrictions on the ability of either Tribune or Tribune Publishing to enter into certain markets as a result of current cross-ownership restrictions;

—	enhancing the effectiveness of Tribune and Tribune Publishing’s equity-linked compensation;

—	facilitating future acquisitions and creating more attractive acquisition currencies for both Tribune and Tribune Publishing;

—	optimizing the capital structure and leverage level for the distinctive business profile of each of Tribune and Tribune Publishing; and

—	facilitating a potential future public offering of Tribune.

Conditions

The distribution is subject to a number of conditions, including:

—	the approval by the board of directors of Tribune of the distribution and all related transactions (and such approval not having been withdrawn);

—	Tribune’s receipt of a private letter ruling from the IRS and an opinion of its special tax counsel in a form satisfactory to Tribune;

—	no pending, threatened or issued order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint that would prevent the consummation of the distribution;

—	no events or developments having occurred prior to the distribution that, in the judgment of the board of directors of Tribune, would result in the distribution having a material adverse effect on Tribune or its stockholders;

—	Tribune’s and Tribune Publishing’s execution of the separation and distribution agreement and all other ancillary agreements relating to the distribution; and

—	Tribune Publishing’s common stock having been approved for listing on a national securities exchange.

We cannot assure you that any or all of the conditions will be satisfied or waived. See “The Distribution—Conditions to the Distribution” for additional details.

Regulatory Approval

Apart from the registration under United States federal securities laws of the shares of the Tribune Publishing common stock that will be distributed in the distribution and related stock exchange listing requirements, we do not believe that other material governmental or regulatory filings or approvals will be necessary to consummate the distribution. The distribution will not affect the ownership or control of Tribune’s television stations or its television licensee subsidiaries; consequently, Federal Communications Commission (“FCC”) approval will not be required in connection with the distribution with respect to any of the television station licenses. FCC consent will be required with respect to the transfer to Tribune Publishing of certain private business radio licenses associated with newspaper operations.

No Appraisal Rights

Tribune stockholders will not have appraisal rights in connection with the distribution.

Risks Associated with Our Business and the Distribution

You should carefully consider the matters discussed under the heading “Risk Factors” of this information statement.

Trademarks and Copyrights

We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this information statement are listed without the ™, ® and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this information statement.

Market and Industry Data

The market and industry data contained in this information statement, including trends in our markets and our position within such markets, are based on a variety of sources, including our good faith estimates, which are derived from our review of internal surveys, information obtained from customers and subscribers and publicly available information, as well as from independent industry publications, reports by market research firms and other published independent sources. Although we believe these sources are reliable, we have not independently verified the information. None of the independent industry publications used in this information statement were prepared on our or Tribune’s behalf.

Corporate Information

Tribune Publishing Company was incorporated on November 21, 2013. Our principal executive offices are located at 435 North Michigan Avenue, Chicago, Illinois 60611, and our telephone number is 312-222-9100. Our corporate website is located at         . The information contained in, or that can be accessed through, our website is not part of this information statement.

Questions and Answers about Tribune Publishing and the Distribution

What will I receive as a result of the distribution?	Holders of Tribune Class A common stock, Class B common stock and Warrants will receive shares of Tribune Publishing common stock for every share of Tribune common stock or Warrant, as applicable, owned at 5:00 p.m., New York time, on , 2014, the record date for the distribution. No fractional shares of Tribune Publishing common stock will be issued. If you would be entitled to a fractional share of Tribune Publishing common stock, then you will receive cash for the market value thereof.

What will happen in the distribution?	Tribune will transfer to Tribune Publishing all of its assets, liabilities and businesses primarily related to Tribune’s publishing operations (which we refer to collectively as the contribution) other than owned real estate. In exchange for the contribution, Tribune Publishing will:

—	issue to Tribune shares of Tribune Publishing common stock to be distributed to Tribune’s stockholders on a pro rata basis, which we refer to as the distribution; and

—	transfer to Tribune cash from the proceeds of debt financing we anticipate arranging prior to the distribution. See “Financing Arrangements.”

After the contribution, Tribune will spin off Tribune Publishing to the stockholders of Tribune by distributing 98.5% of the shares of Tribune Publishing common stock to Tribune stockholders and holders of Warrants on a pro rata basis.

As a result of the distribution, Tribune Publishing will become an independent public company, although Tribune Publishing will continue to have a number of significant commercial arrangements with Tribune. Tribune will continue to hold a 1.5% stake in Tribune Publishing to allow Tribune Publishing to enter into a modified affiliation agreement with CareerBuilder, LLC. See “Business—Customers and Contracts.”

We intend to apply to list Tribune Publishing common stock on the New York Stock Exchange under the symbol “ .”

What are holders of Warrants entitled to receive in the distribution?	Pursuant to the Warrant Agreement, dated as of December 31, 2012 (the “Warrant Agreement”), between Tribune, Computershare Inc. and Computershare Trust Company, N.A., holders of Warrants are entitled to receive a pro rata distribution concurrently with the distribution of Tribune Publishing common stock made to holders of common stock of Tribune. Accordingly, holders of Warrants will receive shares of Tribune Publishing common stock for every Warrant owned on the record date for the distribution. After the distribution, the Warrants will remain outstanding with the same terms and conditions.

When will the distribution occur?	Tribune currently anticipates completing the distribution on or about , 2014.

What is the record date for the distribution?	The record date is , 2014, and ownership of Tribune common stock was determined as of 5:00 p.m., Eastern Time, on that date. When we refer to the “record date,” we are referring to that date and time.

Is stockholder approval required for the distribution?	Stockholder approval is not required for the distribution. The distribution of Tribune Publishing will be accomplished by distributing the shares of Tribune Publishing common stock to holders of Tribune common stock and Warrants as a dividend. Accordingly, the dividend of the shares of Tribune Publishing common stock will be approved by the Tribune board of directors pursuant to its statutory authority under Delaware law to declare and pay dividends.

What do I have to do to receive my shares of Tribune Publishing common stock?	Nothing. Your shares of Tribune Publishing common stock will be either reflected in an account statement that our transfer agent, Computershare Investor Services, will send to you shortly after , 2014 or credited to your account with your broker or nominee on or about , 2014.

When will I receive my shares of Tribune Publishing common stock?	If you hold your Tribune shares or Warrants in your own name, then your account statement reflecting the Tribune Publishing shares will be mailed to you on or about , 2014. You should allow several days for the mail to reach you.

If you hold your Tribune shares or Warrants through your broker or other nominee, you are probably not a stockholder of record and your receipt of Tribune Publishing shares depends on your arrangements with the nominee that holds your Tribune shares or Warrants for you. Tribune anticipates that brokers and other nominees generally will credit their customers’ accounts with Tribune Publishing shares or Warrants on or about , 2014, but you should check with your broker or other nominee. See “The Distribution—When and How You Will Receive Tribune Publishing Common Stock.”

How will shares of Tribune Publishing common stock be distributed to me?	Tribune will distribute the shares of Tribune Publishing common stock by book-entry. If you are a record holder of Tribune common stock or Warrants on the record date then you will receive from our transfer agent shortly after , 2014, a statement of your book-entry account for the shares of Tribune Publishing common stock that are distributed to you. You will not receive physical stock certificates for your shares of Tribune Publishing common stock. If you are not a record holder of Tribune common stock or Warrants on the record date because your shares are held on your behalf by your broker or other nominee, then your shares of Tribune Publishing common stock should be credited to your account with your broker or nominee on or about , 2014.

Will Tribune distribute fractional shares?	Fractional shares of Tribune Publishing common stock will not be issued in the distribution. If you would be entitled to receive a fractional share of Tribune Publishing common stock in the distribution, then you will instead receive a cash payment with respect to the fractional shares. See “The Distribution—Treatment of Fractional Shares.”

Will the distribution affect the market price of my Tribune shares?	Following the distribution, we expect that Tribune common stock will continue to be traded over-the-counter. As a result of the distribution, the trading price of Tribune shares immediately following the distribution may be lower than immediately prior to the distribution. Until the market has fully evaluated the operations of Tribune without Tribune Publishing’s business and potentially thereafter, the price of Tribune shares may fluctuate significantly. See “The Distribution—Listing and Trading of the Shares of Tribune Publishing Common Stock.”

Where will my shares of Tribune Publishing common stock be traded?	We intend to apply to list the shares of Tribune Publishing common stock on the New York Stock Exchange under the trading symbol “ ” following completion of the distribution. See “The Distribution—Listing and Trading of the Shares of Tribune Publishing Common Stock.”

When will I be able to trade shares of Tribune Publishing common stock?	There is no current trading market for Tribune Publishing common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop prior to the distribution date. We expect “regular-way” trading of Tribune Publishing common stock to begin on the first trading day following the completion of the distribution. As discussed under “The Distribution—Listing and Trading of the Shares of Tribune Publishing Common Stock,” if you sell your Tribune Class A common stock or Class B common stock or Warrants after the record date and before the distribution, you will still be entitled to receive shares of Tribune Publishing’s common stock in the distribution.

What is Tribune Publishing’s dividend policy?	Prior to the completion of the distribution, the board of directors of Tribune Publishing will adopt a dividend policy with respect to the payment of dividends, if any, on Tribune Publishing common stock following the separation. See “Dividend Policy.”

Can Tribune decide to cancel the distribution even if all of the conditions have been satisfied?	Yes. Until the distribution has occurred, Tribune has the right to terminate the distribution, even if all the conditions have been satisfied, if the board of directors of Tribune determines that the distribution is not in the best interest of Tribune and its stockholders or that market conditions or other circumstances are such that the separation of Tribune Publishing and Tribune is no longer advisable at that time.

What are the United States federal income tax consequences of the distribution to me as a Tribune stockholder?	To implement the distribution, Tribune will distribute the shares of Tribune Publishing common stock on a pro rata basis to Tribune’s stockholders and warrantholders in a manner that is intended to be tax-free to its stockholders and warrantholders for U.S. federal income tax purposes, except for cash that stockholders and warrantholders receive in lieu of fractional shares. See “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

How will Tribune Publishing be managed?	Prior to the distribution, we will disclose the directors who will serve on our board following the separation from Tribune as well as our executive officers. See “Management.”

What kind of relationship will Tribune Publishing have with Tribune after the distribution?	Prior to the distribution, Tribune Publishing and Tribune will enter into agreements for Tribune to transfer to Tribune Publishing certain assets and liabilities of Tribune related to Tribune Publishing’s business, to arrange for the continued provision of certain services by each company to the other for a period of time, to make arrangements for the distribution and to define the ongoing relationships between Tribune and Tribune Publishing, including with respect to tax matters. See “Relationships Between Tribune and Tribune Publishing following the Distribution.”

What are Tribune Publishing’s financing arrangements?	Immediately prior to the distribution, we intend to pay a cash dividend to Tribune of approximately $ million. We expect to fund such cash dividend with proceeds from debt financing that we anticipate arranging prior to the distribution. In connection with the distribution, we also expect to enter into a revolving credit or working capital facility to fund working capital and other liquidity requirements. See “Financing Arrangements.”

Will any anti-takeover protections exist following the distribution?	Certain provisions of Tribune Publishing’s amended and restated certificate of incorporation and amended and restated by-laws may have the effect of making the acquisition of control of the company in a transaction not approved by our board of directors more difficult. See “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws.”

Do I have appraisal rights in connection with the distribution?	No. Holders of Tribune common stock and Warrants have no appraisal rights in connection with the distribution. See “The Distribution—No Appraisal Rights.”

Who is the transfer agent and registrar for Tribune Publishing common stock?	The transfer agent and registrar for Tribune Publishing common stock is Computershare Investor Services. You can contact the transfer agent and registrar at the following address and telephone number:

Computershare Investor Services

P.O. Box 43078

Providence RI 02940-3078

(888) 359-8621

Please contact the transfer agent with any questions about the distribution or if you need any additional information.

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

Set forth below are summary historical and pro forma combined financial data for Tribune Publishing for the nine months ended Sept. 29, 2013 and Sept. 23, 2012 and for each of the three years ended Dec. 30, 2012, Dec. 25, 2011 and Dec. 26, 2010. The historical and pro forma combined operating and balance sheet data as of and for Dec. 31, 2012, for the years ended Dec. 30, 2012, Dec. 25, 2011 and as of and for the nine months ended Sept. 29, 2013 was derived from Tribune Publishing’s combined financial statements included elsewhere in this information statement. The historical combined operating data for the nine months ended Sept. 23, 2012 and the year ended Dec. 26, 2010 was derived from the unaudited interim combined financial statements and the audited combined financial statements, respectively, included elsewhere in this information statement; the historical combined balance sheet data as of Sept. 23, 2012 and Dec. 26, 2010 was derived from the financial records of Tribune, which are not included in this information statement. Operating results for any prior period are not necessarily indicative of the operating results to be expected in any future period, and operating results for the 2013 interim period are not necessarily indicative of the operating results that Tribune Publishing will experience for the entire year.

The unaudited pro forma combined financial data presented below are not necessarily indicative of Tribune Publishing’s results of operations or financial condition had the spin-off and related transactions been completed on the dates assumed. The unaudited pro forma combined financial data also may not be representative of the results of operations or financial condition that would have resulted had Tribune Publishing been operated as an independent, publicly-traded company during such periods and should not be relied upon as a representation of our future performance.

The summary historical and pro forma combined financial data set forth below should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited combined financial statements and the notes thereto, and the unaudited interim combined financial statements and the notes thereto included in this information statement. The summary historical and pro forma combined financial data reflect Tribune Publishing’s results as historically operated as a part of Tribune, and these results may not be indicative of our future performance as a stand-alone company following the distribution. Operating expenses reflect direct expenses and allocations of certain Tribune corporate expenses that have been charged to Tribune Publishing based on specific identification or allocated based on use or other methodologies we believe appropriate. Management believes these allocations have been made on a reasonable and appropriate basis under the circumstances.

	Successor		Predecessor
	As of and for the nine months ended		As of and for the nine months ended	As of and for	As of and for the years ended
	Pro Forma Sept. 29, 2013	Sept. 29, 2013	Sept. 23, 2012	Dec. 31, 2012[1]	Pro Forma Dec. 30, 2012	Dec. 30, 2012	Dec. 25, 2011	Dec. 26, 2010
(in thousands)

STATEMENT OF OPERATIONS DATA:
Operating Revenues	$	$1,311,150	$1,369,369	$—	$	$1,913,814	$1,915,932	$2,021,912
Operating Profit (Loss)	$	$103,635	$(10,126)	$—	$	$41,656	$44,569	$101,119
Net Income (Loss)	$	$61,403	$(15,298)	$2,842,326	$	$28,395	$41,614	$101,287
Net Income Per Share:
Basic	$	N/A	N/A	N/A	$	N/A	N/A	N/A
Diluted	$	N/A	N/A	N/A	$	N/A	N/A	N/A

BALANCE SHEET DATA:
Total Assets	$	$804,020	$958,760	$897,797	N/A	$951,232	$1,043,785	$1,063,826
Total Non-Current Liabilities	$	$59,252	$71,401	$61,787	N/A	$66,300	$79,728	$79,270

¹	Operating results for Dec. 31, 2012 include only (i) reorganization adjustments which resulted in a net gain of $2.862 billion before taxes ($2.894 billion after taxes) and (ii) fresh-start reporting adjustments which resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). See Note 2 to the unaudited interim combined financial statements for further information.

RISK FACTORS

You should carefully consider each of the following risks, together with all of the other information in this information statement, in evaluating our common stock. Some of the following risks relate to the distribution of our common stock, including the effect of such distribution on Tribune. Other risks relate to our business, our anticipated indebtedness, the securities markets and ownership of our common stock. Our business may also be adversely affected by risks and uncertainties not presently known to us or that we currently believe are immaterial. If any of the following risks and uncertainties develop into actual events, we could be materially and adversely affected. If this occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We expect advertising demand to continue to be impacted by changes in economic conditions and fragmentation of the media landscape.

Advertising revenue is our primary source of revenue. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns. National and local economic conditions, particularly in major metropolitan markets, affect the levels of retail, national and classified newspaper advertising revenue. Changes in gross domestic product, consumer spending, auto sales, housing sales, unemployment rates, job creation, and circulation levels and rates, as well as federal, state and local election cycles, all impact demand for advertising.

A decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities. Consolidation across various industries, such as large department store and telecommunications companies, may also reduce our overall advertising revenue.

Competition from other media, including other metropolitan, suburban and national newspapers, broadcasters, cable systems and networks, satellite television and radio, websites, magazines, direct marketing and solo and shared mail programs, affects our ability to retain advertising clients and raise rates. In recent years, Internet sites devoted to recruitment, automotive and real estate have become significant competitors of our newspapers and websites for classified advertising, and retaining our historical share of classified advertising revenue remains a significant ongoing challenge.

Seasonal variations in consumer spending cause our quarterly advertising revenue to fluctuate. Second and fourth quarter advertising revenue is typically higher than first and third quarter advertising revenue, reflecting the slower economic activity in the winter and summer and the stronger fourth quarter holiday season.

Demand for our products is also a factor in determining advertising rates. For example, circulation levels for our newspapers, which have been declining, are a factor in determining advertising rates.

All of these factors continue to contribute to a difficult advertising sales environment and may further adversely impact our ability to grow or maintain our advertising revenue.

Increasing popularity of digital media and the shift in newspaper readership demographics, consumer habits and advertising expenditures from traditional print to digital media have adversely affected and may continue to adversely affect our operating revenues and may require significant capital investments due to changes in technology.

Technology in the media industry continues to evolve rapidly. Advances in technology have led to an increasing number of methods for delivery of news and other content and have resulted in a wide variety of consumer demands and expectations, which are also rapidly evolving. If we are unable to exploit new and existing technologies to distinguish our products and services from those of our competitors or adapt to new distribution methods that provide optimal user experiences, our business and financial results may be adversely affected.

The increasing number of digital media options available on the Internet, through social networking tools and through mobile and other devices distributing news and other content, is expanding consumer choice significantly. Faced with a multitude of media choices and a dramatic increase in accessible information, consumers may place greater value on when, where, how and at what price they consume digital content than they do on the source or reliability of such content. Further, as existing newspaper readers get older, younger generations may not develop similar readership habits. News aggregation websites and customized news feeds (often free to users) may reduce our traffic levels by creating a disincentive for the audience to visit our websites or use our digital applications. If traffic levels stagnate or decline, we may not be able to create sufficient advertiser interest in our digital businesses or to maintain or increase the advertising rates of the inventory on our digital platforms.

In addition, the range of advertising choices across digital products and platforms and the large inventory of available digital advertising space have historically resulted in significantly lower rates for digital advertising than for print advertising. Consequently, our digital advertising revenue may not be able to replace print advertising revenue lost as a result of the shift to digital consumption. A decrease in our customers’ advertising expenditures, reduced demand for our offerings or a surplus of advertising inventory could lead to a reduction in pricing and advertising spending, which could have an adverse effect on our businesses and assets. Our ability to maintain and improve the performance of our customers’ advertising on our digital properties may impact rates we achieve in the marketplace for our advertising inventory.

Paywalls on our newspaper websites require users to pay for content after accessing a limited number of pages or news articles for free each month. Our ability to build a subscriber base on our digital platforms through these packages depends on market acceptance, consumer habits, pricing, an adequate online infrastructure, terms of delivery platforms and other factors. If our print subscribers opt out of the packages in greater numbers than we anticipate, we may not generate expected circulation revenue. In addition, the paywall may result in fewer page views or unique visitors to our websites if digital viewers are unwilling to pay to gain access to our digital content. Stagnation or a decline in website traffic levels may adversely affect our advertiser base and advertising rates and result in a decline in digital revenue.

Technological developments also pose other challenges that could adversely affect our operating revenues and competitive position. New delivery platforms may lead to pricing restrictions, the loss of distribution control and the loss of a direct relationship with consumers. Our advertising and circulation revenues have declined, reflecting general trends in the newspaper industry, including declining newspaper buying by young people and the migration to other available forms of media for news. We may also be adversely affected if the use of technology developed to block the display of advertising on websites proliferates.

Any changes we make to our business model to address these challenges may require significant capital investments. We may be limited in our ability to invest funds and resources in digital products, services or opportunities and we may incur costs of research and development in building and maintaining the necessary and continually evolving technology infrastructure. Some of our existing competitors and new entrants may have greater operational, financial and other resources or may otherwise be better positioned to compete for opportunities and as a result, our digital businesses may be less successful, which may adversely affect our business and financial results.

Macroeconomic trends may adversely impact our business, financial condition and results of operations.

Our operating revenues are sensitive to discretionary spending available to advertisers and subscribers in the markets we serve, as well as their perceptions of economic trends and uncertainty. Weak economic indicators in various regions across the nation, such as high unemployment rates, weakness in housing and continued uncertainty caused by national and state governments’ inability to resolve fiscal issues in a cost efficient manner to taxpayers may adversely impact advertiser and subscriber sentiment. These conditions could impair our ability to maintain and grow our advertiser and subscriber base.

Our business operates in highly competitive markets and our ability to maintain market share and generate operating revenues depends on how effectively we compete with existing and new competition.

Our business operates in highly competitive markets. Our newspapers compete for audiences and advertising revenue with other newspapers as well as with other media such as the Internet, magazines, broadcast, cable and satellite television, radio, direct mail, and yellow pages. Some of our current and potential competitors have greater financial and other resources than we do.

Our newspaper publications generate significant percentages of their advertising revenue from a few categories, including automotive, employment, and real estate classified advertising. In recent years, websites dedicated to automotive, employment, and real estate advertising have become significant competitors of our newspapers and websites. As a result, even in the absence of a recession or economic downturn, technological, industry, or other changes specifically affecting these advertising sources could reduce advertising revenues and adversely affect our financial condition and results of operations.

Our operating revenues primarily consist of advertising and paid circulation. Competition for advertising expenditures and paid circulation comes from local, regional and national newspapers, magazines, broadcast, cable and satellite television, radio, direct mail, yellow pages, the Internet, outdoor billboards, and other media. Free circulation daily newspapers have been recently introduced in several metropolitan markets, and there can be no assurance that free daily publications, or other publications, will not be introduced in any markets in which we publish newspapers. The National Do Not Call Registry has affected the way newspapers solicit home-delivery circulation, particularly for larger newspapers that historically have relied on telemarketing. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics, and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality, customer service, and other sources of news and information. Our local and regional competitors in community newspapers are typically unique to each market, but we have competitors for advertising revenue that are larger and have greater financial and distribution resources than we do. Circulation revenue and our ability to achieve price increases for our print products may be affected by competition from other publications and other forms of media available in our various markets, declining consumer spending on discretionary items like newspapers, decreasing amounts of free time, and declining frequency of regular newspaper buying among certain demographics. We may incur higher costs competing for advertising dollars and paid circulation. If we are not able to compete effectively for advertising dollars and paid circulation, our operating revenues may decline and our financial condition and results of operations may be adversely affected.

Decreases, or slow growth, in circulation may adversely affect our circulation and advertising revenues.

Our newspapers, and the newspaper industry as a whole, are experiencing challenges to maintain and grow print circulation and circulation revenue. This results from, among other factors, increased competition from other media, particularly the Internet, changing newspaper readership demographics and shifting preferences among some consumers to receive all or a portion of their news other than from a newspaper. These factors could affect our ability to implement circulation price increases for our print products.

In addition, our circulation revenue is sensitive to discretionary spending available to subscribers in the markets we serve, as well as their perceptions of economic trends and uncertainty. Weak economic indicators in various regions across the nation may adversely impact subscriber sentiment and therefore impair our ability to maintain and grow our circulation.

A prolonged decline in circulation could affect the rate and volume of advertising revenue. To maintain our circulation base, we may incur additional costs, and may not be able to recover these costs through circulation and advertising revenue. To address declining circulation, we may increase spending on marketing designed to retain our existing subscriber base and continue or create niche publications targeted at specific market groups. We may also increase marketing efforts to drive traffic to our proprietary websites.

We anticipate that readership analyses will become increasingly important now that the Audit Bureau of Circulations has agreed to publish readership statistics and recognize Internet use in addition to circulation information. We believe this is a positive industry development but we cannot predict its effect on advertising revenue.

We rely on revenue from the printing and distribution of publications for third parties that may be subject to many of the same business and industry risks that we are.

We generate a substantial amount of revenue from printing and distributing third-party publications, and our relationships with these third parties are generally pursuant to short-term contracts. As a result, if the macroeconomic and industry trends described herein such as the sensitivity to perceived economic weakness of discretionary spending available to advertisers and subscribers, circulation declines, shifts in consumer habits and the increasing popularity of digital media affect those third parties, we may lose, in whole or in part, a substantial source of revenue.

In addition, one of the local publications we provide printing and distribution services to provided notice to us to terminate its printing and distribution agreements with us in May 2015 and May 2016, respectively. A decision by any of the three largest national publications or the major local publications to cease publishing and distribution in those markets, or seek alternatives to their current business practice of partnering with us, could materially impact our profitability.

Newsprint prices may continue to be volatile and difficult to predict and control.

Newsprint is one of our largest expenses. The price of newsprint has historically been volatile and the consolidation of North American newsprint mills over the years has reduced the number of suppliers. We have historically been able to realize favorable newsprint pricing by virtue of our company-wide volume and a long-term contract with a significant supplier. Failure to maintain our current consumption levels, further supplier consolidation or the inability to maintain our existing relationships with our newsprint suppliers may adversely impact newsprint prices in the future.

We rely on third party vendors for various services.

We rely on third party suppliers. We do not control the operation of these suppliers. If any of these third party suppliers terminate their relationship with us, or do not provide an adequate level of service, it would be disruptive to our business as we seek to replace the supplier or remedy the inadequate level of service. This disruption may adversely affect our operating results.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business, or to defend successfully against intellectual property infringement claims by third parties.

Our ability to compete effectively depends in part upon our intellectual property rights, including our trademarks, copyrights and proprietary technology. Our use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property rights and proprietary technology may not be adequate. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary technology, or to defend against claims by third parties that the conduct of our businesses or our use of intellectual property infringes upon such third party’s intellectual property rights. Any intellectual property litigation or claims brought against us, whether or not meritorious, could result in substantial costs and diversion of our resources, and there can be no assurances that favorable final outcomes will be obtained in all cases. The terms of any settlement or judgment may require us to pay substantial amounts to the other party or cease exercising our rights in such intellectual property. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights, which may not be available on reasonable terms, or at all. Our business, financial condition or results of operations may be adversely affected as a result.

Adverse results from litigation or governmental investigations can impact our business practices and operating results.

From time to time, we could be party to litigation, including matters relating to alleged libel or defamation, and regulatory, environmental and other proceedings with governmental authorities and administrative agencies. Adverse outcomes in lawsuits or investigations may result in significant monetary damages or injunctive relief that may adversely affect our operating results or financial condition as well as our ability to conduct our businesses as they are presently being conducted.

We may not achieve the acquisition component of our business strategy, or successfully complete strategic acquisitions, investments or divestitures.

We continuously evaluate our businesses and make strategic acquisitions, investments and divestitures as part of our strategic plan. These transactions involve challenges and risks in negotiation, execution, valuation and integration. There can be no assurance that any such acquisitions, investments or divestitures can be completed.

We expect acquisitions to continue to be an important component of our business strategy; however, there can be no assurance that we will be able to grow our business through acquisitions, that any businesses acquired will perform in accordance with expectations or that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove to be correct. Future acquisitions may result in the incurrence of debt and contingent liabilities, an increase in interest and amortization expense and significant charges relative to integration costs. Our strategy could be impeded if we do not identify suitable acquisition candidates and our financial condition and results of operations will be adversely affected if we overpay for acquisitions. Even if successfully negotiated, closed and integrated, certain acquisitions may prove not to advance our business strategy and may fall short of expected returns.

Acquisitions involve a number of risks, including:

—	problems implementing disclosure controls and procedures for the newly acquired business;

—	the challenges in achieving strategic objectives, cost savings and other anticipated benefits;

—	unforeseen difficulties extending internal control over financial reporting and performing the required assessment at the newly acquired business;

—	potential adverse short-term effects on operating results through increased costs or otherwise;

—	potential future impairments of goodwill associated with the acquired business;

—	diversion of management’s attention and failure to recruit new, and retain existing, key personnel of the acquired business;

—	failure to successfully implement systems integration;

—	exceeding the capability of our systems; and

—	the risks inherent in the systems of the acquired business and risks associated with unanticipated events or liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may not be able to obtain financing necessary to complete acquisitions on attractive terms or at all.

Our ability to operate effectively could be impaired if we fail to attract and retain our executive officers.

Our success depends, in part, upon the continuing contributions of our executive officers. There is no guarantee that they will not leave. The loss of the services of any of our executive officers or the failure to attract other executive officers may have a material adverse effect on our business or our business prospects.

We may be obligated to make greater contributions to multiemployer defined benefit pension plans that cover our union-represented employees in the next several years than previously required, placing greater liquidity needs upon our operations.

We contribute to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover our union-represented employees, including the Chicago Newspaper Publishers Drivers’ Union Pension Plan (the “Drivers’ Plan”). We are the single largest participating employer in the Drivers’ Plan, and we are the only employer whose employees represent more than 5% of the total Drivers’ Plan participation.

On March 31, 2010, the Drivers’ Plan was certified by its actuary to be in critical status for the plan year beginning Jan. 1, 2010. As a result, the trustees of the Drivers’ Plan were required to adopt and implement a rehabilitation plan as of Jan. 1, 2011 designed to enable the Drivers’ Plan to cease being in critical status within the period of time stipulated by the Internal Revenue Code (the “IRC”). The terms of the rehabilitation plan adopted by the trustees require Tribune Publishing to make increased contributions beginning on Jan. 1, 2011 through Dec. 31, 2025, and the trustees of the Drivers’ Plan project that it will emerge from critical status on Jan. 1, 2026. Based on the actuarial assumptions utilized as of Jan. 1, 2010 to develop the rehabilitation plan, it is estimated that Tribune Publishing’s remaining share of the funding obligations to the Drivers’ Plan during the rehabilitation plan period is approximately $96 million as of Dec. 30, 2012. The funding obligation is subject to change based on a number of factors, including actual returns on plan assets as compared to assumed returns, changes in the number of plan participants and changes in the rate used for discounting future benefit obligations.

The risks of participating in these multiemployer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer withdraws from or otherwise ceases to contribute to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. Alternatively, if we choose to stop participating in one of our multiemployer plans, we may incur a withdrawal liability based on the unfunded status of the plan.

Our possession and use of personal information and the use of credit cards by our customers present risks and expenses that could harm our business. Unauthorized disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to costly litigation and damage our reputation.

Maintaining our network security is of critical importance because our online systems store confidential subscriber and other sensitive data, such as names, email addresses, addresses and other personal information. We depend on the security of our networks and, in part, on the security of our third-party service providers. Unauthorized use of our, or our third-party service providers’, networks, computer systems and services could potentially jeopardize the security of confidential information, including credit card information, of our customers. There can be no assurance that any security measures we, or third parties, take will be effective in preventing these activities. As a result of any such breaches, customers may assert claims of liability against us as a result of any failure by us to prevent these activities. These activities may subject us to legal claims, adversely impact our reputation, and interfere with our ability to provide our products and services, all of which may have a material adverse effect on our business, financial condition and results of operations.

Failure to protect confidential customer data or to provide customers with adequate notice of our privacy policies could also subject us to liabilities imposed by United States federal and state regulatory agencies or courts. We could also be subject to evolving state laws that impose data breach notification requirements, specific data security obligations, or other consumer privacy-related requirements. Our failure to comply with any of these laws or regulations may have an adverse effect on our business, financial condition and results of operations.

Labor strikes, lock-outs and protracted negotiations can lead to business interruptions and increased operating costs.

As of October 27, 2013, union employees comprised approximately 12% of our workforce. We are required to negotiate collective bargaining agreements across our business units on an ongoing basis. Complications in labor negotiations can lead to work slowdowns or other business interruptions and greater overall employee costs. If we or our suppliers are unable to renew expiring collective bargaining agreements, it is possible that the affected unions or others could take action in the form of strikes or work stoppages. Such actions, higher costs in connection with these agreements or a significant labor dispute could adversely affect our business by disrupting our ability to provide customers with our products or services. Depending on its duration, any lockout, strike or work stoppage may have an adverse effect on our operating revenues, cash flows or operating income or the timing thereof.

Changes in accounting standards can significantly impact reported earnings and operating results.

Generally accepted accounting principles and accompanying pronouncements and implementation guidelines for many aspects of our business, including those related to revenue recognition, intangible assets, pensions, income taxes and stock-based compensation are complex and involve significant judgments. Changes in these rules or their interpretation may significantly change our reported earnings and operating results.

Events beyond our control may result in unexpected adverse operating results.

Our results could be affected in various ways by global or domestic events beyond our control, such as wars, political unrest, acts of terrorism, and natural disasters. Such events can quickly result in significant declines in advertising revenue and significant increases in newsgathering costs.

Risks Relating to the Distribution

We have no operating history as a separate public company and may be unable to operate profitably after becoming a stand-alone company.

We have no operating history as a separate, stand-alone public company. Historically, because the publishing and the broadcasting businesses that comprised Tribune have been under one ultimate parent, they have been able to rely, to some degree, on the earnings, assets, and cash flow of each other for capital requirements. After the distribution, we will be able to rely only on the publishing business for such requirements. We cannot assure you that, as a separate public company, operating results will continue at historical levels, or that we will be profitable. Additionally, we have relied on Tribune for various financial, administrative and managerial services in conducting our operations. Following the distribution, we will maintain our own credit and banking relationships and in time will perform our own financial and investor relations functions. Although we may employ certain key employees of Tribune following the distribution, we cannot assure you that we will be able to successfully put in place, or thereafter maintain, the financial functions, administration and management necessary to operate as a separate company or that we will not incur additional costs operating as a separate public company. For example, prior to the distribution, we, as part of Tribune’s business, were able to use Tribune’s size to procure products and services on favorable terms. We could experience some increased costs after the distribution as a result of the absence of such economies of scale. Any such additional or increased costs may have a material adverse effect on our business, financial condition, or results of operations.

Our historical and pro forma financial information may not be indicative of our future results as a separate public company.

The historical and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a separate public company during the periods presented or be indicative of what our results of operations, financial position, and cash flows may be in the future when we are a separate public company. Our historical financial information reflects allocations for services historically provided by Tribune, and we expect these allocated costs to be different from the actual costs we will incur for these services in the future as a separate public company. In some instances, the costs incurred for these services as a separate public company may be higher than the share of total Tribune expenses allocated to our business historically.

The historical financial information does not reflect the increased costs associated with being a separate public company, including changes that we expect in our cost structure, personnel needs, financing, and operations of our business as a result of the distribution.

In addition, the pro forma financial information we have included in this information statement is based in part upon a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial information should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a separate company and may not be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and the notes thereto in this information statement.

We may incur increased costs after the distribution or as a result of the distribution that may cause our profitability to decline.

Historically, our business has been operated as one of Tribune’s segments, and Tribune has performed many corporate functions for our operations, including managing financial and human resources systems, internal auditing, investor relations, treasury services, select accounting functions, finance and tax administration, benefits administration, legal, governmental relations and regulatory functions. Following the distribution, Tribune will provide support to us with respect to certain of these functions for periods to be specified in the transition services agreement and various other agreements described elsewhere in this information statement. We will need to replicate certain systems, infrastructure and personnel to which we will no longer have access after the distribution from Tribune. However, we may misjudge our requirements for these services and systems on a standalone basis, and may incur greater than expected capital and other costs associated with developing and implementing its own support functions in these areas. These costs may exceed the costs we will pay to Tribune during the transition period.

In addition, there may be an adverse operational effect on our business as a result of the significant time our management and other employees and internal resources will need to dedicate to building these capabilities during the first few years following the distribution that otherwise would be available for other business initiatives and opportunities. When we begin to operate these functions independently, if we have not developed adequate systems and business functions, or obtained them from other providers, we may not be able to operate the company effectively and our profitability may decline.

A portion of our advertising revenues is earned under affiliation agreements which may be terminated or amended to provide for less favorable terms following the distribution.

An affiliate of Tribune is currently party to an affiliation agreement with CareerBuilder, LLC (“CareerBuilder”) pursuant to which our newspapers earn advertising revenues and pay affiliate fees. Pursuant to the terms of the limited liability company agreement of CareerBuilder, if Tribune (together with its affiliates) were to cease to own at least a 30% voting and economic interest in our newspapers, CareerBuilder could terminate the existing affiliation agreement. However, if Tribune (together with its affiliates) directly or indirectly retains at least a 1% voting and economic interest in our newspapers, Tribune could elect to enter into a modified affiliation agreement that would apply to our newspapers for up to five years. This modified affiliation agreement would be on less favorable terms compared to the existing affiliation agreement. We have no history operating under such a modified affiliation agreement and are not able to predict how such agreement will impact our revenues in the future, though we expect that our advertising revenues from this modified affiliation agreement will be lower. Tribune will continue to hold a 1.5% stake in Tribune Publishing to allow Tribune Publishing for a period of up to five years to enter into and retain the benefits of the modified affiliation agreement at our newspapers. However, it is possible that Tribune will cease to retain at least a 1% interest in Tribune Publishing prior to the end of the five-year period, or other circumstances could occur, which could cause our newspapers to cease to earn advertising revenue under an affiliation agreement with CareerBuilder.

Each of our newspapers is currently party to an affiliation agreement with Classified Ventures, LLC (“Classified Ventures”) pursuant to which our newspapers earn advertising revenues and pay affiliate fees. The affiliation agreements are subject to annual renewal. There can be no assurance that our newspapers will be able to enter into annual renewals of these affiliation agreements on similar terms, or at all, and continue to earn the same level of advertising revenues under the affiliation agreements following the distribution.

Tribune Publishing records revenue related to the CareerBuilder and Classified Ventures affiliation agreements for classified advertising products placed on affiliated digital platforms. Such amounts totaled $32 million and $53 million for the nine months ended Sept. 29, 2013 and $46 million and $66 million for the fiscal year 2012 related to CareerBuilder and Classified Ventures, respectively. Tribune Publishing also pays fees to CareerBuilder and Classified Ventures under the affiliation agreements related to selling the classified advertising products. Such amounts totaled $4 million and $18 million in the nine months ended Sept. 29, 2013 and $5 million and $21 million in the year ended Dec. 30, 2012 for CareerBuilder and Classified Ventures, respectively.

If we cease to earn advertising revenues under the affiliation agreements with CareerBuilder and Classified Ventures or the amount of such revenues is materially reduced, our operating revenues, financial condition and results of operations could be materially and adversely affected.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002, will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

We have historically operated as a subsidiary of Tribune and have not been subject to the same financial and other reporting and corporate governance requirements as a public company. Following the distribution, we will be required to file annual, quarterly and other reports with the Securities and Exchange Commission

(“SEC”). We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements under the listing standards of the New York Stock Exchange and the Sarbanes-Oxley Act of 2002, which will impose significant new compliance costs and obligations upon us. The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight which will increase our operating costs. These changes will also place significant additional demands on our finance and accounting staff and on our financial accounting and information systems. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

—	prepare and file periodic and current reports, and distribute other stockholder communications, in compliance with the federal securities laws and New York Stock Exchange rules;

—	define and expand the roles and the duties of our Board of Directors and its committees;

—	institute comprehensive compliance, investor relations and internal audit functions; and

—	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

In particular, beginning with the year ending December 31, 2015, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404(a) of the Sarbanes-Oxley Act of 2002. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. In addition, following the distribution, we will be required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting (at such time as it is required to do so), investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

We may incur increased expenses if the transition services agreement and other agreements with Tribune are terminated.

In connection with the distribution, we will enter into a transition services agreement and various other agreements with Tribune. These agreements will provide that we and Tribune may furnish each other services in such areas as employee benefits administration, risk management, claims administration and reporting, tax, legal, payroll, internal audit, and other areas where we and Tribune may need assistance and support following the distribution. Depending on the particular service being provided, the agreements will extend for up to          after the distribution, but may be terminated earlier under certain circumstances, including a default. If one or more of the agreements are terminated, we may be required to obtain such services from a third party. This may be more expensive than the fees that we will be required to pay under the agreements with Tribune.

If the distribution does not qualify as a tax-free distribution under Section 355 of the IRC, including as a result of subsequent acquisitions of stock of Tribune or Tribune Publishing, then Tribune or Tribune stockholders and warrantholders may be required to pay substantial U.S. federal income taxes, and Tribune Publishing may be obligated to indemnify Tribune for such taxes imposed on Tribune or Tribune stockholders and warrantholders as a result thereof.

The distribution is conditioned upon Tribune’s receipt of a private letter ruling (the “IRS Ruling”) from the Internal Revenue Service (the “IRS”), to the effect that the distribution and certain related transactions will qualify as tax-free to Tribune, Tribune Publishing and the Tribune stockholders and warrantholders for U.S. federal income tax purposes. Although a private letter ruling from the IRS generally is binding on the IRS, the IRS Ruling will not rule that the distribution satisfies every requirement for a tax-free distribution, and the parties will rely solely on the opinion of counsel described below for comfort that such additional requirements are satisfied.

The distribution is also conditioned upon Tribune’s receipt of an opinion of Debevoise & Plimpton LLP, special tax counsel to Tribune, to the effect that the distribution and certain related transactions will qualify as tax-free to Tribune and the stockholders and warrantholders of Tribune. The opinion of Tribune’s special tax counsel is expected to rely on the IRS Ruling as to matters covered by it.

The IRS Ruling and the opinion of Tribune’s special tax counsel will be based on, among other things, certain representations and assumptions as to factual matters made by Tribune and certain of the Tribune stockholders. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS Ruling or the opinion of Tribune’s special tax counsel. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS Ruling and the opinion of Tribune’s special tax counsel will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

The distribution will be taxable to Tribune pursuant to Section 355(e) of the IRC if there is a 50% or more change in ownership of either Tribune or Tribune Publishing, directly or indirectly, as part of a plan or series of related transactions that include the distribution. Section 355(e) might apply if other acquisitions of stock of Tribune before or after the distribution, or of Tribune Publishing after the distribution, are considered to be part of a plan or series of related transactions that include the distribution. If Section 355(e) applied, Tribune might recognize a very substantial amount of taxable gain.

Under the tax matters agreement, in certain circumstances, and subject to certain limitations, we are required to indemnify Tribune against taxes on the distribution that arise as a result of our actions or failures to act after the distribution. See “Risk Factors—Risks Relating to the Distribution—We will be unable to take certain actions after the distribution because such actions could jeopardize the tax-free status of the distribution, and such restrictions could be significant” and “Relationships Between Tribune and Tribune Publishing Following the Distribution—Tax Matters Agreement.” In some cases, however, Tribune might recognize gain on the distribution without being entitled to an indemnification payment under the tax matters agreement.

See “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

We will be unable to take certain actions after the distribution because such actions could jeopardize the tax-free status of the distribution, and such restrictions could be significant.

The tax matters agreement prohibits us from taking actions that could reasonably be expected to cause the distribution to be taxable or to jeopardize the conclusions of the IRS Ruling or opinions of counsel received by us or Tribune. In particular, for two years after the distribution, we may not:

—

enter into any agreement, understanding or arrangement or engage in any substantial negotiations with respect to any transaction involving the acquisition, issuance, repurchase or change of ownership of our capital stock, or options or other rights in respect of our capital stock, subject to certain exceptions relating to employee compensation arrangements and open market stock repurchases;

—	cease the active conduct of our business; or

—	voluntarily dissolve, liquidate, merge or consolidate with any other person, unless we survive and the transaction otherwise complies with the restrictions in the tax matters agreement.

Nevertheless, we are permitted to take any of the actions described above if we obtain Tribune’s consent, or if we obtain a supplemental IRS private letter ruling (or an opinion of counsel that is reasonably acceptable to Tribune) to the effect that the action will not affect the tax-free status of the distribution. However, the receipt by us of any such consent, opinion or ruling does not relieve us of any obligation we have to indemnify Tribune for an action we take that causes the distribution to be taxable to Tribune.

Because of these restrictions, for two years after the distribution, we may be limited in the amount of capital stock that we can issue to make acquisitions or to raise additional capital. Also, our indemnity obligation to Tribune may discourage, delay or prevent a third party from acquiring control of us during this two-year period in a transaction that our stockholders might consider favorable. See “Relationships Between Tribune and Tribune Publishing Following the Distribution—Tax Matters Agreement” and “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

The combined post-distribution value of Tribune and Tribune Publishing shares may not equal or exceed the pre-distribution value of Tribune shares.

After the distribution, we expect that Tribune common stock will continue to be traded over-the-counter. We intend to apply to list the shares of our common stock on the New York Stock Exchange. We cannot assure you that the combined trading prices of Tribune common stock and our common stock after the distribution, as adjusted for any changes in the combined capitalization of both companies, will be equal to or greater than the trading price of Tribune common stock prior to the distribution. Until the market has fully evaluated the business of Tribune without our business and potentially thereafter, the price at which Tribune common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business and potentially thereafter, the price at which our common stock trades may fluctuate significantly.

After the distribution, certain members of management, directors and stockholders may face actual or potential conflicts of interest.

After the distribution, our management and directors and the management and directors of Tribune may own both Tribune common stock and our common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when our management and directors and Tribune’s management and directors face decisions that could have different implications for us and Tribune. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and Tribune regarding the terms of the agreements governing the distribution and our relationship with Tribune thereafter. These agreements include the separation and distribution agreement, the tax matters agreement, the employee matters agreement, the transition services agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that we or Tribune may enter into in the future.

Federal Communications Commission regulations may limit Tribune Publishing’s activities, including the ability to own or operate media properties it does not presently own or operate.

The FCC’s “Newspaper Broadcast Cross Ownership Rule” (the “NBCO Rule”) prohibits a person or entity from having an “attributable” ownership or positional interest in a broadcast station and a daily newspaper published in the same market. For purposes of the NBCO Rule, any common officer, director or 5% or greater voting stockholder of Tribune and Tribune Publishing (“Common Interest Holder”) will be deemed to hold an attributable interest in both companies after the distribution. The existence of a Common Interest Holder may have the effect of limiting the activities or strategic business opportunities available to one company as a result of the business or activities of the other, including limiting our ability to acquire daily newspapers in markets where Tribune operates a broadcast station. Tribune’s existing Chicago market radio/television/newspaper combination has been permanently grandfathered by the FCC, and its television/newspaper combinations in the New York, Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven markets are subject to temporary waivers of the NBCO Rule granted on November 16, 2012, in connection with the FCC’s approval of Tribune’s plan of reorganization (the “Exit Order”).

The temporary waivers require Tribune to come into compliance with the NBCO rule within one year from the release date of the Exit Order or, if the FCC adopts a revised NBCO rule before the one-year deadline, authorizes Tribune to seek waivers of the revised rule by filing new waiver requests within 60 days after the FCC releases the order revising the NBCO rule. Because the FCC had not adopted a revised NBCO Rule by November 12, 2013, on that date Tribune filed with the FCC a request for extension of the temporary NBCO rule waivers granted in the Exit Order (in New York, Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven). The request is pending. Meanwhile, the FCC is considering a proposal that would modify the NBCO Rule by establishing a favorable presumption with respect to certain daily newspaper/broadcast combinations in the 20 largest markets and a rebuttable negative presumption with respect to such combinations in all other markets. The proceeding is pending. We cannot predict the outcome of this proceeding or whether or the extent to which the FCC will reauthorize Tribune’s existing temporary waivers.

We may not be able to access the credit and capital markets at the times and in the amounts needed and on acceptable terms.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the sources of capital in place at the time of the distribution will permit us to finance our operations for the foreseeable future on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including: (1) our financial performance, (2) our credit ratings or absence of a credit rating, (3) the liquidity of the overall capital markets and (4) the state of the economy. There can be no assurance that we will have access to the capital markets on terms acceptable to us.

Until the distribution occurs, Tribune has the sole discretion to change the terms of the distribution.

Until the distribution occurs, Tribune will have the sole and absolute discretion to determine and change the terms of the distribution, including the record date and distribution date. These changes may be unfavorable to us. In addition, Tribune may decide at any time not to proceed with the distribution.

Risks Relating to our Indebtedness

In connection with the distribution, we expect to incur indebtedness, which could adversely affect our financial condition and prevent us from fulfilling our obligations under anticipated agreements governing our indebtedness.

In connection with the distribution, we expect to borrow approximately $         million, with a portion of the proceeds to be used to fund an anticipated approximately $         million cash dividend to Tribune. Our level of debt could have important consequences to our stockholders, including:

—	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

—	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

—	increasing our vulnerability to general adverse economic and industry conditions;

—	exposing us to the risk of increased interest rates to the extent that our borrowings are at variable rates of interest;

—	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

—	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt and more favorable terms and thereby affecting our ability to compete; and

—	increasing our cost of borrowing.

We and our subsidiaries may incur significant additional indebtedness in the future. If new indebtedness is added to our anticipated indebtedness levels after the distribution, the related risks that we face would increase.

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our anticipated debt obligations will depend on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We might not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. For information regarding the risks to our business that could impair our ability to satisfy our obligations under our indebtedness, see “—Risks Relating to Our Business.” If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. We expect that the agreements governing our indebtedness will restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial condition and results of operations and our ability to satisfy our obligations under our indebtedness.

If we cannot make scheduled payments on our debt, we will be in default and lenders could declare all outstanding principal and interest to be due and payable, the lenders under our expected revolving credit facility could terminate their commitments to loan money, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. All of these events could result in you losing some or all of the value of your investment.

The terms of the agreements governing our indebtedness are expected to restrict our current and future operations, particularly our ability to respond to changes or to take certain actions, which could harm our long-term interests.

We expect that the agreements governing our indebtedness will contain a number of restrictive covenants that will impose significant operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests. These restrictions might hinder our ability to grow in accordance with our strategy. A breach of the covenants under the agreements governing our indebtedness could result in an event of default under those agreements. Such a default may allow certain creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of all of these restrictions, we may be:

—	limited in how we conduct our business;

—	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

—	unable to compete effectively or to take advantage of new business opportunities.

Risks Relating to our Common Stock and the Securities Market

Certain provisions of our certificate of incorporation, by-laws, tax matters agreement, separation and distribution agreement, employee matters agreement, transition services agreement, and Delaware law may discourage takeovers.

We expect that our amended and restated certificate of incorporation and amended and restated by-laws will contain certain provisions that may discourage, delay or prevent a change in our management or control over us. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of stockholders may consider such proposal, if effected, desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of the board of directors. Moreover, these provisions may inhibit increases in the trading price of our common stock that may result from takeover attempts or speculation.

Under the tax matters agreement, we have agreed to indemnify Tribune for certain tax related matters, and we may be unable to take certain actions after the distribution. See “—Risks Relating to the Distribution—We will be unable to take certain actions after the distribution because such actions could jeopardize the tax-free status of the distribution, and such restrictions could be significant.” We will also enter into, among others, the separation and distribution agreement, the tax matters agreement, the employee matters agreement and the transition services agreement covering specified indemnification and other matters that may arise after the distribution. The separation and distribution agreement, the tax matters agreement, the employee matters agreement and the transition services agreement may have the effect of discouraging or preventing an acquisition of us or a disposition of our business.

Substantial sales of our common stock following the distribution, or the perception that such sales might occur, could depress the market price of our common stock.

Substantially all of the shares of our common stock distributed in the distribution will be eligible for immediate resale in the public market, unless held by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could depress the market price of our common stock. In addition, our smaller size and different investment characteristics may not appeal to the current investor base of Tribune, which may seek to dispose of large amounts of our common stock following the distribution. There is no assurance that there will be sufficient buying interest to offset any such sales, and, accordingly, the price of our common stock may be depressed by those sales and have periods of volatility.

The market price for our common stock may be volatile, and you may not be able to sell your common stock at the initial trading price.

There has been no public market for our common stock prior to the distribution. An active public market for our common stock may not be sustained after the distribution. The price of our common stock in any such market may be higher or lower than the initial trading price. Many factors could cause the trading price of our common stock to rise and fall, including the following:

—	declining newspaper print circulation;

—	declining operating revenues derived from our core business;

—	variations in quarterly results;

—	announcements of technological innovations by us or by competitors;

—	introductions of new products or services or new pricing policies by us or by competitors;

—	acquisitions or strategic alliances by us or by competitors;

—	recruitment or departure of key personnel or key groups of personnel;

—	the gain or loss of significant advertisers or other customers;

—	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that elect to follow our stock; and

—	market conditions in the newspaper industry, the media industry, the industries of our customers, and the economy as a whole.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage or if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock may decrease, which could cause our stock price or trading volume to decline.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the General Corporation Law of the State of Delaware (the “DGCL”) or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. The choice of forum provision in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The statements contained in this information, as well as the information contained in the notes to our combined financial statements, including the statements found in the section entitled “Risk Factors,” include certain forward-looking statements that are based largely on our current expectations and reflect various estimates and assumptions by us. Forward looking statements are subject to certain risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in such forward looking statements. Such risks, trends and uncertainties, which in some instances are beyond our control, include:

—	competition and other economic conditions including fragmentation of the media landscape and competition from other media alternatives;

—	changes in advertising demand, circulation levels and audience shares;

—	our ability to develop and grow our online businesses;

—	our reliance on revenue from printing and distributing third-party publications;

—	changes in newsprint prices;

—	macroeconomic trends and conditions;

—	our reliance on third party vendors for various services;

—	our ability to adapt to technological changes;

—	adverse results from litigation, governmental investigations or tax-related proceedings or audits;

—	our ability to realize benefits or synergies from acquisitions or divestitures or to operate our businesses effectively following acquisitions or divestitures;

—	our ability to attract and retain employees;

—	our ability to satisfy pension and other postretirement employee benefit obligations;

—	changes in accounting standards;

—	the effect of labor strikes, lock-outs and labor negotiations;

—	regulatory and judicial rulings;

—	our indebtedness and ability to comply with covenants applicable to our anticipated debt financing;

—	our adoption of fresh-start reporting which has caused our combined financial statements for periods subsequent to December 31, 2012 to not be comparable to prior periods;

—	our ability to satisfy future capital and liquidity requirements; and

—	our ability to access the credit and capital markets at the times and in the amounts needed and on acceptable terms.

The words “believe,” “expect,” “anticipate,” “estimate,” “could,” “should,” “intend,” “may,” “plan,” “seek” and similar expressions generally identify forward looking statements. Whether or not any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond our control. Readers are cautioned not to place undue reliance on such forward looking statements, which are being made as of the date of this information statement. We undertake no obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

THE DISTRIBUTION

Introduction

We expect the distribution to be accomplished by transferring the assets and liabilities of the publishing business of Tribune to Tribune Publishing and then distributing 98.5% of the shares of Tribune Publishing common stock to Tribune’s stockholders and holders of Warrants.

Holders of Tribune common stock and Warrants will receive          shares of Tribune Publishing common stock for every share of Tribune common stock or Warrant, respectively, owned on the record date for the distribution.

If you hold your Tribune shares or Warrants in your own name, then your account statement reflecting the Tribune Publishing shares will be mailed to you on or about         , 2014. You should allow several days for the mail to reach you. If you hold your Tribune shares or Warrants through your broker or other nominee, you are probably not a stockholder of record and your receipt of Tribune Publishing shares depends on your arrangements with the nominee that holds your Tribune shares or Warrants for you. We anticipate that brokers and other nominees generally will credit their customers’ accounts with Tribune Publishing shares or Warrants on or about         , 2014, but you should check with your broker or other nominee. See “The Distribution—When and How You Will Receive Tribune Publishing Common Stock.”

As a result of the distribution, 98.5% of the outstanding shares of Tribune Publishing common stock will be distributed to Tribune stockholders and holders of Warrants. Immediately following the distribution, Tribune will own          shares of Tribune Publishing common stock and Tribune Publishing will be a separate public company. The shares of Tribune Publishing common stock will be distributed by book-entry. Instead of stock certificates, each Tribune stockholder that was a record holder of Tribune shares on the record date will receive a statement of such stockholder’s book-entry account for the shares of Tribune Publishing common stock distributed to such stockholder. We expect that account statements reflecting ownership of the shares of Tribune Publishing common stock will be mailed shortly after the distribution date. Shares of Tribune Publishing common stock should be credited on or about         , 2014 to accounts with brokers or nominees of Tribune stockholders and warrantholders that are not record holders on the record date.

Tribune Publishing was incorporated on November 21, 2013, and its principal executive offices are located at 435 North Michigan Avenue, Chicago, Illinois 60611.

Background of the Distribution

Tribune’s board of directors and management team evaluated a variety of strategic options intended to maximize shareholder value and position the company for long-term growth. As a result of this process, the Tribune board authorized management to pursue the separation of Tribune’s primary lines of business, broadcasting and publishing, into two distinct companies, subject to the satisfaction or waiver of certain conditions and the board of directors’ ongoing consideration of the transaction and its final approval. See “The Distribution—Conditions to the Distribution” for further discussion.

In connection with the distribution, Tribune will undertake the internal reorganization described below under “—Internal Reorganization.” Following the internal reorganization, Tribune will distribute 98.5% of the shares of Tribune Publishing common stock to its stockholders and warrantholders on a pro rata basis and retain a 1.5% ownership interest in Tribune Publishing. Following the distribution, Tribune Publishing will operate independently from Tribune. Tribune’s stockholders will not be required to vote to effectuate the distribution. Tribune’s stockholders will not have appraisal rights with regards to the distribution.

The internal reorganization and, in turn, the distribution, are subject to the satisfaction, or waiver by Tribune, of a number of conditions. Additionally, Tribune may determine not to complete the internal reorganization or the distribution if, at any time, the board of directors of Tribune determines, in its sole discretion, that the distribution is not in the best interest of Tribune or its stockholders or is otherwise not advisable.

On August 23, 2013, the company submitted a request to the IRS for a private letter ruling confirming the tax-free nature of the distribution.

Reasons for the Distribution

The board of directors and management of Tribune believe that the distribution is in the best interests of Tribune and its stockholders. Tribune believes that the distribution will enhance value for Tribune stockholders and give Tribune Publishing the financial and operational flexibility to take advantage of opportunities in the newspaper sector and meet the changing needs of the media marketplace today and in the future. The board of directors and management of Tribune considered the following potential benefits in making its determination to effect the distribution:

—	allowing each of Tribune and Tribune Publishing to focus on its respective core business;

—	relieving certain regulatory restrictions on the ability of either Tribune or Tribune Publishing to enter into certain markets as a result of current cross-ownership restrictions;

—	enhancing the effectiveness of Tribune and Tribune Publishing’s equity-linked compensation;

—	facilitating future acquisitions and creating more attractive acquisition currencies for both Tribune and Tribune Publishing;

—	optimizing the capital structure and leverage level for the distinctive business profile of each of Tribune and Tribune Publishing; and

—	facilitating a potential future public offering of Tribune.

In determining whether to pursue the distribution, Tribune’s board of directors considered the costs and risks associated with the transaction, including the cost associated with preparing Tribune Publishing to become an independent public company, the time and effort required by this transaction from Tribune’s and Tribune Publishing’s management and the potential distraction from their respective businesses and the loss of synergies and scale from operating as a single company. Notwithstanding these costs and risks, and taking into account the factors discussed above, Tribune’s board of directors determined that the distribution was the most attractive alternative to enhance stockholder value.

Internal Reorganization

The separation and distribution agreement will provide for the transfers of entities and related assets and liabilities so that as of the distribution date Tribune will retain the entities associated with Tribune’s broadcasting business and Tribune Publishing will hold the entities associated with the publishing business, including the Los Angeles Times, the Chicago Tribune, the Sun Sentinel, serving southeast Florida, the Orlando Sentinel, The Baltimore Sun, the Hartford Courant, The Morning Call, serving Pennsylvania’s Lehigh Valley, and the Daily Press, serving the Virginia Peninsula.

Following the distribution, Tribune will continue to own Tribune’s broadcasting and other businesses, including its equity interests in Classified Ventures, CareerBuilder and the Television Food Network, and its portfolio of real estate assets. Tribune is also expected to retain most of its pension assets and liabilities.

Manner of Effecting the Distribution

The general terms and conditions relating to the distribution will be set forth in an agreement between Tribune Publishing and Tribune, which we refer to as the “separation and distribution agreement.” See “Relationships Between Tribune and Tribune Publishing Following the Distribution—Separation and Distribution Agreement.”

Tribune will transfer to Tribune Publishing all of its assets, liabilities and businesses primarily related to Tribune’s publishing operations (which we refer to collectively as the contribution). In exchange for the contribution, Tribune Publishing will:

—	issue to Tribune shares of Tribune Publishing common stock to be distributed to Tribune’s stockholders pro rata, which we refer to as the distribution; and

—	transfer to Tribune approximately $ million in cash from the proceeds of debt financing we anticipate arranging prior to the distribution, which we refer to as the special cash payment.

After the contribution, Tribune will spin off Tribune Publishing to the holders of common stock and Warrants of Tribune by distributing 98.5% of the shares of Tribune Publishing common stock to Tribune stockholders and warrantholders on a pro rata basis.

As a result of the distribution, Tribune Publishing will become an independent public company, although Tribune Publishing will continue to have a number of significant commercial and operational arrangements with Tribune and Tribune will continue to hold a 1.5% stake in Tribune Publishing for a period of up to five years following the distribution. We intend to apply to list Tribune Publishing common stock on the New York Stock Exchange under the symbol “        .”

Holders of Tribune common stock and Warrants will receive          shares of Tribune Publishing common stock for every share of Tribune common stock or Warrant, respectively, owned on the record date for the distribution.

Based on the number of Tribune shares and Warrants outstanding on the record date and the distribution ratio, approximately          shares of Tribune Publishing common stock will be distributed to Tribune stockholders and holders of Warrants. The shares of Tribune Publishing common stock to be distributed will constitute 98.5% of the outstanding shares of Tribune Publishing common stock. Immediately following the distribution, Tribune will own 1.5% of the outstanding shares of Tribune Publishing common stock, and Tribune Publishing will be a separate public company.

When and How You Will Receive Tribune Publishing Common Stock

Tribune will use a book-entry system to distribute shares of Tribune Publishing common stock. No stock certificates will be issued for Tribune Publishing shares. Following the distribution, each record holder of Tribune common stock on the record date will receive from the distribution agent a statement of the amount of shares of Tribune Publishing common stock credited to his or her account. If you are not a record holder of Tribune common stock on the record date because your shares are held on your behalf by your broker or other nominee, your shares of Tribune Publishing common stock should be credited to your account with your broker or nominee on or about         , 2014.

No Tribune stockholder will be required to pay any cash or other consideration for shares of Tribune Publishing common stock received in the distribution, or to surrender or exchange Tribune shares in order to receive shares of Tribune Publishing common stock. No vote of Tribune stockholders is required or sought in connection with the distribution, and Tribune stockholders will have no appraisal rights in connection with the distribution.

In order to receive shares of Tribune Publishing common stock in the distribution, Tribune stockholders must have been stockholders as of 5:00 p.m., Eastern Time, on the record date.

Treatment of Warrants

Pursuant to the Warrant Agreement, holders of Warrants are entitled to receive a pro rata distribution concurrently with the distribution of Tribune Publishing common stock to holders of common stock of Tribune. Accordingly, in the distribution, holders of Warrants will receive          shares of Tribune Publishing common stock for every Tribune Warrant owned on the record date for the distribution.

The Warrants will remain outstanding with the same terms and conditions, including an exercise price of $0.001 per share of Tribune common stock, subject to adjustment in accordance with the terms of the Warrant Agreement.

Treatment of Fractional Shares

The transfer agent will not deliver any fractional shares of Tribune Publishing common stock in connection with the distribution. Instead, at the transfer agent’s sole discretion, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment, in the form of a check, in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us. It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

None of Tribune, Tribune Publishing and the transfer agent will guarantee any minimum sale price for the fractional shares of Tribune Publishing common stock. Neither Tribune Publishing nor Tribune will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

Results of the Distribution

After the distribution, Tribune Publishing will be a separate public company operating the publishing business. Immediately after the distribution, Tribune Publishing expects to have approximately          shares of common stock outstanding, respectively, based on the outstanding Tribune shares and Warrants on the record date and the distribution ratio of          shares of Tribune Publishing common stock for every share of Tribune common stock and for every Warrant. The distribution will not affect the number of outstanding Tribune shares or Warrants or any rights of Tribune stockholders or warrantholders.

Trading Prior to the Distribution Date

We anticipate that a “when-issued” market in Tribune Publishing common stock will develop prior to the distribution date. In the context of the distribution, when-issued trading refers to a securities transaction made conditionally on or before the distribution date because the securities are not yet available. When-issued trades generally settle within four trading days after the distribution date. If you own shares of Tribune’s common stock or Warrants on the record date, you will be entitled to receive shares of Tribune Publishing common stock in the distribution. Once a “when-issued” market develops, you may trade this entitlement to receive shares of Tribune Publishing common stock, without the shares of Tribune’s common stock you own. On the first trading day following the distribution date, we expect that “when-issued” trading of Tribune Publishing common stock will end and “regular-way” trading will begin on the New York Stock Exchange. Regular-way trading typically involves a trade that settles on the third full trading day following the date of the securities transaction. If the distribution does not occur, all when-issued trades in Tribune Publishing common stock will not be settled and therefore will be null and void.

In addition, prior to the distribution date, two markets may develop in Tribune’s common stock and Warrants: a “due-bills” market and an “ex-distribution” market. Shares of Tribune’s common stock and Warrants that trade on the due-bills market will trade with an entitlement to receive shares of Tribune Publishing common stock in the distribution, and such trades will generally settle within four trading days after the distribution date. Shares and Warrants that trade on the ex-distribution market will trade without an entitlement to receive shares of Tribune Publishing common stock in the distribution, and such trades will generally settle on a regular-way basis. Therefore, if you sell shares of Tribune’s common stock or Warrants in the due-bills market up through the distribution date, you will be selling your right to receive shares of Tribune Publishing common stock in the distribution. However, if you own shares of Tribune’s common stock or Warrants on the record date and sell those shares in the ex-distribution market up through the distribution date, you will still be entitled to receive shares of Tribune Publishing common stock in the distribution. If the distribution does not occur, all “due-bills” trades in Tribune’s common stock and Warrants will not be settled and therefore will be null and void.

Listing and Trading of the Shares of Tribune Publishing Common Stock

As of the date of this information statement, we are a wholly-owned subsidiary of Tribune and, accordingly, there is currently no public market for our common stock, although a “when-issued” market in our common stock may develop prior to the distribution. See “—Trading Prior to the Distribution Date” above for an explanation of a “when-issued” market. We intend to apply to list our shares of common stock on the New York Stock Exchange under the symbol “        .”

We cannot assure you as to the price at which our common stock will trade before, on or after the distribution date, and the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of Tribune’s Class A common stock, Class B common stock or Warrants and Tribune Publishing’s common stock following the distribution may be less than, equal to or greater than the current trading price of Tribune’s Class A common stock, Class B common stock or Warrants, as the case may be. See “Risk Factors— Risks Relating to our Common Stock and the Securities Market.”

Shares of Tribune Publishing common stock distributed to Tribune’s stockholders will be freely transferable, except for such shares that are distributed to persons who are considered our affiliates. Individuals or entities may be deemed to be affiliates of Tribune Publishing if they control, are controlled by, or are under common control with, Tribune Publishing, as those terms generally are interpreted for federal securities law purposes. These persons may include certain or all of our directors, officers, and significant stockholders. In addition, individuals who are affiliates of Tribune on the distribution date may be deemed to be affiliates of Tribune Publishing. Individuals who are our affiliates, or are deemed our affiliates, will be permitted to sell their shares of Tribune Publishing common stock only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Material U.S. Federal Income Tax Consequences of the Distribution

The following summarizes the material United States federal income tax consequences of the distribution. This summary is based on the IRC, the Treasury regulations promulgated under the IRC, and interpretations of the IRC and the Treasury regulations by the courts and the IRS, all as they exist as of the date hereof and all of which are subject to change, possibly with retroactive effect. This is not a complete summary of all of the tax consequences of the distribution. In particular, it may not address United States federal income tax considerations applicable to Tribune stockholders and warrantholders subject to special treatment under United States federal income tax law, such as financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, stockholders and warrantholders who hold their shares as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction, stockholders and warrantholders who are subject to the alternative minimum tax and stockholders and warrantholders who acquired their shares or warrants upon the exercise of employee stock options or otherwise as compensation. In addition, this summary is limited to stockholders and warrantholders that hold their Tribune common stock or Warrants as a capital asset. Finally, this summary does not address any estate, gift or other non-income tax consequences or any state, local or foreign tax consequences.

This summary is limited to stockholders and warrantholders of Tribune that are United States holders. A United States holder is a beneficial owner of Tribune stock or Warrants, other than an entity or arrangement treated as a partnership for United States federal income tax purposes, that is, for United States federal income tax purposes:

—	an individual who is a citizen or a resident of the United States;

—	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

—	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

—	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

Tribune stockholders and warrantholders are urged to consult their own tax advisors regarding the tax consequences of the distribution to them, including the effects of United States federal, state, local, foreign and other tax laws.

The distribution is conditioned upon Tribune’s receipt of the IRS Ruling. Although a private letter ruling from the IRS generally is binding on the IRS, the IRS Ruling will not rule that the distribution satisfies every requirement for a tax-free distribution, and the parties will rely solely on the opinion of counsel described below for comfort that such additional requirements are satisfied.

The distribution is also conditioned upon Tribune’s receipt of the opinion of Tribune’s special tax counsel to the effect that the distribution and certain related transactions will qualify as tax-free to Tribune and the stockholders and warrantholders of Tribune. The opinion of Tribune’s special tax counsel is expected to rely on the IRS Ruling as to matters covered by it.

The IRS Ruling and the opinion of Tribune’s special tax counsel will be based on, among other things, certain representations and assumptions as to factual matters made by Tribune and certain of the Tribune stockholders, including assumptions concerning Section 355(e) of the IRC as discussed below. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS Ruling or opinion. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS Ruling and the opinion of Tribune’s special tax counsel will be based on current law, and cannot be relied on if current law changes with retroactive effect.

The IRS Ruling and the opinion of Tribune’s special tax counsel are expected to conclude that:

1.	the contribution by Tribune to Tribune Publishing of assets of the Tribune Publishing business and related liabilities in exchange for shares of Tribune Publishing common stock and receipt by Tribune of the special cash payment, followed by the distribution of the Tribune Publishing common stock in the distribution, will qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the IRC, and Tribune and Tribune Publishing will each be a party to a reorganization within the meaning of Section 368(b) of the IRC;

2.	no gain or loss will be recognized by Tribune on the contribution or the distribution under Section 361 of the IRC provided that (i) the cash received by Tribune does not exceed the amount of Tribune’s tax basis in the assets contributed to Tribune Publishing (less liabilities assumed) and (ii) the special cash payment is distributed in pursuance of the plan of reorganization;

3.	no gain or loss will be recognized by stockholders or warrantholders of Tribune on the receipt of the Tribune Publishing common stock in the distribution under Section 355(a)(1) of the IRC, except for holders of Tribune restricted stock who have not made a valid election under Section 83 of the IRC;

4.	each Tribune stockholder’s and warrantholder’s holding period in the Tribune Publishing common stock received in the distribution will include the holding period of the Tribune common stock or Warrant with respect to which the distribution of the Tribune Publishing common stock is made; and

5.	each Tribune stockholder’s and warrantholder’s basis in a share of Tribune Publishing common stock or Warrant will be allocated between the share of Tribune common stock with respect to which the distribution of the Tribune Publishing common stock is made and the share of Tribune Publishing common stock (or allocable portions thereof) received with respect to such share of Tribune common stock or warrant in proportion to their fair market values.

The IRS Ruling and the opinion of Tribune’s special tax counsel are expected to conclude that certain internal contributions and distributions in connection with the distribution will be tax-free to Tribune.

If the distribution does not qualify as a tax-free distribution under Section 355 of the IRC, each Tribune stockholder and warrantholder who receives Tribune Publishing common stock would be treated as receiving a taxable dividend in an amount equal to the fair market value of the Tribune Publishing stock received, to the extent of such stockholder’s or warrantholder’s ratable share of Tribune’s earnings and profits.

In addition, if the distribution does not qualify under Section 355 of the IRC, Tribune would have taxable gain equal to the excess of the value of the assets transferred to Tribune Publishing plus liabilities assumed by Tribune Publishing over Tribune’s tax basis for those assets. Even if the distribution otherwise qualifies as a tax-free distribution under Section 355 of the IRC, the distribution will be taxable to Tribune pursuant to Section 355(e) of the IRC if there is a 50% or more change in ownership of either Tribune or Tribune Publishing, directly or indirectly, as part of a plan or series of related transactions that include the distribution. Section 355(e) might apply if acquisitions of stock of Tribune before or after the distribution, or of Tribune Publishing after the distribution, are considered to be part of a plan or series of related transactions that include the distribution. In connection with the request for the IRS Ruling, Tribune has represented and in connection with the opinion of Tribune’s special tax counsel, Tribune will represent, that the distribution is not part of any such plan or series of related transactions. If Section 355(e) of the IRC applied, Tribune might recognize a very substantial amount of taxable gain.

Under the tax matters agreement, in certain circumstances, and subject to certain limitations, Tribune Publishing will be required to indemnify Tribune for taxes on the distribution that arise as a result of actions or failures to act by Tribune Publishing, or as a result of changes in ownership of the stock of Tribune Publishing after the distribution. See “Relationships Between Tribune and Tribune Publishing Following the Distribution—Tax Matters Agreement.”

In some cases however, Tribune might recognize gain on the distribution without being entitled to an indemnification payment under the tax matters agreement. Even if Section 355(e) of the IRC causes the distribution to be taxable to Tribune, the distribution will nevertheless remain tax-free to Tribune stockholders and warrantholders.

United States Treasury regulations require each Tribune stockholder that owns at least 5% of the total outstanding stock of Tribune and receives stock in the distribution to attach to its United States federal income tax return for the year in which the distribution occurs a detailed statement containing certain information relating to the tax-free nature of the distribution. Upon request, Tribune will provide holders of 5% or more of its outstanding stock or Warrants who received Tribune Publishing stock in the distribution with any pertinent information that is in Tribune’s possession and is reasonably available, to the extent necessary to comply with that requirement.

Conditions to the Distribution

We expect that the distribution will be effective on the distribution date, provided that the following conditions have been satisfied or waived by Tribune:

—	the approval by the board of directors of Tribune of the distribution and all related transactions (and such approval not having been withdrawn);

—	the completion of the internal reorganization;

—	Tribune’s receipt of the IRS Ruling and the opinion of Tribune’s special tax counsel in a form satisfactory to Tribune in its sole discretion, to the effect that, among other things, subject to the accuracy of and compliance with certain representations, assumptions and covenants, the contribution of the assets constituting Tribune’s publishing business to us and the distribution will qualify for non-recognition of gain or loss to Tribune and its stockholders and warrantholders under Sections 368 and 355 of the IRC except to the extent of cash received in lieu of fractional shares;

—	no order, injunction or decree that would prevent the consummation of the distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction and no other legal restraint or prohibition preventing consummation of the distribution will be in effect;

—	no events or developments having occurred prior to the distribution that, in the judgment of the board of directors of Tribune, would result in the distribution having a material adverse effect on Tribune or its stockholders;

—	Tribune’s and Tribune Publishing’s execution of the separation and distribution agreement, the tax matters agreement, the transition services agreement, the employee matters agreement and all other ancillary agreements relating to the distribution;

—	the SEC having declared effective the Form 10, of which this information statement forms a part;

—	our common stock having been approved for listing on a national securities exchange;

—	all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws and any other necessary and applicable consents having been taken, obtained and, where applicable, having become effective or been accepted;

—	Tribune having established the record date for the distribution; and

—	our amended and restated certificate of incorporation and amended and restated by-laws, each in substantially the form filed with the Form 10, having become effective at or prior to the distribution.

The fulfillment of the above conditions will not create any obligation on Tribune’s part to effect the distribution. Tribune, in its sole and absolute discretion, will determine the terms of, and whether to proceed with, the distribution and, to the extent it determines to proceed, determine the record date and distribution date.

Regulatory Approval

Apart from the registration under United States federal securities laws of the Tribune Publishing common stock to be distributed in the distribution and related stock exchange listing requirements, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution. The distribution will not affect the ownership or control of Tribune’s television stations or its television licensee subsidiaries; consequently, FCC approval will not be required in connection with the distribution with respect to any of the television station licenses. FCC consent will be required with respect to the transfer to Tribune Publishing of certain private business radio licenses associated with newspaper operations.

No Appraisal Rights

Under the DGCL, Tribune stockholders will not have appraisal rights in connection with the distribution.

RELATIONSHIPS BETWEEN TRIBUNE AND TRIBUNE PUBLISHING FOLLOWING THE DISTRIBUTION

For purposes of governing the separation of Tribune Publishing from Tribune as well as certain of the ongoing relationships between Tribune and Tribune Publishing after the distribution, Tribune Publishing will enter into the agreements with Tribune described in this section. The forms of agreements summarized in this section are included as exhibits to the registration statement on Form 10 that relates to this information statement and filed with the SEC. The following summaries are intended as overviews only and are qualified in their entirety by reference to the agreements as filed. See “Where You Can Find More Information.”

Separation and Distribution Agreement

The separation and distribution agreement will contain the key provisions relating to the separation of Tribune Publishing’s business from that of Tribune and the distribution of 98.5% of Tribune’s shares of Tribune Publishing common stock to holders of Tribune common stock and Warrants entitled to such distribution, as described under “The Distribution.” The separation and distribution agreement will identify the assets to be transferred to, and the liabilities and contracts to be assumed by, Tribune Publishing or Tribune, as applicable, in the distribution, and describe when and how these transfers and assumptions will occur. It will also include procedures by which Tribune and Tribune Publishing will become separate companies. In addition, it will contain the conditions that must be satisfied, or waived by Tribune, prior to the separation and the completion of the distribution. In addition, we will enter into a transition services agreement and various other agreements with Tribune governing various interim and ongoing relationships between Tribune Publishing and Tribune following the distribution date. These ancillary agreements include the following:

—	transition services agreement,

—	tax matters agreement,

—	employee matters agreement and

—	other agreements with respect to intellectual property.

Tribune and Tribune Publishing intend to execute the separation and distribution agreement and the ancillary agreements on or before the distribution date.

Transition Services Agreement

In connection with the distribution, we expect to enter into a transition services agreement with Tribune, pursuant to which Tribune and we will provide to each other certain specified services on a transitional basis, including in such areas as employee benefits administration, risk management, claims administration and reporting, tax, legal, payroll, internal audit, and other areas where we and Tribune may need assistance and support following the distribution. The charges for the transition services are expected to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, generally without profit.

The services provided under the transition services agreement will terminate at various times to be specified in the agreement, but the receiving party may terminate certain specified services by giving prior written notice to the provider of such services. We anticipate that we will generally be in a position to complete the transition of most services within          months following the distribution date.

Tax Matters Agreement

The tax matters agreement will govern the respective rights, responsibilities and obligations of Tribune and Tribune Publishing after the distribution with respect to taxes, including Tribune’s and Tribune Publishing’s obligations to file tax returns and remit taxes, control over tax contests and Tribune’s and Tribune Publishing’s obligations to cooperate after the distribution in tax return preparation and record-keeping matters.

The tax matters agreement generally provides that Tribune will be responsible for all taxes (other than taxes on the distribution and related transactions) for periods before the distribution that are reportable on any tax return that includes Tribune or one of its non-Tribune Publishing subsidiaries, on the one hand, and Tribune Publishing or one of its subsidiaries, on the other hand. Tribune Publishing will be responsible for all such taxes reportable on any tax return that includes Tribune Publishing or its subsidiaries but does not include any non-Tribune Publishing subsidiaries.

The tax matters agreement further provides that Tribune Publishing and certain Tribune Publishing subsidiaries will indemnify Tribune for (i) taxes on the distribution and related transactions resulting from (A) any of their actions (or failures to take certain actions) that disqualify the distribution and related transactions as tax-free or (B) any issuance of stock by Tribune Publishing or any of its affiliates or change in ownership of any such entities (other than changes in ownership solely caused by Tribune) that would cause Section 355(d), Section 355(e) or Section 355(f) of the IRC to apply to the distribution, (ii) taxes on the distribution and related transactions resulting from the disqualification of the distribution due to breaches by Tribune Publishing of representations and covenants and (iii) taxes of Tribune Publishing attributable to the Tribune Publishing business for which Tribune is not otherwise responsible and that are not related to the distribution or any related transaction. The indemnification requirement under clauses (i)(A) and (ii) does not extend to taxes related to the distribution and related transactions that would have been imposed or incurred in the absence of any event described in those clauses. Tribune will indemnify Tribune Publishing for (i) the taxes of Tribune and (ii) taxes of Tribune Publishing resulting from the distribution and related transactions unless, in each case, Tribune Publishing or the Tribune Publishing subsidiaries are otherwise responsible for such taxes as described above. However, if the distribution is taxable as a result of certain actions by both parties, the liability for such taxes is shared equally between Tribune and Tribune Publishing.

All parties to the tax matters agreement have agreed to report the distribution and certain related transactions as tax-free. Tribune Publishing has agreed to adhere to Tribune’s determination of the tax basis of the Tribune Publishing assets and the value of any tax attribute, such as a net operating loss carryover, absent a final determination to the contrary or manifest error.

To preserve the tax-free status of the distribution, the tax matters agreement provides for certain restrictions on Tribune Publishing’s ability to pursue strategic or other transactions. Additionally, Tribune Publishing has agreed not to take certain actions which could cause the distribution to be disqualified as a tax-free distribution, including: for two full years after the distribution, Tribune Publishing will not enter into any agreement, understanding or arrangement or any substantial negotiations involving the acquisition of stock of Tribune Publishing (including by Tribune Publishing or its subsidiaries) or a shift of ownership of Tribune Publishing, and will not issue additional shares of stock, modify any organizational document or transfer or modify any option, warrant or convertible instrument that is related to an equity interest in Tribune Publishing, other than certain issuances to service providers or with respect to a Tribune Publishing retirement plan as provided in an applicable “safe harbor” of the Treasury Regulations; for two years after the distribution, Tribune Publishing may not repurchase any stock except as allowed under an IRS revenue procedure; and for two years after the distribution, (a) the Tribune Publishing business must actively continue to operate and (b) Tribune Publishing will not dissolve, liquidate, merge or consolidate unless it is the survivor in a merger or consolidation. However, Tribune Publishing may engage in these activities (without limiting its indemnity obligations) if it receives an IRS ruling, Tribune’s consent or a legal opinion reasonably satisfactory to Tribune that the tax-free status of the distribution and certain related transactions will not be adversely affected.

Employee Matters Agreement

In connection with the distribution, we expect to enter into an employee matters agreement with Tribune to address the treatment of our and Tribune’s employees and former employees with respect to their participation in employee benefit plans that currently exist or that we intend to establish following the distribution, as well as certain human resources matters relating to employee programs and labor contracts. The primary purpose of the employee matters agreement is to address employee benefits and compensation issues that may arise in connection with our separation from Tribune. The employee matters agreement will address the employment and employee benefits of current, former, and retired employees whose principal services have been, or following the distribution will be, rendered to Tribune Publishing.

In addition, the employee matters agreement will also address equity compensation matters relating to employees of Tribune Publishing.

Intellectual Property Matters

In connection with the distribution, Tribune Publishing expects to enter into one or more agreements with Tribune that will govern the relationship with respect to intellectual property and other proprietary information Tribune Publishing will have the right to use, under specified conditions, in the operation of the business following the distribution. Such agreements will also contain a right for Tribune to use certain intellectual property owned by Tribune Publishing under conditions specified therein.

Real Estate Matters

Tribune Real Estate Holdings, LLC (“Tribune Real Estate Holdings”), through its subsidiaries, holds title to all of the owned real property that is used in the operation of Tribune’s business, including the publishing business. Tribune Real Estate Holdings is a wholly-owned subsidiary of Tribune, and following the distribution, Tribune Real Estate Holdings will continue to be a wholly-owned subsidiary of Tribune.

Each subsidiary of Tribune Real Estate Holdings which owns a property that is used by Tribune Publishing is party to a lease agreement with the relevant Tribune Publishing entity with respect to such property. Each lease contains arm’s-length terms, which were determined based on the recommendations of an independent licensed real estate appraiser. These lease arrangements will continue, according to their respective terms, following the distribution.

There are 15 net leases for Tribune Publishing’s industrial facilities which include printing plants, distribution facilities and related office space. For printing plants the initial lease term is 10 years with two options to renew for additional 10 year terms. For distribution facilities, the initial lease term is 5 years with two options to renew for additional 10 year terms. Under the net leases, the rent is net of taxes, insurance and operating expenses, and the tenant is responsible for repairs and maintenance.

The leases for Tribune Tower in Chicago and Los Angeles Times Square, both of which are large multi-tenant buildings, are gross leases which provide for professional management of the building. At Tribune Tower, Tribune Publishing leases approximately 306,000 square feet, while at Los Angeles Times Square, Tribune Publishing leases approximately 242,000 square feet. The gross leases provide for an initial term of 5 years with renewal options for up to two additional 5 year terms. Under the terms of the gross leases, the tenant pays its pro-rata share of common area expenses, taxes and insurance and certain other expenses.

FINANCING ARRANGEMENTS

Immediately prior to the distribution, we intend to pay a cash dividend to Tribune of approximately $         million. We expect to fund such cash dividend with proceeds from debt financing that we anticipate arranging prior to the distribution. In connection with the distribution, we also expect to enter into a revolving credit or working capital facility to fund working capital and other liquidity requirements.

DIVIDEND POLICY

Prior to the completion of the distribution, the board of directors of Tribune Publishing will adopt a dividend policy with respect to the payment of dividends, if any, on Tribune Publishing common stock following the separation. Any payment of dividends will be at the discretion of our Board of Directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, covenants contained within agreements governing our indebtedness, contractual restrictions with respect to payment of dividends, our ability to obtain cash or other assets from our subsidiaries, restrictions imposed by applicable law, general business conditions and other factors that our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth Tribune Publishing’s cash and capitalization as of Sept. 29, 2013, on an unaudited historical and an unaudited pro forma basis to give effect to the separation from Tribune and the transactions related to the separation as they occurred on Sept. 29, 2013. Explanation of the pro forma adjustments made to our historical combined financial statements can be found under “Unaudited Pro Forma Combined Financial Statements.” The information below is not necessarily indicative of what Tribune Publishing’s capitalization would have been had the separation, distribution and related financing transactions been completed as of Sept. 29, 2013.

The following table should be reviewed in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Tribune Publishing’s historical combined financial statements and accompanying notes included elsewhere in this information statement.

	As of Sept. 29, 2013
	Historical	Pro forma
	(in thousands, except share data)
Cash	$9,557	$

Capitalization:
Debt:
Debt due within one year	$—	$
Long-term debt	—

Total debt	$—	$

Equity:
Common stock ($0.01 par value per share), shares authorized, shares issued and outstanding	$—	$
Additional paid-in-capital	—
Net parent investment	511,260

Total equity	$511,260	$

Total capitalization	$511,260	$

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements consist of unaudited pro forma combined statements of operations for the year ended Dec. 30, 2012 and the nine months ended Sept. 29, 2013 and an unaudited pro forma combined balance sheet as of Sept. 29, 2013. These unaudited pro forma combined financial statements were derived from Tribune Publishing’s audited and unaudited combined financial statements included elsewhere in this information statement. The pro forma adjustments give effect to the spin-off and the related transactions, as described in the notes to the unaudited pro forma combined financial statements. The unaudited pro forma combined statements of operations for the year ended Dec. 30, 2012 and the nine months ended Sept. 29, 2013 give effect to the spin-off as if it had occurred on Dec. 26, 2011, the first day of fiscal 2012. The unaudited pro forma combined balance sheet gives effect to the spin-off as if it had occurred on Sept. 29, 2013.

The unaudited pro forma combined financial statements include certain adjustments that are necessary to present fairly Tribune Publishing’s unaudited pro forma combined results of operations and unaudited pro forma combined balance sheet as of and for the periods indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the spin-off and the related transactions, (ii) factually supportable and, (iii) with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on Tribune Publishing and are based on assumptions that management believes are reasonable given the information currently available.

The unaudited pro forma combined financial statements give effect to the following:

—	the derecognition of land and buildings transferred to Tribune’s real estate holding companies, the removal of the related depreciation expense presented in the historical combined financial statements and the recognition of lease expense for the related party lease agreements;

—	the impact of the transition services agreement with Tribune and its non-Tribune Publishing subsidiaries (“Tribune Affiliates”);

—	the impact of non-recurring separation costs; and

—	the anticipated post-distribution capital structure, including the incurrence of new indebtedness and the payment of a cash dividend to Tribune. Immediately prior to the distribution, Tribune Publishing intends to pay a cash dividend to Tribune of approximately $ million that will be funded by the incurrence of new indebtedness.

The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes. These unaudited pro forma combined financial statements are subject to change as Tribune and Tribune Publishing finalize the terms of the separation and distribution agreement and other agreements and transactions related to the spin-off.

The unaudited pro forma combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of Tribune Publishing’s results of operations or financial condition had the spin-off and the related transactions been completed on the dates assumed and should not be relied upon as a representation of our future performance.

Tribune Publishing’s management expects its ongoing cost structure to change when it becomes an independent, publicly-traded company, as Tribune currently provides many corporate functions on Tribune Publishing’s behalf, including finance, legal, insurance, information technology and human resources services. The historical combined financial statements include allocations to Tribune Publishing from Tribune for these corporate functions. Tribune Publishing’s management believes that the bases used for the allocations are reasonable and reflect the portion of the costs attributed to Tribune Publishing’s operations while operating as a segment of Tribune; however, these costs may not be representative of the future costs that Tribune Publishing will incur as an independent, publicly-traded company.

The following unaudited pro forma combined financial statements should be read in conjunction with the historical combined financial statements for Tribune Publishing and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this information statement.

TRIBUNE PUBLISHING

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended Dec. 30, 2012

	Predecessor
(In thousands, except share and per share amounts)	Historical	Pro Forma Adjustments				Pro Forma

Operating Revenues
Advertising	$1,158,248	$				$
Circulation	424,629
Other	330,937		(5,100)	(b	)(d)

Total operating revenues	1,913,814

Operating Expenses
Cost of sales (exclusive of items shown below)	1,143,128		18,408	(a	)(c)
Selling, general and administrative	642,368		984	(a	)(b)
				(c	)(d)
Depreciation	80,280		(17,747)	(a	)
Amortization	6,382

Total operating expenses	1,872,158

Operating Profit	41,656
Loss on equity investments, net	(2,349)
Interest expense, net	(31)			(f	)
Write-down of investment	(6,141)
Reorganization items, net	(1,446)

Income Before Income Taxes	31,689
Income tax expense	3,294			(g	)

Net Income	$28,395	$				$

Earnings per share:
Basic	N/A			(l	)	$
Diluted	N/A			(l	)	$

Weighted-Average Shares Outstanding:
Basic	N/A			(l	)
Diluted	N/A			(l	)

See notes to unaudited pro forma combined financial statements.

TRIBUNE PUBLISHING COMPANY

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended Sept. 29, 2013

	Successor
(In thousands, except share and per share amounts)	Historical	Pro Forma Adjustments				Pro Forma

Operating Revenues
Advertising	$756,545	$				$
Circulation	319,859
Other	234,746			(d	)

Total operating revenues	1,311,150

Operating Expenses
Cost of sales (exclusive of items shown below)	759,451		13,806	(a	)(c)
Selling, general and administrative	426,499		(5,552)	(a	)(c)
				(d	)(e)
Depreciation	16,567		(4,455)	(a	)
Amortization	4,998

Total operating expenses	1,207,515

Operating Profit	103,635
Loss on equity investments, net	(864)
Interest income, net	7			(f	)
Reorganization items, net	(39)

Income Before Income Taxes	102,739
Income tax expense	41,336			(g	)

Net Income	$61,403	$				$

Earnings per share:
Basic	N/A			(l	)	$
Diluted	N/A			(l	)	$

Weighted-Average Shares Outstanding:
Basic	N/A			(l	)
Diluted	N/A			(l	)

See notes to unaudited pro forma combined financial statements.

TRIBUNE PUBLISHING

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of Sept. 29, 2013

	Successor
(In thousands)	Historical	Pro Forma Adjustments				Pro Forma
Assets
Current Assets
Cash	$9,557	$				$
Accounts receivable	198,298
Inventories	16,270
Deferred income taxes	33,680
Prepaid expenses and other	13,434

Total current assets	271,239

Properties
Machinery, equipment and furniture	62,725			(h	)
Buildings and leasehold improvements	129,670		(125,105)	(a	)(h)

	192,395
Accumulated depreciation	(16,773)		4,455	(a	)(h)

	175,622
Land	216,312		(216,312)	(a	)
Construction in progress	13,476		(357)	(a	)

Net properties	405,410

Other Assets
Goodwill	15,331
Intangible assets, net	62,214
Investments	3,122
Deferred income taxes	44,543			(i	)
Other	2,161

Total other assets	127,371

Total assets	$804,020	$				$

Liabilities and Equity
Current Liabilities
Accounts payable	$38,713	$				$
Debt due within one year	—			(j	)
Employee compensation and benefits	99,734
Deferred revenue	74,907
Other	20,154

Total current liabilities	233,508

Non-Current Liabilities
Deferred revenue	7,314
Postretirement medical, life and other benefits	46,526
Long-term debt	—			(j	)
Other obligations	5,412

Total non-current liabilities	59,252

Equity
Common stock	—			(k	)
Additional paid-in-capital	—			(k	)
Net parent investment	511,260			(k	)(a)(i)

Total Equity	511,260

Total liabilities and equity	$804,020	$				$

See notes to unaudited pro forma combined financial statements.

TRIBUNE PUBLISHING

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

For further information regarding the historical combined financial statements of Tribune Publishing, refer to the combined financial statements and the notes thereto included in this information statement. The unaudited pro forma combined statements of operations and combined balance sheet include adjustments related to the following for the year ended Dec. 30, 2012, the nine months ended Sept. 29, 2013 and as of Sept. 29, 2013:

(a)	On Dec. 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to Tribune’s newly established real estate holding companies. In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred on Dec. 21, 2012. Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing involvement with the properties subject to related party leases, which, pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 840, “Leases,” precluded Tribune Publishing from derecognizing those properties from its historical combined financial statements. As a result, Tribune Publishing continued to account for and depreciate the carrying value of the transferred properties subject to related party leases which are presented within net properties in its historical combined balance sheet.

On Nov. 15, 2013, Tribune Publishing transferred two additional properties to the Tribune real estate holding companies and subsequently leased the properties back from Tribune.

Effective Dec. 1, 2013, Tribune Publishing modified certain provisions of the related party leases with the Tribune real estate holding companies. As a result of these modifications, Tribune Publishing determined that it no longer maintained forms of continuing involvement with the transferred properties that originally precluded Tribune Publishing from derecognizing those properties from its historical combined financial statements as of the date of the transfers in accordance with ASC Topic 840.

The unaudited pro forma combined balance sheet reflects the derecognition as of Sept. 29, 2013 of the land and buildings that were transferred on Dec. 21, 2012 and Nov. 15, 2013 to Tribune’s newly established real estate holding companies. The unaudited pro forma combined statements of operations for year ended Dec. 30, 2012 and the nine months ended Sept. 29, 2013 reflect an increase to rent expense and a decrease to depreciation expense as if the derecognition of the transferred land and buildings occurred on Dec. 26, 2011. The increase to rent expense reflects rent amounts pursuant to the related party lease agreements with the Tribune real estate holding companies. The decrease to depreciation expense reflects the reversal of depreciation expense recognized by Tribune Publishing in its historical combined financial statements related to the transferred properties. The impacts to the unaudited pro forma combined statements of operations for the year ended Dec. 30, 2012 and the nine months ended Sept. 29, 2013 are as follows:

Year Ended Dec. 30, 2012

i.	$18.4 million increase to cost of sales for rent expense

ii.	$12.9 million increase to selling, general and administrative for rent expense

iii.	$17.7 million decrease to depreciation

Nine Months Ended Sept. 29, 2013

i.	$13.8 million increase to cost of sales for rent expense

ii.	$7.3 million increase to selling, general and administrative for rent expense

iii.	$4.5 million decrease to depreciation

(b)	Reflects a $5.1 million reduction in third party revenues for sublease income that was recognized by Tribune Publishing related to properties transferred to the real estate holding companies as described in note (a) above and an $11.9 million reduction of selling, general and administrative expenses for direct occupancy costs incurred by Tribune Publishing at the properties with related party gross leases for the year ended Dec. 30, 2012.

(c)	Retirement benefits have been historically provided to eligible Tribune Publishing employees through a combination of defined benefit pension plans sponsored by Tribune, defined contribution plans and participation in several multiemployer pension plans on behalf of certain employees represented by unions. The retirement benefit obligations pursuant to the Tribune-sponsored defined benefit pension plans have historically been an obligation of Tribune. Accordingly, no assets or liabilities related to the obligations under the Tribune defined benefit pension plans have been included in the Tribune Publishing combined balance sheets, as further described in Note 6 of the audited combined financial statements. This adjustment reflects the removal of the actuarially determined net periodic pension cost of $ million as Tribune Publishing will not have continuing obligations under the Tribune defined benefit pension plans.

(d)	In connection with the distribution, Tribune Publishing expects to enter into a transition services agreement with Tribune, pursuant to which Tribune and Tribune Publishing will provide to each other certain specified services on a transitional basis, including various information technology, financial and administrative services. The charges for the transition services are expected to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, generally without profit. This adjustment reflects the net impact of $ million for the year ended Dec. 30, 2012 and $ million for the nine months ended Sept. 29, 2013 for the transition services agreement.

(e)	Reflects the removal of $12.8 million of costs that were incurred during the nine months ended Sept. 29, 2013 associated with the expected separation and distribution of Tribune Publishing from Tribune. These separation costs primarily related to tax, accounting, legal and other professional fees.

(f)	Reflects the interest and amortization of debt issuance costs of $ million for the year ended Dec. 30, 2012 and $ million for the nine months ended Sept. 29, 2013, related to the incurrence of debt described in Note (j).

(g)	Reflects the income tax effect of the pro forma adjustments impacting earnings before income taxes calculated using the applicable U.S. federal and state statutory tax rates.

(h)	Reflects adjustments for other assets and liabilities in the combined financial statements that will not be retained by Tribune Publishing after the separation and have not already been transferred as described in Note (a), as well as assets and liabilities that are to be contributed to Tribune Publishing from Tribune and Tribune Affiliates in connection with the separation. The contributed assets and liabilities were not included in the historical combined financial statements as a final decision had not been made to contribute the assets and liabilities by management at the time of preparation of the combined financial statements and these assets and liabilities were not discretely identifiable to Tribune Publishing.

(i)	Reflects the impact to the historical non-current deferred income taxes associated with the pro forma removal of properties subject to related party leases with the Tribune real estate holding companies as described in Note (a).

(j)	Reflects the entry into a new debt facility for $ million in connection with the planned separation and distribution. Costs and expenses related to entering into the debt facility will be capitalized and amortized over years in line with the maturity of the debt facility.

(k)	Reflects the net parent company investment impact as a result of the anticipated post-distribution capital structure. As of the distribution date, the net parent investment in Tribune Publishing will be exchanged to reflect the distribution of Tribune Publishing’s common stock to Tribune stockholders and to reflect the par value of million outstanding shares of common stock having a par value of $ per share.

(l)	The weighted average number of shares used to compute pro forma basic and diluted earnings per share is million, as adjusted for an assumed distribution ratio of and up to potential shares of common stock anticipated to be issued to Tribune Publishing employees in connection with an equity incentive plan.

(m)	An affiliate of Tribune is currently party to an affiliation agreement with CareerBuilder whereby Tribune Publishing’s newspapers earn advertising revenues and pay affiliate fees. Pursuant to the terms of the limited liability company agreement with CareerBuilder, if Tribune (together with its affiliates) were to cease to own at least a 30% voting and economic interest in Tribune Publishing’s newspapers, CareerBuilder could terminate the existing affiliation agreement. However, if Tribune (together with its affiliates) directly or indirectly retains at least a 1% voting and economic interest in Tribune Publishing’s newspapers, Tribune could elect to enter into a modified affiliation agreement that would apply to Tribune Publishing’s newspapers for up to five years. While such a modified affiliation agreement would be on less favorable terms compared to the existing affiliation agreement, we have no history operating under such a modified affiliation agreement and, thus, are not able to predict how such agreement will impact our future revenues and affiliate fees. The unaudited pro forma combined financial statements do not reflect any estimates of the impact on revenues or affiliate fees of a modified affiliation agreement because projected amounts would be based on estimates and not factually supportable. Tribune expects to retain a 1.5% interest in Tribune Publishing for up to five years for the purpose of enabling us to retain the benefits of the modified affiliation agreement. However, Tribune may cease to retain at least a 1% interest in Tribune Publishing prior to the end of such five year period, or other circumstances may occur that could cause our newspapers to cease to earn advertising revenue and pay affiliate fees under an affiliation agreement with CareerBuilder.

Each of our newspapers is currently party to an affiliation agreement with Classified Ventures pursuant to which our newspapers earn advertising revenues and pay affiliate fees. The affiliation agreements are subject to annual renewal. There can be no assurance that, subsequent to the distribution, our newspapers will be able to enter into annual renewals of these affiliation agreements on similar terms, or at all, or continue to earn the same level of advertising revenues under the affiliation agreements following the distribution.

Tribune Publishing records revenue related to the CareerBuilder and Classified Ventures affiliation agreements for classified advertising products placed on affiliated digital platforms. Such amounts totaled $32 million and $53 million in the nine months ended Sept. 29, 2013 and $46 million and $66 million in the year ended Dec. 30, 2012 related to CareerBuilder and Classified Ventures, respectively. These revenues are recorded within advertising revenues in Tribune Publishing’s historical combined statements of operations.

Tribune Publishing also pays fees to CareerBuilder and Classified Ventures under the affiliation agreements related to selling the classified advertising products. Such amounts totaled $4 million and $18 million in the nine months ended Sept. 29, 2013 and $5 million and $21 million in the year ended Dec. 30, 2012 for CareerBuilder and Classified Ventures, respectively. These affiliate fees are recorded as cost of sales in Tribune Publishing’s historical combined statements of operations.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

Set forth below are selected historical combined financial data for Tribune Publishing for the nine months ended Sept. 29, 2013 and Sept. 23, 2012, for Dec. 31, 2012, and for each of the five years ended Dec. 30, 2012, Dec. 25, 2011, Dec. 26, 2010, Dec. 27, 2009 and Dec. 28, 2008. Operating results for any prior period are not necessarily indicative of results to be expected in any future period and operating results for the 2013 interim period are not necessarily indicative of the operating results that Tribune Publishing will experience for the entire year. We derived the combined statement of operations data for the years ended Dec. 30, 2012, Dec. 25, 2011 and Dec. 26, 2010, and the combined balance sheet data as of Dec. 30, 2012 and Dec. 25, 2011, from the Tribune Publishing audited combined financial statements, which are included elsewhere in this information statement. We derived the combined statement of operations data for the nine months ended Sept. 29, 2013 and Sept. 23, 2012, and for Dec. 31, 2012, and the combined balance sheet data as of Sept. 29, 2013 and Dec. 31, 2012 from the Tribune Publishing unaudited interim combined financial statements, which are included elsewhere in this information statement. We derived the combined statement of operations data for the fiscal years ended Dec. 27, 2009 and Dec. 28, 2008, and the combined balance sheet data as of Sept. 23, 2012, Dec. 26, 2010, Dec. 27, 2009 and Dec. 28, 2008 from the financial records of Tribune, which are not included in this information statement.

The selected historical combined financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited combined financial statements and the notes thereto, and the unaudited interim combined financial statements and the notes thereto included in this information statement. The selected historical combined financial data reflects Tribune Publishing’s results as historically operated as a part of Tribune, and these results may not be indicative of our future performance as a stand-alone company following the distribution. Operating expenses reflect direct expenses and allocations of certain Tribune corporate expenses that have been charged to Tribune Publishing based on specific identification or allocated based on use or other methodologies we believe appropriate. Management believes these allocations have been made on a reasonable and appropriate basis under the circumstances. Per share data has not been presented since Tribune Publishing’s business was wholly-owned by Tribune during the periods presented.

	Successor	Predecessor
	As of and for the nine months ended	As of and for the nine months ended	As of and for	As of and for the years ended
	Sept. 29, 2013	Sept. 23, 2012	Dec. 31, 2012[2]	Dec. 30, 2012	Dec. 25, 2011	Dec. 26, 2010	Dec. 27, 2009	Dec. 28, 2008
(in thousands)

STATEMENT OF OPERATIONS DATA:
Operating Revenues	$1,311,150	$1,369,369	$—	$1,913,814	$1,915,932	$2,021,912	$2,182,076	$2,707,369
Operating Profit (Loss)¹	$103,635	$(10,126)	$—	$41,656	$44,569	$101,119	$84,778	$(4,404,244)
Net Income (Loss)¹	$61,403	$(15,298)	$2,842,326	$28,395	$41,614	$101,287	$73,660	$(4,350,531)

BALANCE SHEET DATA:
Total Assets	$804,020	$958,760	$897,797	$951,232	$1,043,785	$1,063,826	$1,166,310	$1,339,680
Total Non-Current Liabilities	$59,252	$71,401	$61,787	$66,300	$79,728	$79,270	$87,904	$83,651

¹	2008 includes impairment charges totaling $4.509 billion for the write-down of goodwill, newspaper mastheads and other intangible assets.
[2]	Operating results for Dec. 31, 2012 include only (i) reorganization adjustments which resulted in a net gain of $2.862 billion before taxes ($2.894 billion after taxes) and (ii) fresh-start reporting adjustments which resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). See Note 2 to the unaudited interim combined financial statements for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the other sections of this information statement, including “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Unaudited Pro Forma Combined Financial Statements,” “Financing Arrangements,” “Business,” “Selected Historical Combined Financial Data,” and the combined financial statements and the notes thereto included in this information statement. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and other factors described throughout this information statement and particularly in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

We believe that the assumptions underlying the combined financial statements included in the information statement are reasonable. However, the combined financial statements may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had Tribune Publishing been a separate, stand-alone company during the periods presented.

Overview

On July 10, 2013, Tribune announced its plan to spin-off essentially all of its publishing business into an independent company. The new business representing the principal publishing operations of Tribune and certain other entities wholly-owned by Tribune, as described below, will be organized as a new company, Tribune Publishing. Tribune Publishing’s operations consist of eight major-market daily newspapers and related businesses, distribution of preprinted insert advertisements, commercial printing and delivery services to other newspapers, distribution of syndicated content and management of the websites of Tribune Publishing’s daily newspapers, along with other branded products that target specific areas of interest. The daily newspapers are the Los Angeles Times; the Chicago Tribune; the Sun Sentinel; the Orlando Sentinel; The Baltimore Sun; the Hartford Courant; The Morning Call, serving Pennsylvania’s Lehigh Valley; and the Daily Press, serving the Virginia Peninsula. Tribune Publishing’s operations also include Blue Lynx Media, LLC (“BLM”), a wholly-owned subsidiary of Tribune which operates a shared service center for the benefit of Tribune and its subsidiaries, including the subsidiaries of Tribune Publishing; a 50% equity interest in CIPS Marketing Group, Inc. (“CIPS”); a 50% equity interest in McClatchy/Tribune Information Services (“MCT”); a 33% equity interest in Homefinder.com, LLC (“Homefinder”); and a 35% equity interest in Locality Labs, LLC (“Locality Labs”), formerly known as Journatic, LLC.

In 2012, 61% of Tribune Publishing operating revenues were derived from advertising. These revenues were generated from the sale of advertising space in published issues of the newspapers and on interactive websites and from the sale of advertising supplements inserted into the newspapers. Approximately 22% of 2012 operating revenues were generated from the sale of newspapers to individual subscribers or to sales outlets, which re-sell the newspapers. The remaining 17% of 2012 operating revenues were generated from the distribution of preprinted insert advertisements, the provision of commercial printing and delivery services to other newspapers, the distribution of syndicated content, direct mail advertising and other related activities.

Advertising revenues are comprised of three basic categories: retail, national and classified. Changes in advertising revenues are heavily correlated with changes in the level of economic activity in the United States. Changes in gross domestic product, consumer spending levels, auto sales, housing sales, unemployment rates, job creation, circulation levels and rates all impact demand for advertising in Tribune Publishing’s newspapers and websites. Tribune Publishing’s advertising revenues are subject to changes in these factors both on a national level and on a local level in its markets.

Significant operating expense categories include compensation, newsprint and ink, circulation distribution, depreciation and amortization, allocations of corporate costs and other operating expenses.

Compensation expense is affected by many factors, including the number of full-time equivalent employees, changes in the design and costs of various employee benefit plans, the level of merit increases and actions to reduce staffing levels. Circulation distribution expenses primarily included delivery and inserting fees paid to third party contractors and postage costs for Tribune Publishing’s total market coverage products. Circulation distribution expenses can vary from year to year due to changes in volume levels, the fees negotiated with third party contractors and postage rates. Newsprint and ink are commodities and pricing can vary significantly from year to year. Allocated corporate costs include charges from Tribune and Tribune Affiliates for certain corporate, service center and technology support services, as well as insurance, occupancy and other costs. Other expenses are principally for sales and marketing activities, occupancy costs, amounts paid to third parties for temporary labor, outside printing and production costs and other general and administrative expenses.

Tribune Publishing uses operating revenues and operating profit as ways to measure financial performance. In addition, Tribune Publishing uses average net paid circulation for its newspapers, together with other factors, to measure its market share and performance. Net paid circulation includes both individually paid copy sales (home delivery, single copy and digital copy sales) and other paid copy sales (education, sponsored and hotel copy sales).

Tribune Publishing’s results of operations, when examined on a quarterly basis, reflect the seasonality of Tribune Publishing’s revenues. Second and fourth quarter advertising revenues are typically higher than first and third quarter revenues. Results for the second quarter reflect spring advertising revenues, while the fourth quarter includes advertising revenues related to the holiday season.

Separation from Tribune Company and Basis of Presentation

Tribune Publishing’s operations are conducted through the following wholly-owned subsidiaries (including each subsidiary’s respective direct wholly-owned subsidiaries) of Tribune Publishing Company, LLC, currently a wholly-owned subsidiary of Tribune: The Morning Call, LLC; Chicago Tribune Company, LLC; The Baltimore Sun Company, LLC; Orlando Sentinel Communications Company, LLC; Los Angeles Times Communications LLC (including its 50% equity interest in CIPS); The Daily Press, LLC; The Hartford Courant Company, LLC; Sun-Sentinel Company, LLC; Tribune Washington Bureau, LLC; Hoy Publications, LLC; Tribune Interactive, LLC; Tribune 365, LLC; TMS News and Features, LLC; and forsalebyowner.com, LLC. In connection with the spin-off, Tribune will also contribute to Tribune Publishing its interests in BLM and its equity interests in MCT, Homefinder and Locality Labs.

Historically, separate financial statements have not been prepared for Tribune Publishing. The Tribune Publishing combined financial statements are derived from the historical accounting records of Tribune and present Tribune Publishing’s combined financial position, results of operations and cash flows as of and for the periods presented as if Tribune Publishing was a separate entity for such periods and as it was historically managed. Management believes that the assumptions and methodologies underlying the allocation of general corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred had Tribune Publishing operated as a separate stand-alone entity, and, accordingly, may not necessarily reflect Tribune Publishing’s combined financial position, results of operations and cash flows had Tribune Publishing operated as a separate stand-alone entity during the periods presented.

Tribune Publishing’s combined financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain assets of Tribune and Tribune Affiliates that are not owned by Tribune Publishing and are otherwise specifically identifiable or attributable to Tribune Publishing and are necessary to present these combined financial results on a stand-alone basis have also been included in the combined financial statements. Such assets include certain real property owned by Tribune Affiliates (see further detail below), BLM, Tribune’s historical 50% equity interest in MCT, 33% equity interest in Homefinder and 35% equity interest in Locality Labs.

In connection with the spin-off, Tribune Publishing expects to enter into various agreements with Tribune and other third parties that may be on different terms than the terms of the arrangements or agreements that existed prior to the spin-off. For instance, Tribune Publishing utilizes the services of Tribune and Tribune Affiliates for certain functions such as legal, finance, human resource and information technology services, as well as various corporate-wide employee benefit programs. The costs of Tribune services that are specifically identifiable to Tribune Publishing are included in the combined financial statements. The costs of Tribune services that are incurred by Tribune but are not specifically identifiable to Tribune Publishing have been allocated to Tribune Publishing and included in the combined financial statements on bases that management considered to be a reasonable reflection of the utilization of services provided or the benefit received by Tribune Publishing during the periods presented. While management considers these allocations to have been made on a reasonable basis, the allocations do not necessarily reflect the expenses that would have been incurred had Tribune Publishing operated as a separate stand-alone entity. All such costs and expenses are assumed to be settled with Tribune through the parent company investment component of equity (deficit) in the period in which the costs were incurred. Current income taxes are also assumed to be settled with Tribune through the parent company investment in the period the related income taxes were recorded.

All intercompany accounts within Tribune Publishing have been eliminated in consolidation. All significant intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates have been included within the combined financial statements and are considered to be effectively settled through equity contributions or distributions or through cash payments at the time the transactions were recorded. Except for amounts due to Tribune Affiliates for promissory demand notes, the accumulated net effect of intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates are included in the parent company investment component of equity (deficit). These intercompany transactions are further described in Note 6 to Tribune Publishing’s audited combined financial statements. The total net effect of these intercompany transactions, including debt transactions with Tribune and Tribune Affiliates, is reflected in the combined statements of cash flows as financing activities.

Tribune Publishing assesses its operating segments in accordance with ASC Topic 280, “Segment Reporting.” Tribune Publishing is managed by its chief operating decision maker, as defined by ASC Topic 280, as one business. Accordingly, the combined financial statements of Tribune Publishing are presented to reflect one reporting segment.

Significant Events

Chapter 11 Reorganization

On Dec. 8, 2008 (the “Petition Date”), Tribune and 110 of its direct and indirect wholly-owned subsidiaries (each a “Debtor” and, collectively, the “Debtors”), filed voluntary petitions for relief (collectively, the “Chapter 11 Petitions”) under Chapter 11 (“Chapter 11”) of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors’ Chapter 11 proceedings continue to be jointly administered under the caption “In re: Tribune Company, et al.,” Case No. 08-13141. Certain of the legal entities included in the combined financial statements of Tribune Publishing (see “—Separation from Tribune Company and Basis of Presentation”) were Debtors or, as a result of the restructuring transactions described below, are successor legal entities to legal entities that were Debtors (collectively, the “Tribune Publishing Debtors”). References to the Debtors herein include the Tribune Publishing Debtors unless otherwise indicated. Other legal entities included in the combined financial statements of Tribune Publishing did not file petitions for relief under Chapter 11 as of or subsequent to the Petition Date, and were, therefore, not Debtors, and are not successors to legal entities that were Debtors (each a “Non-Debtor Subsidiary” and, collectively, the “Non-Debtor Subsidiaries”) as of Dec. 31, 2012. For all periods presented herein, the Non-Debtor Subsidiaries included in the combined financial statements of Tribune Publishing are

Tribune Interactive, LLC (as the successor legal entity to Tribune Interactive, Inc.); Riverwalk Center I Joint Venture; Tribune Hong Kong Limited, a foreign subsidiary; BLM; and Local Pro Plus Realty, LLC, a legal entity established subsequent to the Petition Date.

A joint plan of reorganization for the Debtors (the “Plan”), including the Tribune Publishing Debtors, became effective and the Debtors emerged from Chapter 11 on Dec. 31, 2012 (the “Effective Date”). Where appropriate, Tribune Publishing and its business operations as conducted on or after Dec. 31, 2012 are herein referred to as “Reorganized Tribune Publishing,” “Reorganized Tribune Publishing Debtors” or “Successor Tribune Publishing.” Tribune and its business operations conducted on or after Dec. 31, 2012 are herein referred to as “Reorganized Tribune Company” and such references include Reorganized Tribune Publishing and Reorganized Tribune Publishing Debtors unless otherwise indicated.

From the Petition Date and until the Effective Date, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable orders of the Bankruptcy Court. In general, as debtors-in-possession, the Debtors were authorized under Chapter 11 of the Bankruptcy Code to continue to operate as ongoing businesses, but could not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court. Where appropriate, Tribune Publishing and its business operations as conducted on or prior to Dec. 30, 2012 are also herein referred to collectively as the “Predecessor.” Tribune Publishing and its business operations as conducted on or subsequent to the Effective Date are also herein referred to collectively as the “Successor.”

For details of the proceedings under Chapter 11 and the terms of the Plan, see Notes 2 and 3 of the audited combined financial statements.

Fresh-Start Reporting

Reorganized Tribune Company adopted fresh-start reporting on the Effective Date in accordance with ASC Topic 852, “Reorganizations.” Reorganized Tribune Publishing also adopted fresh-start reporting on the Effective Date. The combined financial statements of Tribune Publishing as of and for all periods presented prior to the Effective Date have not been adjusted to reflect any changes in Tribune’s capital structure as a result of the Plan nor have they been adjusted to reflect any changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting. Such adjustments were applied to Tribune Publishing’s combined financial statements as of the Effective Date and were reflected in Tribune Publishing’s combined financial statements during the first quarter of 2013. Accordingly, Tribune Publishing’s financial statements for periods subsequent to the Effective Date will not be comparable to prior periods as such prior periods do not give effect to the Plan or the related application of fresh-start reporting.

ASC Topic 852 requires, among other things, a determination of the reorganization value for Reorganized Tribune Company and allocation of such reorganization value to the fair value of Reorganized Tribune Company’s tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of ASC Topic 805, “Business Combinations,” as of the Effective Date. In accordance with the provisions of ASC Topic 805, the reorganization value of Reorganized Tribune Company was allocated, in part, to the fair value of Reorganized Tribune Publishing’s tangible assets, finite-lived intangible assets, and indefinite-lived intangible assets as of the Effective Date. The “Fresh-Start Combined Balance Sheet” summarizes the Predecessor’s Dec. 30, 2012 combined balance sheet, the reorganization and fresh-start reporting adjustments that were made to the balance sheet as of Dec. 31, 2012, and the resulting Successor’s unaudited combined balance sheet as of Dec. 31, 2012.

The Predecessor’s unaudited combined statement of comprehensive income for Dec. 31, 2012 included other reorganization items totaling $2.755 billion before taxes ($2.842 billion after taxes) arising from reorganization and fresh-start reporting adjustments. Reorganization adjustments, which were recorded to reflect the settlement of prepetition liabilities and changes in the Predecessor’s capital structure arising from the implementation of the Plan, resulted in a net reorganization gain of $2.862 billion before taxes ($2.894 billion after taxes). Fresh-start reporting adjustments, which were recorded as a result of the adoption of fresh-start reporting as of the Effective Date in accordance with ASC Topic 852, resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). The net gain resulted primarily from adjusting the Predecessor’s net carrying values for certain assets and liabilities to their fair values in accordance with ASC Topic 805, “Business Combinations,” recording related adjustments to deferred income taxes and eliminating the Predecessor’s accumulated other comprehensive income (loss) as of the Effective Date. See Note 2 to Tribune Publishing’s unaudited interim combined financial statements for additional information regarding these other reorganization items.

Subchapter S Corporation Election and Subsequent Conversion to C Corporation

On March 13, 2008, Tribune filed an election to be treated as a subchapter S corporation under the IRC, with the election effective as of the beginning of Tribune’s 2008 fiscal year. Tribune also elected to treat nearly all of its subsidiaries, including the subsidiaries through which Tribune Publishing operates, as qualified subchapter S subsidiaries. Subject to certain limitations (such as built-in-gains tax applicable for ten years to gains accrued prior to the election), Tribune and Tribune Publishing were not subject to federal income tax. Although most states in which Tribune and Tribune Publishing operate recognize S corporation status, some impose tax at a reduced rate. Certain Tribune Publishing non-qualified subchapter S subsidiaries were subject to federal and state income taxes as C Corporations. On Dec. 31, 2012, Tribune emerged from bankruptcy and issued shares of common stock to non-qualifying S Corporation shareholders. As a result, the Tribune S corporation election was terminated and Tribune became taxable as a C corporation beginning on Dec. 31, 2012. For the nine months ended Sept. 29, 2013, Tribune Publishing’s operations are included in Tribune’s federal and state C Corporation income tax returns.

Consolidation of Los Angeles Times’ Production Operations

In January 2010, the Los Angeles Times announced it would close its Costa Mesa, California printing facility during the first half of 2010 and consolidate production at its facility in Los Angeles, California. Accordingly, Tribune Publishing reduced its estimate of the remaining useful life of the press and other related equipment at the Costa Mesa facility and recorded accelerated depreciation of $9 million during the first half of 2010. In addition, Tribune Publishing eliminated approximately 40 non-union positions and incurred severance and related expenses of approximately $1 million during the first half of 2010 as a result of closing this facility. Tribune Publishing also eliminated approximately 40 union personnel to whom no severance was paid pursuant to the union contract.

Shutdown of Daily Press Media Group Printing and Packing Operations

In April 2012, the Daily Press Media Group (“DPMG”) approved a plan to outsource DPMG’s printing and packaging operations located in Newport News, Virginia to Media General Operations, Inc. (d/b/a Richmond Times-Dispatch) (“MG”). Pursuant to the arrangement, MG will provide to DPMG prepress, printing, inserting, newsprint and transportation services for all editions of DPMG’s three newspapers, the Daily Press, The Virginia Gazette, and the Tidewater Review. As of April 27, 2012, the DPMG facility had certain press equipment, prepress equipment and machinery with a net book value of $5.8 million that would no longer be used as a result of the arrangement. Of this amount, inserting equipment with a net book value of $1.5 million was made available to MG for use in connection with contracted print and packaging activities, equipment with a net book value of $1.2 million was transferred to other business units and equipment with a net book value of $3.1 million was sold or scrapped. Accordingly, the Company reduced its estimate of the remaining useful life of the equipment to be sold or scrapped and recorded accelerated depreciation of $2.8 million during 2012. Pursuant to the arrangement, DPMG reimbursed MG for the purchase and installation of necessary press modification equipment and systems in the amount of $0.7 million. In addition, Tribune Publishing eliminated approximately 85 employees and incurred severance and related expenses of $0.7 million which are included in selling, general and administrative expenses in Tribune Publishing’s combined statements of operations.

Transfer of Real Estate Assets to Tribune Real Estate Holding Companies

Tribune and Tribune Affiliates consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, establishing a number of real estate holding companies. On Dec. 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to Tribune’s newly established real estate holding companies.

In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred. Although the properties subject to related party leases were legally transferred to the holding companies, Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing involvement with the properties, which, pursuant to ASC Topic 840, “Leases,” precluded Tribune Publishing from derecognizing those properties from its combined financial statements. As a result, Tribune Publishing continued to account for and depreciate the carrying values of the transferred properties subject to related party leases which are presented within net properties in its combined balance sheet. Rent payments under the related party leases are accounted for as dividends to Tribune and Tribune Affiliates.

The remainder of the transferred properties are no longer utilized in the operations of Tribune Publishing; therefore, Tribune Publishing did not enter into related party leases for those properties. Tribune Publishing entered into management agreements with the real estate holding companies pursuant to which it will manage those properties for an initial term of one year, cancelable by the real estate holding companies with a 30-day notice. See Note 6 to Tribune Publishing’s audited combined financial statements for additional information regarding the transfer of real estate assets to Tribune real estate holding companies.

On Nov. 15, 2013, Tribune Publishing transferred two additional properties to the Tribune real estate holding companies and subsequently leased back the properties from Tribune.

Effective Dec. 1, 2013, Tribune Publishing modified certain provisions of the related party leases with the Tribune real estate holding companies. As a result of these modifications, Tribune Publishing determined that it no longer has forms of continuing involvement with the transferred properties that originally precluded Tribune Publishing from derecognizing those properties from its combined financial statements as of the date of the transfers in accordance with ASC Topic 840. Accordingly, in December 2013, Tribune Publishing will derecognize such properties from its combined financial statements. See “Unaudited Pro Forma Combined Financial Statements” for further information.

Impact of Distribution from Tribune on Tribune Publishing Financial Statements

Tribune Publishing may incur additional costs associated with being an independent company and for newly established or expanded corporate functions, which include finance, human resources, information technology, facilities, and legal for which Tribune Publishing currently receives expense allocations from Tribune. These allocations are included in operating expenses and totaled $159 million, $152 million and $154 million for 2012, 2011 and 2010, respectively. For the nine months ended Sept. 29, 2013 and Sept. 23, 2012, the allocations totaled $107 million and $117 million, respectively.

See Note 6 to the audited combined financial statements for further details related to Tribune corporate allocations. Management considers the expense allocation methodology and results to be reasonable for all periods presented; however, the Tribune Publishing historical financial statements do not necessarily include all of the expenses that would have been incurred had Tribune Publishing been a separate, stand-alone entity and may not necessarily reflect Tribune Publishing’s results of operations, financial position and cash flows had Tribune Publishing been a stand-alone company during the periods presented. Tribune Publishing believes that cash flow from operations, together with its access to capital markets, will be sufficient to fund the anticipated increases in corporate expenses. See “Unaudited Pro Forma Combined Financial Statements” and the notes thereto for further information.

An affiliate of Tribune is currently party to an affiliation agreement with CareerBuilder whereby Tribune Publishing’s newspapers earn advertising revenues and pay affiliate fees. Pursuant to the terms of the limited liability company agreement with CareerBuilder, if Tribune (together with its affiliates) were to cease to own at least a 30% voting and economic interest in Tribune Publishing’s newspapers, CareerBuilder could terminate the existing affiliation agreement. However, if Tribune (together with its affiliates) directly or indirectly retains at least a 1% voting and economic interest in Tribune Publishing’s newspapers, Tribune could elect to enter into a modified affiliation agreement that would apply to Tribune Publishing’s newspapers for up to five years. While such a modified affiliation agreement would be on less favorable terms compared to the existing affiliation agreement, Tribune Publishing has no history operating under such a modified affiliation agreement and, thus, is not able to predict how such agreement will impact future revenues and affiliate fees. The unaudited pro forma combined financial statements included elsewhere in this information statement do not reflect any estimates of the impact on revenues or affiliate fees of a modified affiliation agreement because projected amounts would be based on estimates and not factually supportable. Tribune expects to retain a 1.5% interest in Tribune Publishing for the purpose of enabling Tribune Publishing to retain the benefits of the modified affiliation agreement. However, in the future Tribune may cease to retain a 1% interest in Tribune Publishing, or other circumstances may occur that could cause Tribune Publishing’s newspapers to cease to earn advertising revenue and pay affiliate fees under an affiliation agreement with CareerBuilder.

Each of Tribune Publishing’s newspapers is currently party to an affiliation agreement with Classified Ventures pursuant to which its newspapers earn advertising revenues and pay affiliate fees. The affiliation agreements are subject to annual renewal. There can be no assurance that, subsequent to the distribution, Tribune Publishing’s newspapers will be able to enter into annual renewals of these affiliation agreements on similar terms, or at all, or continue to earn the same level of advertising revenues under the affiliation agreements following the distribution.

Tribune Publishing records revenue related to the CareerBuilder and Classified Ventures affiliation agreements for classified advertising products placed on affiliated digital platforms. Such amounts totaled $32 million and $53 million for the nine months ended Sept. 29, 2013 and $46 million and $66 million for the fiscal year 2012 related to CareerBuilder and Classified Ventures, respectively. These revenues are recorded within advertising revenues in Tribune Publishing’s combined statements of comprehensive income.

Tribune Publishing also pays fees to CareerBuilder and Classified Ventures under the affiliation agreements related to selling classified advertising products. Such amounts totaled $4 million and $18 million for the nine months ended Sept. 29, 2013 and $5 million and $21 million for the fiscal year 2012 for CareerBuilder and Classified Ventures, respectively. These affiliate fees are recorded as cost of sales in Tribune Publishing’s combined statements of comprehensive income.

Employee Reductions

Tribune Publishing reduced staffing levels in its operations by approximately 330 and 610 positions in the nine months ended Sept. 29, 2013 and Sept. 23, 2012, respectively. As a result, Tribune Publishing recorded pretax charges for severance and related expenses totaling $6 million and $10 million in the nine months ended Sept. 29, 2013 and Sept. 23, 2012, respectively.

Tribune Publishing reduced staffing levels in its operations in 2012, 2011 and 2010 by approximately 800, 560 and 360 positions, respectively. As a result, Tribune Publishing recorded pretax charges for severance and related expenses totaling $14 million, $14 million, and $9 million in 2012, 2011 and 2010, respectively.

The accrued liability for severance and related expenses was $4 million at both Sept. 29, 2013 and Dec. 30, 2012, and $6 million at Dec. 25, 2011.

On Nov. 20, 2013, Tribune announced that it would be undertaking certain actions to realign the non-editorial functions across Tribune Publishing to increase the efficiency and effectiveness of its operations.

Management is currently in the process of assessing the impact of these actions on future operating results, which will include operating cost reductions, headcount reductions and certain one-time costs during the fourth quarter of 2013 and first half of 2014.

Reorganization Items, Net

ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 petitions distinguish transactions and events that are directly associated with the reorganization from the operations of the business. Accordingly, revenues, expenses, realized gains and losses, and provisions for losses directly associated with the reorganization and restructuring of the business are reported in reorganization items, net in the Successor’s and Predecessor’s unaudited interim combined statements of operations for the nine months ended Sept. 29, 2013 and the nine months ended Sept. 23, 2012 and the Predecessor’s audited combined statements of operations for fiscal years 2012, 2011 and 2010. Reorganization costs generally include provisions and adjustments to reflect the carrying value of certain prepetition liabilities at their estimated allowable claim amounts.

Reorganization items, net included in Tribune Publishing’s audited and unaudited interim combined statements of operations consisted of the following:

	Successor	Predecessor
(in thousands)	Nine Months Ended Sept. 29, 2013	Dec. 31, 2012	Nine Months Ended Sept. 23, 2012	Year Ended
				Dec. 30, 2012	Dec. 25, 2011	Dec. 26, 2010
Reorganization items, net:
Contract rejections and claim settlements	$310	$—	$(1,508)	$(978)	$412	$3,461
Other, net	(349)	—	(142)	(468)	(2)	—

Total reorganization, net	$(39)	$—	$(1,650)	$(1,446)	$410	$3,461
Reorganization adjustments, net	—	2,862,039	—	—	—	—
Fresh-start reporting adjustments, net	—	(107,486)	—	—	—	—

Total reorganization items, net	$(39)	$2,754,553	$(1,650)	$(1,446)	$410	$3,461

Tribune Publishing expects to incur certain expenses pertaining to the Chapter 11 proceedings throughout 2013 and potentially in future periods. These expenses will primarily include costs related to the implementation of the Plan and the resolution of unresolved claims.

The Predecessor’s unaudited combined statement of comprehensive income for Dec. 31, 2012 included other reorganization items totaling $2.755 billion before taxes ($2.842 billion after taxes) arising from reorganization and fresh-start reporting adjustments. Reorganization adjustments, which were recorded to reflect the settlement of prepetition liabilities and changes in the Predecessor’s capital structure arising from the implementation of the Plan, resulted in a net reorganization gain of $2.862 billion before taxes ($2.894 billion after taxes). Fresh-start reporting adjustments, which were recorded as a result of the adoption of fresh-start reporting as of the Effective Date in accordance with ASC Topic 852, resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). The net gain resulted primarily from adjusting the Predecessor’s net carrying values for certain assets and liabilities to their fair values in accordance with ASC Topic 805, “Business Combinations,” recording related adjustments to deferred income taxes and eliminating the Predecessor’s accumulated other comprehensive income (loss) as of the Effective Date. See Note 2 to the unaudited interim combined financial statements for additional information regarding these other reorganization items.

Results of Operations

As described under “—Significant Events—Fresh-Start Reporting” Tribune Publishing adopted fresh-start reporting on the Effective Date and therefore became a new entity for financial reporting purposes. The adoption of fresh-start reporting has had and will continue to have a significant non-cash impact on Tribune Publishing’s results of operations subsequent to the Effective Date. Tribune Publishing’s combined financial statements as of and for all periods prior to the Effective Date have not been adjusted to reflect any changes in Tribune Publishing’s equity (deficit) as a result of implementing the Plan (as defined above), nor have they been adjusted to reflect any changes to the net carrying values of assets and liabilities as a result of the adoption of fresh-start reporting. Accordingly, Tribune Publishing’s combined financial statements for periods subsequent to the Effective Date may not be comparable in all cases to prior periods. See Note 2 to Tribune Publishing’s unaudited interim combined financial statements for further information pertaining to the adoption of fresh-start reporting.

Nine months ended Sept. 29, 2013 versus the Nine months ended Sept. 23, 2012

Operating results for the nine months ended Sept. 29, 2013 and Sept. 23, 2012 are shown in the table below. References in this discussion to individual markets include daily newspapers in those markets and their related businesses.

	Successor	Predecessor	Change
(in thousands)	Nine Months Ended Sept. 29, 2013	Nine Months Ended Sept. 23, 2012
Operating revenues	$1,311,150	$1,369,369	-4%

Operating expenses
Cost of sales (exclusive of items shown below)	759,451	837,832	-9%
Selling, general and administrative	426,499	476,068	-10%
Depreciation	16,567	60,743	-73%
Amortization	4,998	4,852	+3%

Total operating expenses	$1,207,515	$1,379,495	-12%

Operating profit (loss)	$103,635	$(10,126)	*

Net income (loss)	$61,403	$(15,298)	*

*	Percentage change not meaningful

Total operating revenues decreased 4%, or $58 million, in the nine months ended Sept. 29, 2013, due to lower advertising revenues, partially offset by an increase in circulation revenues. Operating profit increased by $114 million to $104 million in the nine months ended Sept. 29, 2013, primarily due to significant reductions in pension expense and depreciation, primarily as a result of the adoption of fresh-start reporting, partially offset by the decline in operating revenues.

Operating Revenues—Advertising revenue includes newspaper print advertising and digital advertising. Newspaper print advertising is typically in the form of display or preprint advertising whereas digital advertising can be in the form of display, banner ads, coupon ads, video, search advertising and linear ads placed on Tribune Publishing and affiliated websites. Advertising revenue is comprised of three basic categories: retail, national and classified. Circulation revenue results from the sale of print and digital editions of newspapers to individual subscribers and the sale of print editions of newspapers to sales outlets, which re-sell the newspapers. Other revenues are derived from commercial printing and delivery services provided to other newspapers, direct mail advertising and other related activities.

Total operating revenues, by classification, for the nine months ended Sept. 29, 2013 and Sept. 23, 2012 were as follows:

	Successor	Predecessor	Change
(in thousands)	Nine Months Ended Sept. 29, 2013	Nine Months Ended Sept. 23, 2012
Advertising
Retail	$392,421	$425,184	-8%
National	151,818	171,468	-11%
Classified	212,306	222,675	-5%

Total advertising	756,545	819,327	-8%
Circulation	319,859	312,201	+2%
Other	234,746	237,841	-1%

Total operating revenues	$1,311,150	$1,369,369	-4%

Total advertising revenues decreased 8%, or $63 million, in the nine months ended Sept. 29, 2013. Retail advertising fell 8%, or $33 million, in the nine months ended Sept. 29, 2013, due to declines in most categories. Specifically, the largest shortfalls were in the food and drug stores, specialty merchandise and electronics categories. Preprint revenues, which are primarily included in retail advertising, decreased 4%, or $10 million, in the nine months ended Sept. 29, 2013 due mainly to declines at Los Angeles, Chicago and South Florida. National advertising revenues fell 11%, or $20 million, in the nine months ended Sept. 29, 2013 due to declines in several categories, most notably movies, financial and technology. Classified advertising revenues decreased 5%, or $10 million, in the nine months ended Sept. 29, 2013 due to declines in nearly all categories. The largest shortfalls were in the auto, real estate and recruitment categories. Digital advertising revenues, which are included in the above categories, dropped 1%, or $1 million, in the nine months ended Sept. 29, 2013 due to decreases in retail and national, partially offset by an increase in classified.

Total circulation revenues were up 2%, or $8 million, in the nine months ended Sept. 29, 2013 due largely to higher sales of digital editions at most newspapers and rate increases at certain of the newspapers, partially offset by lower net paid circulation volume. Total daily (Monday-Friday) net paid circulation, including digital editions, averaged 1.7 million for the nine months ended Sept. 29, 2013, down 3% from the comparable prior year period. Total Sunday net paid circulation, including digital editions, for the nine months ended Sept. 29, 2013 averaged 2.8 million copies, down 1% from the comparable prior year period.

Operating Expenses—Operating expenses for nine months ended Sept. 29, 2013 and Sept. 23, 2012 were as follows:

	Successor	Predecessor	Change
(in thousands)	Nine Months Ended Sept. 29, 2013	Nine Months Ended Sept. 23, 2012
Compensation	$447,076	$537,281	-17%
Newsprint and ink	122,256	138,477	-12%
Circulation distribution	230,996	238,542	-3%
Depreciation	16,567	60,743	-73%
Amortization	4,998	4,852	+3%
Corporate allocations	107,222	116,847	-8%
Other	278,400	282,753	-2%

Total operating expenses	$1,207,515	$1,379,495	-12%

Operating expenses decreased 12%, or $172 million, in the nine months ended Sept. 29, 2013. The reductions were due to declines in most categories.

Compensation expense, which is included in both cost of sales and selling, general and administrative (“SG&A”) expense, fell 17%, or $90 million, in the nine months ended Sept. 29, 2013 due primarily to lower pension expense and reductions in direct pay and benefits realized from continued declines in staffing levels. Pension expense decreased $68 million in the nine months ended Sept. 29, 2013, compared to the prior year period largely as a result of adopting fresh-start reporting on the Effective Date. Compensation expense in the nine months ended Sept. 29, 2013 and Sept. 23, 2012 included $6 million and $10 million, respectively, of severance and related expenses for the elimination of approximately 330 and 610 positions, respectively.

Newsprint and ink expense, which is included in cost of sales, declined 12%, or $16 million, in the nine months ended Sept. 29, 2013 due mainly to a 14% decrease in newsprint consumption.

Circulation distribution expense, which is included in cost of sales, decreased 3%, or $8 million, due to lower circulation volume at Tribune Publishing’s newspapers and lower postage costs on total market coverage products due to additional volume of digital editions at most newspapers.

Depreciation expense declined $44 million in the nine months ended Sept. 29, 2013 largely due to lower recorded values of depreciable assets resulting from the adoption of fresh-start reporting.

Corporate allocations are comprised of allocated charges from Tribune and Tribune Affiliates for certain corporate support services and are included in SG&A expense. Allocated charges include corporate management fees, technology support costs, general insurance and occupancy costs, among others. Corporate allocations decreased 8%, or $10 million, in the nine months ended Sept. 29, 2013 primarily due to a decrease in the corporate management fee and occupancy expense. The decline in the corporate management fee was due to lower corporate pension expense. In 2013, Tribune Publishing entered into related party operating leases for corporate office space that was charged as a corporate allocated occupancy cost in 2012. The leases are accounted for as rent expense beginning in 2013. See Note 4 to the unaudited interim combined financial statements for further details related to Tribune corporate allocations.

Other expenses include outside services, promotion, occupancy and other expenses, which are included in both cost of sales and SG&A expense. Other expenses in the nine months ended Sept. 29, 2013 include one-time costs of $13 million related to the spin-off transaction and consist of accounting, legal, consulting and advisory fees.

Loss on Equity Investments, net—Loss on equity investments, net for the nine months ended Sept. 29, 2013 and Sept. 23, 2012 was as follows:

	Successor	Predecessor	Change
(in thousands)	Nine Months Ended Sept. 29, 2013	Nine Months Ended Sept. 23, 2012
Loss on equity investments, net	$(864)	$(1,796)	-52%

Loss on equity investments, net decreased 52% from the nine months ended Sept. 23, 2012 to Sept. 29, 2013 due to the absence of losses of $1 million for CIPS and Locality Labs which were incurred in the nine months ended Sept. 23, 2012.

Income Tax Expense—Income tax expense for nine months ended Sept. 29, 2013 and Sept. 23, 2012 was as follows:

	Successor	Predecessor	Change
(in thousands)	Nine Months Ended Sept. 29, 2013	Nine Months Ended Sept. 23, 2012

Income tax expense	$41,336	$1,701	*

*	Percentage change not meaningful

On Dec. 31, 2012, Tribune emerged from bankruptcy and issued shares of stock to non-qualifying S Corporation shareholders. As a result, Tribune’s S corporation election was terminated and Tribune became taxable as a C corporation beginning on Dec. 31, 2012. In the nine months ended Sept. 29, 2013, Tribune Publishing recorded income tax expense of $41 million and had an effective tax rate of 40.2%. This rate differs from the U.S. federal statutory rate due primarily to state income taxes, net of federal benefit. In 2012, while Tribune Publishing operated as a subchapter S Corporation, Tribune Publishing recorded income tax expense of $2 million and had an effective tax rate of (12.5)%. Tribune Publishing’s income tax expense for the nine months ended Sept. 23, 2012 primarily related to federal income taxes on certain non-qualified subchapter S subsidiaries.

Fiscal 2012 versus Fiscal 2011

Tribune Publishing’s fiscal year ends on the last Sunday in December. Tribune Publishing’s 2012 fiscal year ended on Dec. 30, 2012 and comprised a 53-week period. Fiscal year 2011 comprised a 52-week period. For 2012, the additional week increased operating revenues, operating expenses and operating profit by approximately 2%, 1% and 9%, respectively.

Operating results for the fiscal years ended Dec. 30, 2012 and Dec. 25, 2011 are shown in the table below. References in this discussion to individual markets include daily newspapers in those markets and their related businesses.

	Year Ended
(in thousands)	Dec. 30, 2012	Dec. 25, 2011	% Change
Operating revenues	$1,913,814	$1,915,932	—

Operating expenses
Cost of sales (exclusive of items shown below)	1,143,128	1,154,419	-1%
Selling, general and administrative	642,368	630,599	+2%
Depreciation	80,280	80,616	—
Amortization	6,382	5,729	+11%

Total operating expenses	$1,872,158	$1,871,363	—

Operating profit	$41,656	$44,569	-7%

Net income	$28,395	$41,614	-32%

Total operating revenue decreased less than 1%, or $2 million, in 2012, due to lower advertising revenues, partially offset by an increase in circulation and other revenue. Operating profit decreased 7%, or $3 million, in 2012, largely due to the decline in operating revenue.

Operating Revenues—Total operating revenues, by classification, for 2012 and 2011 were as follows:

	Year Ended
(in thousands)	Dec. 30, 2012	Dec. 25, 2011	% Change
Advertising
Retail	$615,201	$652,301	-6%
National	247,282	277,821	-11%
Classified	295,765	311,471	-5%

Total advertising	1,158,248	1,241,593	-7%
Circulation	424,629	390,433	+9%
Other	330,937	283,906	+17%

Total operating revenues	$1,913,814	$1,915,932	—

Total advertising revenues decreased 7%, or $83 million, in 2012. Retail advertising fell 6%, or $37 million, due primarily to declines in the department stores, health care, hardware/home improvement and other retail categories. Preprint revenues, which are primarily included in retail advertising, decreased 3%, or $11 million, due to declines at most daily newspapers. National advertising revenues fell 11%, or $31 million, due to decreases in most categories, most notably the telecom/wireless, movies and financial categories. Classified advertising revenues decreased 5%, or $16 million, due to declines in recruitment, real estate and other classified categories. Digital advertising revenues, which are included in the above categories, increased 5%, or $10 million, in 2012.

Circulation revenues were up 9%, or $34 million, in 2012. The 2012 revenue increase was primarily due to subscription price increases implemented by all newspapers, partially offset by a decline in daily (Monday-Friday) and Sunday net paid print circulation copies at all newspapers. Circulation revenues increased in 2012 at all newspapers with the largest improvements at Chicago and Los Angeles. Circulation revenues in 2012 also reflected $4 million of digital circulation revenues due to digital offerings the Company began implementing during 2011. In 2011, digital circulation revenue was negligible. Total daily net paid circulation, including digital editions was down 4% from an average of 1.8 million in 2011 to 1.7 million in 2012. Total Sunday net paid circulation, including digital editions, was down 2% from an average of 3.0 million copies in 2011 to 2.9 million in 2012.

Other revenues grew 17%, or $47 million, in 2012 primarily due to increased commercial printing revenues and higher insertion and delivery revenues for third-party publications, including certain publications of the Sun-Times Media Group, The Wall Street Journal and The New York Times, in the Chicago metropolitan area and other markets, partially offset by a decrease in revenue from direct mail operations.

Operating Expenses—Operating expenses for 2012 and 2011 were as follows:

	Year Ended
(in thousands)	Dec. 30, 2012	Dec. 25, 2011	% Change
Compensation	$725,285	$725,645	—
Newsprint and ink	190,563	188,115	+1%
Circulation distribution	326,367	345,651	-6%
Depreciation	80,280	80,616	—
Amortization	6,382	5,729	+11%
Corporate allocations	159,103	151,691	+5%
Other	384,178	373,916	+3%

Total operating expenses	$1,872,158	$1,871,363	—

Operating expenses increased less than 1%, or $1 million, in 2012 as increases in newsprint and ink, corporate allocations and other expenses were largely offset by decreases in compensation and circulation distribution expenses.

Compensation expense, which is included in both cost of sales and SG&A expense, in 2012 decreased less than $1 million, primarily due to reductions in direct pay and benefits realized from continued declines in staffing levels, offset by an increase in pension expense of $30 million. Compensation expense in 2012 included $14 million of severance and related expenses for the elimination of approximately 800 positions. Compensation expense in 2011 included $14 million of severance and related expenses for the elimination of approximately 560 positions.

Newsprint and ink expense, which is included in cost of sales, in 2012 increased 1%, or $2 million, due to increases of less than 1% in the average newsprint price per ton and a 1% increase in consumption.

Circulation distribution expense, which is included in cost of sales, decreased 6%, or $19 million, due to lower circulation volumes at Tribune Publishing’s newspapers and lower postage costs due to reduced total market coverage product volumes.

Corporate allocations are comprised of allocated charges from Tribune and Tribune Affiliates for certain corporate support services and are included in SG&A expense. Allocated charges include corporate management fees, technology support costs, general insurance and occupancy costs, among others. Corporate allocations increased 5%, or $7 million, in 2012 primarily due to an increase in the technology service center support costs and corporate management fee, partially offset by a decrease in service center support costs. The increase in technology service center support costs is the result of higher web hosting and operating expenses and a one-time charge of $6 million for the write-down of certain software applications in 2012. The rise in the corporate management fee is the result of increased corporate pension expense. The decrease in service center support costs is due to the transition of nearly all shared service center operations to BLM in 2012. See Note 6 to the audited combined financial statements for further details related to Tribune corporate allocations.

Other expenses include outside services, promotion, occupancy and other expenses, which are included in both cost of sales and SG&A expense. Other expense increased 3%, or $10 million, largely due to outside services.

Loss on Equity Investments, net—Loss on equity investments, net for 2012 and 2011 were as follows:

	Year Ended
(in thousands)	Dec. 30, 2012	Dec. 25, 2011	% Change
Loss on equity investments, net	$(2,349)	$(900)	+161%

Loss on equity investments, net totaled $2 million in 2012 and was up 161%, or $1 million, from 2011. The increase in the loss was primarily due to weaker operating results reported by CIPS and Locality Labs. Tribune Publishing acquired a 35% membership interest in Locality Labs on April 16, 2012.

Income Tax Expense—Income tax expense for 2012 and 2011 was as follows:

	Year Ended
(in thousands)	Dec. 30, 2012	Dec. 25, 2011	% Change
Income tax expense	$3,294	$2,539	+30%

Tribune Publishing’s operations are included in Tribune’s federal and state S Corporation income tax returns for 2012 and 2011, with the exception of certain non-qualified subchapter S subsidiaries. For the purposes of the audited combined financial statements, Tribune Publishing computed income taxes as if it were filing separate returns. The effective tax rate on pretax income was 10.4% and 5.8% for the fiscal years ended Dec. 30, 2012 and Dec. 25, 2011, respectively. The effective tax rate increased in 2012 primarily due to increased federal income taxes related to non-qualified subchapter S subsidiaries.

Fiscal 2011 versus Fiscal 2010

Operating results for the fiscal years ended Dec. 25, 2011 and Dec. 26, 2010 are shown in the table below. References in this discussion to individual markets include daily newspapers in those markets and their related businesses.

	Year Ended
(in thousands)	Dec. 25, 2011	Dec. 26, 2010	% Change
Operating revenues	$1,915,932	$2,021,912	-5%

Operating expenses
Cost of sales (exclusive of items shown below)	1,154,419	1,171,413	-1%
Selling, general and administrative	630,599	640,573	-2%
Depreciation	80,616	103,808	-22%
Amortization	5,729	4,999	+15%

Total operating expenses	$1,871,363	$1,920,793	-3%

Operating profit	$44,569	$101,119	-56%

Net income	$41,614	$101,287	-59%

Total operating revenues decreased 5%, or $106 million, in 2011, due to lower advertising and circulation revenues, partially offset by higher other revenue. Operating profit decreased 56%, or $57 million, in 2011 mainly due to lower revenues, partially offset by reduced operating expenses. Operating profit in 2011 was reduced by $14 million of severance and related expenses for the elimination of approximately 560 positions. Operating profit in 2010 was reduced by $9 million of severance and related expenses for the elimination of approximately 360 positions.

Operating Revenues—Total operating revenues, by classification, for 2011 and 2010 were as follows:

	Year Ended
(in thousands)	Dec. 25, 2011	Dec. 26, 2010	% Change
Advertising
Retail	$652,301	$690,095	-5%
National	277,821	334,298	-17%
Classified	311,471	333,493	-7%

Total advertising	1,241,593	1,357,886	-9%
Circulation	390,433	399,324	-2%
Other	283,906	264,702	+7%

Total operating revenues	$1,915,932	$2,021,912	-5%

Total advertising revenues decreased 9%, or $116 million, in 2011. Retail advertising fell 5%, or $38 million, due primarily to declines in the food and drug stores, amusements, furniture/home furnishings, department stores and other retail categories. Preprint revenues, which are primarily included in retail advertising, decreased 4%, or $17 million, due to declines at most daily newspapers. National advertising revenues declined 17%, or $56 million, primarily due to decreases in the movies, telecom/wireless and packaged goods categories. Classified advertising revenue decreased 7%, or $22 million, due to declines in the real estate, automotive and legal categories. Digital advertising revenues, which are included in the above categories, increased 5%, or $9 million, in 2011.

Circulation revenues declined 2%, or $9 million, in 2011. The 2011 revenue decrease was due to a decline in daily (Monday-Friday) net paid print circulation copies at all newspapers, partially offset by an increase in Sunday net paid print circulation copies at all newspapers except Baltimore. The largest revenue declines in 2011 were at Chicago, South Florida and Hartford. Total daily net paid circulation, including digital editions, in 2011 averaged 1.8 million copies, down 3% from the comparable prior year period. In 2011, total Sunday net paid circulation, including digital editions, was approximately 3.0 million copies, up 1% from an average of 3.0 million copies in 2010.

Other revenues increased 7%, or $19 million, in 2011 primarily due to higher commercial printing revenues, insertion and delivery revenues for third-party publications, and direct mail advertising revenues.

Operating Expenses—Operating expenses for 2011 and 2010 were as follows:

	Year Ended
(in thousands)	Dec. 25, 2011	Dec. 26, 2010	% Change
Compensation	$725,645	$717,683	+1%
Newsprint and ink	188,115	182,574	+3%
Circulation distribution	345,651	357,740	-3%
Depreciation	80,616	103,808	-22%
Amortization	5,729	4,999	+15%
Corporate allocations	151,691	154,177	-2%
Other	373,916	399,812	-6%

Total operating expenses	$1,871,363	$1,920,793	-3%

Operating expenses decreased 3%, or $49 million, in 2011. The reduction was primarily due to declines in circulation distribution, depreciation and other expenses, partially offset by increases in compensation and newsprint and ink expense.

Compensation expense, which is included in both cost of sales and SG&A expense, increased 1%, or $8 million, in 2011 primarily due to an increase in pension expense of $27 million, partially offset by reductions attributable to the continued declines in staffing levels. Compensation expense in 2011 included $14 million of severance and related expenses for the elimination of approximately 560 positions. Compensation expense in 2010 included $9 million of severance and related expenses for the elimination of approximately 360 positions.

Newsprint and ink expense, which is included in cost of sales, in 2011 increased 3%, or $6 million, due to an 8% increase in the average newsprint price per ton, partially offset by a 7% decline in consumption.

Circulation distribution expense, which is included in cost of sales, decreased 3%, or $12 million, in 2011 due to lower circulation volume at Tribune Publishing’s newspapers and lower postage costs on total market coverage products.

Depreciation expense decreased 22%, or $23 million, due to lower levels of depreciable properties and amortizable intangible assets in 2011, as well as the absence of the additional $9 million of accelerated depreciation recorded in 2010 related to the closing of the Los Angeles Times Costa Mesa printing facility.

Other expense includes outside services, sales and marketing, occupancy and other expenses, which are included in both cost of sales and SG&A expense. Other expense decreased 6%, or $26 million, primarily due to declines in sales and marketing, occupancy and repairs and maintenance expenses.

Loss on Equity Investments, net—Loss on equity investments, net for 2011 and 2010 were as follows:

	Year Ended
(in thousands)	Dec. 25, 2011	Dec. 26, 2010	% Change
Loss on equity investments, net	$(900)	$(1,381)	-35%

Loss on equity investments, net totaled $1 million in 2011 and decreased 35%, or less than $1 million, from 2010 due to improved results at Homefinder, offset by weaker results at CIPS.

Income Tax Expense—Income tax expense for 2011 and 2010 was as follows:

	Year Ended
(in thousands)	Dec. 25, 2011	Dec. 26, 2010	% Change
Income tax expense	$2,539	$2,692	-6%

Tribune Publishing’s operations are included in Tribune’s federal and state S Corporation income tax returns for 2011 and 2010, with the exception of certain non-qualified subchapter S subsidiaries. The effective tax rate on pretax income was 5.8% and 2.6% for the fiscal years ended Dec. 25, 2011 and Dec. 26, 2010, respectively. The effective tax rate increased in 2011 primarily due to increased federal income taxes related to non-qualified subchapter S subsidiaries.

Liquidity and Capital Resources

Historically, Tribune provided capital, cash management and other treasury services to Tribune Publishing. Tribune will continue to provide these services to Tribune Publishing until the separation is consummated. As part of these services, a majority of the cash balances are swept from Tribune Publishing to Tribune on a daily basis. Following the separation, Tribune Publishing will no longer participate in capital management with Tribune and Tribune Publishing’s ability to fund its future cash needs will depend on its ongoing ability to generate and raise cash in the future. Although Tribune Publishing believes that its future cash from operations, together with access to capital markets, will provide adequate resources to fund its operating and financing needs, its access to, and the availability of, financing in the future will be impacted by many factors, including its credit rating, the liquidity of the overall capital markets and the current state of the economy. There can be no assurances that Tribune Publishing will continue to have access to capital markets on acceptable terms.

Immediately prior to the distribution, Tribune Publishing intends to pay a cash dividend to Tribune and expects to fund such cash dividend with proceeds from debt financing that management anticipates arranging prior to the distribution. In connection with the distribution, Tribune Publishing also expects to enter into a revolving credit or working capital facility to fund working capital and other liquidity requirements. See “Financing Arrangements.”

Nine Months Ended Sept. 29, 2013 and Sept. 23, 2012

The table below details the total operating, investing and financing activity cash flows for the nine months ended Sept. 29, 2013 and Sept. 23, 2012:

	Successor	Predecessor
(in thousands)	Nine Months Ended Sept. 29, 2013	Nine Months Ended Sept. 23, 2012
Net cash provided by operating activities	$157,757	$97,907
Net cash used for investing activities	(11,383)	(42,822)
Net cash used for financing activities	(150,585)	(56,532)

Net decrease in cash	$(4,211)	$(1,447)

Cash flow generated from operating activities is Tribune Publishing’s primary source of liquidity. Net cash provided by operating activities was $158 million, up $60 million, from $98 million in the nine months ended Sept. 23, 2012. The increase was primarily driven by higher operating profit and favorable working capital changes.

Net cash used for investing activities totaled $11 million in the nine months ended Sept. 29, 2013 and was comprised almost exclusively of capital expenditures. Net cash used for investing activities totaled $43 million in the nine months ended Sept. 23, 2012 and included capital expenditures of $33 million as well as $10 million of acquisitions and investments.

Net cash used for financing activities totaled $151 million and $57 million in the nine months ended Sept. 29, 2013 and Sept. 23, 2012, respectively, and represents transactions with Tribune and Tribune Affiliates.

Fiscal Years 2012, 2011 and 2010

The table below details the total operating, investing and financing activity cash flows for 2012, 2011 and 2010:

(in thousands)	Predecessor
	Year Ended
	Dec. 30, 2012	Dec. 25, 2011	Dec. 26, 2010
Net cash provided by operating activities	$138,146	$103,464	$234,813
Net cash used for investing activities	(62,549)	(47,827)	(39,653)
Net cash used for financing activities	(69,057)	(52,767)	(196,141)

Net increase (decrease) in cash	$6,540	$2,870	$(981)

Net cash provided by operating activities was $138 million in 2012, up $35 million from $103 million in 2011. The improvement was primarily due to favorable changes in working capital. Net cash provided by operating activities decreased $131 million from $235 million in 2010 to $103 million in 2011. The decline was primarily due to lower operating profit and unfavorable changes in working capital.

Net cash used for investing activities totaled $63 million in 2012 and included capital expenditures of $52 million as well as $10 million of acquisitions and investments. Net cash used for investing activities totaled $48 million and $40 million in 2011 and 2010, respectively, and was primarily due to capital expenditures of $46 million and $40 million, respectively.

Net cash used for financing activities totaled $69 million, $53 million and $196 million in 2012, 2011 and 2010, respectively, and represents transactions with Tribune and Tribune Affiliates.

Contractual Obligations and Off-Balance Sheet Arrangements

Leases

The table below represents future minimum payments required under third party operating leases as of Dec. 30, 2012:

(in thousands)	Total	2013	2014-2015	2016-2017	More than 5 years
Third party operating lease obligations	$64,013	$19,898	$26,177	$11,028	$6,910

During the fourth quarter of 2012 and prior to the Effective Date, Tribune and Tribune Affiliates consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, establishing a number of real estate holding companies. Prior to Tribune’s emergence from Chapter 11 bankruptcy, the majority of the land and buildings owned by the wholly-owned subsidiaries of Tribune Publishing were transferred to Tribune’s newly established real estate holding companies. In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back the land and buildings that were transferred on Dec. 21, 2012. Tribune Publishing continues to account for and depreciate the carrying value of the transferred properties subject to related party leases in accordance with ASC Topic 840 due to Tribune Publishing’s continuing involvement with the properties under the terms of the related party lease agreements. Given the inability to derecognize these properties from its combined financial statements, Tribune Publishing further concluded that payments due under the related party leases represent payments of dividends. See Note 6 to the audited combined financial statements for further information. Additionally, during 2013, Tribune Publishing entered into certain operating lease agreements with the real estate holding companies for portions of shared corporate office space which had not previously been owned by Tribune Publishing. The table below represents future minimum payments under the related party leases involving properties transferred and leased back as well as minimum payments under related party operating leases, both as of Sept. 29, 2013:

(in thousands)	Total	2013	2014-2015	2016-2017	More than 5 years
Related party leases for properties transferred and leased back	$225,611	$3,111	$53,006	$55,949	$113,545
Related party operating lease obligations	39,028	1,257	16,413	17,025	4,333

Total	$264,639	$4,368	$69,419	$72,974	$117,878

Other Commitments

As of Dec. 30, 2012, Tribune Publishing had commitments related to the purchase of news and market data services totaling $8 million. In addition, the Company has funding obligations with respect to its other postretirement plans and its participation in a number of multiemployer defined benefit pension plans. See Note 12 to the audited combined financial statements for further information.

Tribune Publishing is a party to various arrangements with third party suppliers to purchase newsprint. Under these arrangements, Tribune Publishing agreed to purchase 70,000 metric tons of newsprint in 2013, subject to certain limitations, based on market prices at the time of purchase.

Off-Balance Sheet Arrangements

Tribune Publishing does not currently have any off-balance sheet arrangements that are material or reasonably likely to be material to its financial condition or results of operations.

Capital Spending

Tribune Publishing’s capital expenditures totaled $11 million and $33 million for the nine months ended Sept. 29, 2013 and Sept 23, 2012, respectively. The decline in capital expenditures in 2013 was due to fewer projects related to printing and packaging upgrades. Additionally, capital expenditures for the nine months ended Sept. 23, 2012, included improvements to Tribune Publishing’s printing and packaging equipment to support commercial print and delivery customers.

Tribune Publishing’s capital expenditures totaled $52 million in 2012, $46 million in 2011, and $40 million in 2010. Major capital projects that were in process during 2012 included improvements to printing and packaging equipment and improvements to buildings and facilities.

Critical Accounting Policies

Tribune Publishing’s significant accounting policies are summarized in Note 4 to the audited combined financial statements. These policies conform with U.S. GAAP and reflect practices appropriate to Tribune Publishing’s businesses. The preparation of Tribune Publishing’s combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes thereto. Actual results could differ from these estimates. Tribune Publishing bases its estimates on past experience and assumptions that management believes are reasonable under the circumstances and evaluates its policies, estimates and assumptions on an ongoing basis.

Tribune Publishing’s critical accounting policies and estimates relate to presentation, revenue recognition, accounts receivable and allowance for doubtful accounts, goodwill and intangible assets, impairment review of long-lived assets, pension and other postretirement benefits, self-insurance liabilities, income taxes and stock-based compensation. Management continually evaluates the development, selection and disclosure of Tribune Publishing’s critical accounting policies and estimates and the application of these policies and estimates. In addition, there are other items within the combined financial statements that require the application of accounting policies and estimation, but are not deemed to be critical accounting policies and estimates. Changes in the estimates used in these and other items could have a material impact on Tribune Publishing’s combined financial statements.

Presentation—The combined financial statements of Tribune Publishing are presented in accordance with U.S. GAAP. Certain assets of Tribune and Tribune Affiliates that are not owned by Tribune Publishing and are otherwise specifically identifiable or attributable to Tribune Publishing and are necessary to present the combined financial results on a stand-alone basis have also been included in Tribune Publishing’s combined financial statements.

As a result of the filing of the Chapter 11 Petitions, Tribune Publishing’s combined financial statements have been prepared in accordance with the ASC Topic 852 and on a going-concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business.

ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Petitions distinguish transactions and events that are directly associated with the reorganization from the operations of the business. Accordingly, revenues, expenses (including professional fees), realized gains and losses, and provisions for losses directly associated with the reorganization and restructuring of the business are reported in reorganization items, net in Tribune Publishing’s combined statements of comprehensive income. Tribune Publishing’s combined balance sheets at Dec. 30, 2012 and Dec. 25, 2011 distinguish prepetition liabilities subject to compromise from liabilities that are not subject to compromise. Liabilities subject to compromise are reported at the amounts expected to be allowed as claims by the Bankruptcy Court, even if the claims may be settled for lesser amounts.

As a result of the filing of the Chapter 11 Petitions, the realization of Tribune Publishing’s assets and satisfaction of liabilities, without substantial adjustments and/or changes in ownership, were subject to uncertainty. Given this uncertainty, there was substantial doubt about Tribune Publishing’s ability to continue as a going concern. While operating as debtors-in-possession under the protection of Chapter 11 and subject to approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business, the Tribune Publishing Debtors could sell or otherwise dispose of assets and liquidate or settle liabilities at amounts other than those reflected in the accompanying combined financial statements.

The accompanying combined financial statements as of and for all periods presented prior to the Effective Date have not been adjusted to reflect any changes in the Tribune Publishing Debtors’ capital structure as a consequence of reorganization under Chapter 11 nor have they been adjusted to reflect any changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting in accordance with ASC Topic 852. Such adjustments were applied to Tribune Publishing’s combined financial statements as of the Effective Date. See

Note 3 to the audited combined financial statements for a presentation of the impact of the Plan and the adoption of fresh-start reporting on Tribune Publishing’s combined balance sheet as of the Effective Date.

All intercompany accounts within Tribune Publishing have been eliminated in consolidation. All significant intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates have been included within the combined financial statements and are considered to be effectively settled through equity contributions or distributions or through cash payments at the time the transactions were recorded. Except for amounts due to Tribune Affiliates for promissory demand notes, the accumulated net effect of intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates are included in the parent company investment component of equity (deficit). The total net effect of these intercompany transactions, including debt transactions with Tribune and Tribune Affiliates, is reflected in the combined statements of cash flows as financing activities.

Revenue Recognition—Tribune Publishing’s primary sources of revenue are from the sales of advertising space in published issues of its newspapers and other publications and on websites owned by, or affiliated with, Tribune Publishing; distribution of preprinted advertising inserts in its publications; sales of newspapers and other publications to distributors and individual subscribers; and the provision of commercial printing and delivery services to third parties, primarily other newspaper companies. Newspaper advertising revenue is recorded, net of agency commissions, when advertisements are published in newspapers. Website advertising revenue is recognized ratably over the contract period or as services are delivered, as appropriate. Commercial printing and delivery services revenues, which are included in other revenues, are recognized when the product is delivered to the customer or as services are provided, as appropriate. Proceeds from publication subscriptions are deferred and are included in revenue on a pro rata basis over the term of the subscriptions. Tribune Publishing records rebates when earned as a reduction of advertising revenue.

Accounts Receivable and Allowance for Doubtful Accounts—Tribune Publishing’s accounts receivable are primarily due from advertisers and circulation-related accounts. Credit is extended based on an evaluation of each customer’s financial condition, and generally collateral is not required. Tribune Publishing maintains an allowance for uncollectible accounts, rebates and volume discounts. The allowance for uncollectible accounts is determined based on historical write-off experience and any known specific collectability exposures. At Sept. 29, 2013, Dec. 30, 2012 and Dec. 25, 2011, Tribune Publishing’s allowance for accounts receivable was $12 million, $13 million and $14 million, respectively.

Goodwill and Intangible Assets—Tribune Publishing reviews goodwill and indefinite-lived intangible assets, which include newspaper mastheads, for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350, “Intangibles–Goodwill and Other.” Under ASC Topic 350, the impairment review of intangible assets not subject to amortization must be based on estimated fair values.

Tribune Publishing’s annual impairment review measurement date is in the fourth quarter of each year. The estimated fair values of intangible assets subject to the annual impairment review, which include newspaper mastheads, are generally calculated based on projected future discounted cash flow analyses. The development of estimated fair values requires the use of assumptions, including assumptions regarding revenue and market growth as well as specific economic factors in the publishing industry. These assumptions reflect Tribune Publishing’s best estimates, but these items involve inherent uncertainties based on market conditions generally outside of Tribune Publishing’s control.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in non-cash impairment charges in the future under ASC Topic 350.

Impairment Review of Long-Lived Assets—In accordance with ASC Topic 360, “Property, Plant and Equipment,” Tribune Publishing evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset or asset group may be impaired. The carrying value of a long-lived asset or asset group is considered impaired when the projected future undiscounted cash flows to be generated from the asset or asset group over its remaining depreciable life are less than its current carrying value. Tribune Publishing measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset or asset group. The fair value is determined primarily by using the projected future cash flows discounted at a rate commensurate with the risk involved as well as market valuations. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced for an estimate of the cost to dispose or abandon.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate future undiscounted cash flows could result in non-cash impairment charges in the future under ASC Topic 360.

Tribune Pension Plans and Other Postretirement Benefits—Retirement benefits are provided to eligible employees of Tribune Publishing through defined benefit pension plans sponsored by Tribune. Under Tribune-sponsored defined benefit pension plans, pension benefits are primarily a function of both the years of service and the level of compensation for a specified number of years, depending on the plan. It is Tribune’s policy to fund the minimum for Tribune-sponsored defined benefit pension plans as required by the Employee Retirement Income Security Act of 1974 (“ERISA”). Contributions made to union-sponsored plans are based upon collective bargaining agreements.

Tribune also provides certain health care and life insurance benefits for retired Tribune Publishing employees through postretirement benefit plans sponsored by Tribune. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Tribune’s policy to fund postretirement benefits as claims are incurred.

Retirement benefits obligations pursuant to the Tribune-sponsored defined benefit pension plans have historically been an obligation of Tribune. Therefore, Tribune Publishing accounts for costs associated with these defined benefit pension plans as a participant in multi-employer plans in accordance with ASC Topic 715, “Compensation—Retirement Benefits.” ASC Topic 715 provides that an employer that participates in a multi-employer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. As no such amounts are due and unpaid by Tribune Publishing, no assets or liabilities relative to the obligations under the defined benefit pension plans have been included in the combined balance sheets.

The weighted average assumptions used each year in accounting for Tribune’s pension and other postretirement benefits, prior to being allocated to Tribune Publishing, are summarized in the below table:

	Pension Plans		Other Postretirement Plans
	2012	2011	2012	2011
Discount rate for expense	4.10%	5.20%	3.65%	4.55%
Discount rate for obligation	—	—	3.15%	3.65%
Increase in future salary levels for expense	3.50%	3.50%	—	—
Long-term rate of return on plans’ assets for expense	7.50%	8.00%	—	—

Tribune recognizes the overfunded or underfunded status of its postretirement benefit plans as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss). The portions of the liabilities for postretirement health care and life insurance benefits, the related net periodic benefit costs and other comprehensive income (loss) have been allocated to Tribune Publishing and presented within the combined financial statements. The amounts included within the combined financial statements were actuarially determined based on amounts allocable to eligible Tribune Publishing employees.

Self-Insurance—Tribune self-insures for certain employee medical and disability income benefits, workers’ compensation costs and automobile and general liability claims. The recorded liabilities for self-insured risks are calculated using actuarial methods and are not discounted. Tribune carries insurance coverage to limit exposure for self-insured workers’ compensation costs. Tribune deductibles under these coverages are generally $1 million per occurrence, depending on the applicable policy period. As a portion of the liabilities and expense related to these self-insurance plans relate to Tribune Publishing employees, both the liability and expense applicable to those employees has been presented within these financial statements. The recorded liabilities for self-insured risks at Sept. 29, 2013, Dec. 30, 2012 and Dec. 25, 2011 totaled $38 million, $39 million and $37 million, respectively, and included $0.1 million and $0.8 million classified as liabilities subject to compromise at Dec. 30, 2012 and Dec. 25, 2011, respectively.

Income Taxes—Tribune Publishing’s operations are included in Tribune’s federal and state income tax returns. For the purposes of these combined financial statements, Tribune Publishing has computed income taxes as if it were filing separate returns. Current income taxes payable are settled with Tribune through the equity (deficit) account. Deferred income tax assets and liabilities are recorded on Tribune Publishing’s balance sheet in prepaid expenses and other current and non-current assets and liabilities.

In connection with the Debtors’ emergence from Chapter 11, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC including the qualified subchapter S subsidiaries included in these combined financial statements. The effect of this conversion was recorded in connection with Reorganized Tribune Publishing’s implementation of fresh-start reporting. Accordingly, essentially all of Reorganized Tribune Publishing’s deferred tax assets and liabilities at the Effective Date were reinstated at a higher effective tax rate.

Provisions for federal and state income taxes are calculated on reported pretax earnings based on current tax laws and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Taxable income reported to the taxing jurisdictions in which Tribune Publishing operates often differs from pretax earnings because some items of income and expense are recognized in different time periods for income tax purposes. Tribune Publishing provides deferred taxes on these temporary differences in accordance with ASC Topic 740, “Accounting for Income Taxes.” Taxable income also may differ from pretax earnings due to statutory provisions under which specific revenues are exempt from taxation and specific expenses are not allowable as deductions. The combined tax provision and related accruals include estimates of the potential taxes and related interest as deemed appropriate. These estimates are reevaluated and adjusted, if appropriate, on a quarterly basis. Although management believes its estimates and judgments are reasonable, Tribune Publishing may incur tax liabilities that are significantly higher or lower than that which has been provided by Tribune Publishing.

ASC Topic 740 addresses the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC Topic 740, a company may recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. ASC Topic 740 requires the tax benefit recognized in the financial statements to be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. See Note 11 to Tribune Publishing’s audited combined financial statements for further discussion.

Stock-Based Compensation—Beginning in the second quarter of 2013, Tribune issued stock awards under its new equity incentive plan and accounts for the award grants as equity-classified awards in accordance with ASC Topic 718, “Compensation—Stock Compensation.” Pursuant to ASC Topic 718, stock-based compensation costs are measured on the grant date based on the estimated fair value of the award and recognized on a straight-line basis over the requisite service period for the entire award. See Note 12 to the unaudited interim combined financial statements for further discussion.

Quantitative and Qualitative Disclosures about Market Risk

As of the date of this information statement, Tribune Publishing does not have material exposure to market risk.

BUSINESS

Overview

Tribune Publishing is a leading newspaper publishing and local news and information gathering company that operates daily newspapers and related websites in eight major markets as well as a number of ancillary businesses that leverage certain of the assets of those businesses. Our core publications have served their respective communities with local, regional, national and international news and information for an average of more than 150 years. We operate over 60 affiliated websites and mobile applications, including a primary online product for each local newspaper, which is an expanded version of the newspaper, providing local, national and international news along with feature reporting.

The eight daily newspapers that we publish are the Los Angeles Times, the Chicago Tribune, the Sun Sentinel, serving southeast Florida, the Orlando Sentinel, The Baltimore Sun, the Hartford Courant, The Morning Call, serving Pennsylvania’s Lehigh Valley, and the Daily Press, serving the Virginia Peninsula. Collectively, Tribune is the second-largest newspaper publisher in the country, based on print circulation.

		Circulation (000s)[1]		Digital (millions) [2]
First published	DMA rank	Daily	Sunday	Unique visitors	Page views

1882	2	672	964	38	199

1847	3	454	807	16	118

1910	16	151	206	4	37

1876	19	173	260	4	38

1838	27	155	276	5	36

1764	30	124	184	2	30

1895	62	71	115	1	14

1896	44	55	86	1	7

Note: Circulation and digital traffic statistics may include minimal duplication among the media properties

1 Average over the six months ended September 30, 2013.

2 Average over the nine months ended September 30, 2013. Digital audience is based on Tribune’s internal metrics.

3 The Morning Call focuses on the Lehigh Valley region within the Philadelphia DMA (#4)

Our three primary revenue streams are advertising and marketing services, circulation and third party printing and distribution.

Our advertising and marketing services are delivered to customers through three main channels: ROP, preprint and digital. ROP advertisement is comprised of advertisements that are printed in the newspapers while preprint advertising primarily consists of glossy, color inserts that are included with the newspapers. Digital advertising is primarily related to advertising revenue sold on our owned and operated newspaper websites.

We have historically adjusted our cost structure to partially off-set the secular declines in the allocation of advertising funds to print media. Cost reduction initiatives have included centralization of shared departments such as finance and other corporate administrative functions, reductions in printing capacity and, in one case, outsourcing printing to another newspaper publisher, and continued investment in more flexible, efficient infrastructure and technology.

We expect that the regional groups and their local brands will be integral to the future success of the company. Each group will continue to create local content and sell local advertising, and such efforts will be supported by the larger company with an organizational structure and centralized functions that maximize local operations and company-wide profitability.

The following is a discussion of each of the local markets which, collectively, form Tribune Publishing.

Los Angeles Times Media Group

The Los Angeles Times Media Group is a leading provider of news and information in the Los Angeles metropolitan area. Its operations are principally comprised of the publication of the Los Angeles Times and its related businesses. The Los Angeles Times has been published continuously since 1881 and today has the fourth-largest daily circulation of any newspaper in the U.S. The Los Angeles market ranks second in the nation in terms of population. Additionally, the Los Angeles Times Media Group provides an integrated and comprehensive direct mail service.

In addition to two daily editions of the Los Angeles Times, the Los Angeles Times Media Group produces a number of other publications targeting the unique cultural attributes of the Los Angeles market. Its free Spanish newspaper, Hoy, provides local, national and international news and features of interest to the largest Hispanic market in the U.S. The group also publishes The Envelope, which covers the entertainment industry. Numerous other daily and semi-weekly community newspapers, which are either inserted into the paper in selected geographic areas or distributed to homes and through vending boxes, provide additional targeted local news coverage to key demographics.

The Los Angeles Times Media Group currently prints and transports various local and national daily publications in the Los Angeles market.

In 2012, The Los Angeles Times primary website, latimes.com, averaged 36.5 million unique visitors and 199 million page views per month. For the first nine months of 2013, latimes.com averaged 37.7 million unique visitors and 199 million page views per month.

Chicago Tribune Media Group

The Chicago Tribune Media Group is a leading provider of news and information in the Chicago area. Its operations are principally comprised of the publication of the Chicago Tribune and its related businesses. Founded in 1847, the Chicago Tribune’s print and online coverage attracts the largest news-seeking audience in the Midwest. The Chicago market ranks third in the nation in terms of population. The Chicago Tribune ranks eleventh in the U.S. for average daily paid newspaper circulation and fourth on Sunday for paid circulation. The Chicago Tribune Media Group also operates several targeted publications, including (i) RedEye, a free daily publication targeting young, urban commuters; (ii) Hoy, a free Spanish language newspaper; (iii) Chicago Magazine, an upscale monthly paid magazine; (iv) The Mash, a weekly newspaper for high school students; and (v) Triblocal, the largest community-driven weekly newspaper in Chicagoland. Additionally, the Chicago Tribune Media Group provides an integrated and comprehensive direct mail service and operates a News & Features division that syndicates comics, editorial content, feature articles, opinion columns, games and puzzles to a number of print and online publishers.

The Chicago Tribune Media Group currently prints and transports various local and national daily publications in the Chicagoland market.

In 2012, the Chicago Tribune’s primary website, chicagotribune.com, averaged 15 million unique visitors and 123.1 million page views per month. For the first nine months of 2013, chicagotribune.com averaged 15.9 million unique visitors and 117.7 million page views per month

Florida Media Group

The Florida Media Group is a leading provider of news and information in Southern and Central Florida. Its operations are principally comprised of the publication of the Sun Sentinel, the Orlando Sentinel and their related businesses. Our Florida properties share significant resources in the areas of advertising sales, editorial coverage and back office administration and have implemented significant regionalization and integration strategies. The Florida Media Group offers direct marketing and direct mail services through Tribune Direct/Orlando in addition to printing and distribution services for other publications in the Southern and Central Florida markets.

The Sun Sentinel is the major daily newspaper serving the Broward/Palm Beach County market. The Miami/Fort Lauderdale/Miami Beach metropolitan area, which includes Broward and Palm Beach counties, ranks seventh in the nation in terms of population.

The Orlando Sentinel, which has been published since 1876, is the only major daily newspaper in the Orlando market and serves a six county area in Central Florida. The Orlando market ranks 26th in the nation in terms of population.

The Florida Media Group also serves the news and information needs of South Florida through a variety of niche publications, including el Sentinel, a weekly Spanish language newspaper and its companion website elsentinel.com. Other publications produced by the Florida Media Group in South Florida include (i) City & Shore, a bimonthly lifestyle magazine; (ii) Jewish Journal, a collection of weekly newspapers serving South Florida’s Jewish community; (iii) South Florida Parenting, a monthly magazine providing parenting information and resources for local families; (iv) the Sentinel Express, a free weekly publication used to distribute advertising and content to newspaper non-subscribers in Central Florida; (v) and Auto Finder, a free niche product and SouthFlorida.com, a local entertainment website.

In 2012, the Sun Sentinel’s primary website sun-sentinel.com averaged 4 million unique visitors and 38.9 million page views per month. For the first nine months of 2013, sun-sentinel.com averaged 3.8 million unique visitors and 36.5 million page views per month.

In 2012, the Orlando Sentinel’s primary website, orlandosentinel.com, averaged 2 million unique visitors and 36 million page views per month. For the first nine months of 2013, orlandosentinel.com averaged 4.4 million unique visitors and 38.3 million page views per month.

Baltimore Sun Media Group

The Baltimore Sun Media Group has published The Baltimore Sun, Maryland’s largest newspaper, since 1837. The Baltimore market ranks 20th in the nation in terms of population. The Baltimore Sun Media Group’s operations also include Howard County Times, Columbia Flier, and The Aegis, along with b, a free weekly publication targeting young adults, several magazines and phone directories.

The Baltimore Sun Media Group currently prints and transports various local and national daily publications in the Baltimore market.

In 2012, The Baltimore Sun’s primary website, baltimoresun.com, averaged 4.7 million unique visitors and 32.7 million page views per month. For the first nine months of 2013, baltimoresun.com averaged 4.9 million unique visitors and 35.8 million page views per month.

Daily Press

Founded in 1896 and based in Newport News, Virginia, the Daily Press serves the Virginia Peninsula market, which includes Newport News, Hampton, Williamsburg and eight other cities and counties. This market, together with Norfolk, Portsmouth, Virginia Beach and Chesapeake, is known as Virginia’s Hampton Roads region and is the 35th largest market in the nation in terms of population. The Daily Press is the only major daily newspaper in its primary market, although it competes with other regional and national newspapers, as well as with other media. The Daily Press also publishes The Virginia Gazette, a semi-weekly publication which primarily serves Williamsburg, Virginia and the surrounding counties, the weekly Tidewater Review, published for the greater West Point, Virginia community and several special interest publications. The Daily Press has outsourced its printing to another local publisher.

In 2012, the Daily Press’s primary website, dailypress.com, averaged approximately 1.0 million unique visitors and 7.3 million page views per month. For the first nine months of 2013, dailypress.com averaged approximately 900,000 unique visitors and 7.3 million page views per month.

The Hartford Courant

The Hartford Courant is a leading provider of news, information and entertainment in Connecticut. Founded in 1764, the Hartford Courant is the oldest continuously published newspaper in North America. It is the most widely circulated and read newspaper in Connecticut and primarily serves the state’s northern and central regions, including the Hartford market, which ranks 45th in the nation in terms of population. The group also publishes three weekly alternative newspapers in Connecticut and operates a shared-mail company that distributes advertising supplements to more than one million households in Connecticut and Massachusetts.

In 2012, the Hartford Courant’s primary website, courant.com, averaged 2.4 million unique visitors and had 26.3 million page views per month. For the first nine months of 2013, courant.com averaged 2.2 million unique visitors and had 30 million page views per month.

The Morning Call

The Morning Call, published since 1895 in Allentown, Pennsylvania, is the major regional newspaper for nine counties in eastern Pennsylvania and one county in western New Jersey. Its primary market, the Allentown-Bethlehem-Easton metropolitan area, is the 62nd largest market in the nation in terms of population and the largest U.S. market without a local television station. The Morning Call also offers full service direct marketing and saturation preprint delivery through non-subscriber distribution.

In 2012, The Morning Call’s primary website, themorningcall.com, averaged 1.4 million unique visitors and 11.6 million page views per month. For the first nine months of 2013, themorningcall.com averaged 1.4 million unique visitors and 14.4 million page views per month.

Other Publishing Related Businesses

ForSaleByOwner.com is a national consumer-to-consumer focused real estate website. The site has been the largest “by owner” website in the country since 1999. The majority of the revenue generated by ForSaleByOwner.com is e-commerce, but approximately one third is generated through an in-house call center and strategic partnerships with service providers in the real estate industry. The business generates the majority of its revenue by selling listing packages directly to home sellers who receive online advertising, home pricing tools, marketing advice, yard signs and technical support. ForSaleByOwner.com also sells packages that allow home sellers to syndicate to other national websites such as Zillow and Realtor.com as well as their local multiple listing service. In 2012, ForSaleByOwner.com averaged 900,000 unique visitors and 8.3 million page views per month. For the first nine months of 2013, ForSaleByOwner.com averaged 1.9 million unique visitors and 11.7 million page views per month.

In addition, we have investments in Locality Labs (formerly known as Journatic) (35%), MCT (50%), CIPS (50%) and HomeFinder.com (33%). Locality Labs is a provider of content production services to media companies and marketers. MCT is a jointly operated news service between Tribune Publishing and The McClatchy Company that provides us with access to comprehensive news and image services. MCT also serves more than 1,200 media clients, online information services and information resellers across the globe. CIPS is a Southern California based provider of alternative distribution services for advertising preprints. HomeFinder.com is an online platform for marketing homes for sale.

Competitive Strengths

We believe our competitive strengths include the following:

Large footprint in attractive and diverse markets

We are the second largest newspaper group in the United States, based on print circulation. The Los Angeles Times and the Chicago Tribune are the second and third largest newspapers, respectively, in the U.S. based on combined digital and print Sunday circulation. Regionally, The Baltimore Sun covers news and information in the Washington, D.C. metropolitan area while the Orlando Sentinel covers central Florida and the Sun Sentinel covers southern Florida. On the local side, The Morning Call, the Daily Press and the Hartford Courant cover the local news and information in Allentown, PA, Newport News, VA and Hartford, CT respectively.

Our publications serve eight of the top 70 markets, including two of the top three, in the United States by population, positioning us as a leading local media provider with a national footprint and access to prominent national advertisers. We believe that the long-standing presence of our publications in their respective markets makes these newspapers and their associated websites sought-after news and information sources as well as attractive advertising platforms.

Diverse revenue sources

Our revenue is primarily derived from advertising, circulation and commercial services, including printing and delivery of third-party publications. In 2012, we generated approximately 61% of our revenue from the sale of advertising across our print and digital products, approximately 22% from circulation and the remaining amount from other sources. Faced with a challenging macroeconomic environment and a decline of traditional ROP advertising due to, among other things, the expansion of digital alternatives and structural changes in advertisers’ marketing mix, we have diversified our revenue by focusing on non-ROP opportunities in digital, circulation, commercial print and delivery and direct mail.

Integrated digital strategy enables enhanced monetization through digital advertising and subscription paywalls

We believe we have high quality, user-friendly branded websites for each of our newspapers, and we strive to cultivate and develop new products and services to improve the online experience for our digital readers and provide compelling online, interactive advertising opportunities for our clients. Our broad portfolio of digital properties has strengthened our engagement with readers and expanded our reach for advertisers. We have also monetized our digital subscriber base through the implementation of various forms of “paywalls” on our newspaper-affiliated websites. The extent of initial access to free content varies by newspaper, but each requires a subscription after a specified number of page or story views. Pricing structure depends on, among other things, the specific market and the extent to which an online subscriber also maintains a print subscription.

Exceptional content driven by award-winning journalism and columnists

With an average publishing history of over 150 years, we believe each of our eight daily newspapers is integral to the cultural fabric of its community, a trusted source of local and national news and information, and an influential and prominent local voice. Our publications are home to a talented pool of editors, reporters, writers, photographers, producers and designers, and our award-winning journalists are responsible for one of the most comprehensive collections of daily editorial content in the country, covering investigative reporting, breaking news, feature writing, design, photography, editorial, real estate, business, sports, and religion, among other topics. In recognition of their journalistic excellence, our publications have amassed 88 Pulitzer Prizes, including 27 since the year 2000, and many other prestigious editorial accolades.

Long-standing advertising relationships

Over the last several years, we have worked to upgrade sales team talent and realign incentives while investing in research, data and analytics to create a highly-skilled, motivated and effective sales organization. We provide advertisers the opportunity to reach millions of consumers in several key markets through the use of targeted media. We serve a diverse group of national advertisers with no individual advertiser accounting for more than 1.2% of our advertising revenue in 2012. We have longstanding relationships with many of our customers and our sales organization has frequent, direct contact with key decision-makers within these organizations.

Efficient content sharing across the Tribune Publishing portfolio

Our editorial platform allows for sharing of content throughout the organization. We have created Media On Demand (“MoD”), a content-sharing program to enable fast, efficient use of content created by the Los Angeles Times, the Chicago Tribune and other sources. The MoD team creates and edits shared stories, photo galleries, videos, content collections and landing pages for non-local content. This editorial platform produces a vast repository of local, regional, national and international content. We further capitalize on our editorial resources by leveraging the foreign and national bureaus of the Los Angeles Times to provide award-winning coverage of national and international affairs throughout our daily newspaper portfolio. Similarly, correspondents in the Washington, D.C. bureau support each of our daily newspapers with political, governmental and policy coverage.

MoD is also our content and technical liaison with vendors such as Reuters, Getty Images, The Sports Network and News Distribution Network. MoD offerings are broad and include world, national, business, politics, food, movies, celebrities, trivia, notable deaths, special events and other editorial topics. MoD supplies this content in fully edited and paginated “modules” for insertion into both print and digital media. In this way, print and digital content is generated once and used multiple times across our smaller news organizations.

Robust print and distribution infrastructure with significant third-party relationships

We maintain an extensive network of printing plants and insertion facilities that is utilized to produce and disseminate our publications as well as pursue commercial services revenue from third parties. Annually, we deliver more than one billion copies of over 150 different publications and 10 billion preprints. In addition to our own publications, we print approximately 20 third-party publications in select markets, including The Wall Street Journal, The New York Times and USA Today, and distribute approximately 120 third-party publications. In recent years, we have executed a number of strategic initiatives designed to optimize capacity utilization of our facilities in order to pursue additional commercial printing and distribution opportunities.

Efficient cost structure and centralized support functions

Over the past three years, we have rationalized our organizational structure and expense base to drive increased profitability. We believe we have successfully leveraged our economies of scale to reduce supply chain costs, consolidate shared services, provide significant shared editorial content, replicate best practices and streamline management. We believe the consolidation over time of certain operational functions and services has resulted in cost savings, standardization of procedural best practices and enhanced operational performance.

Leadership in Hispanic and niche demographics

With the growing demographic significance of Hispanic communities in the United States, especially in a number of our key markets, we are well positioned to reach these communities. With media groups in Los Angeles, Chicago and South Florida, we have direct access to three of the six largest Hispanic DMAs in the United States. In Chicago and Los Angeles, the Spanish-language Hoy newspaper, along with its Fin de Semana weekend edition and digital offerings, provides the Hispanic perspective on everything from front-page news to entertainment and sports. We are also exploring a variety of strategic initiatives designed to raise our profile in Hispanic communities.

The continued expansion of niche magazines and websites such as Chicago Magazine, Hartford Magazine and the Florida Media Group’s City & Shore also offers a compelling opportunity to reach new sources of local advertising.

Strategies

We are committed to the creation and monetization of content of the highest quality and integrity, in both print and digital formats and in response to the evolving preferences of both consumers and advertisers. Our goal is to produce improved earnings and cash flow, creating incremental value for shareholders over the long-term. We intend to achieve these objectives by executing the following strategies:

Strengthen franchises by continuously improving digital platforms

We are focused on growing our digital media platform. In addition to the branded websites of our newspapers, we are developing new products and services to improve the online and mobile experience for digital readers and enhance compelling online, interactive advertising and marketing communication opportunities for customers. With more than 70 million monthly unique visitors, we expect digital advertising revenue to account for approximately 18% of total advertising revenue in fiscal 2013.

We strive to ensure that our digital capabilities are well-coordinated across our media properties in particular areas such as advertising operations, ad network utilization and user engagement. Our digital efforts have resulted in more than 60 newspaper-affiliated websites or independently-branded online destinations and related mobile applications that collectively reach more than 70 million monthly unique visitors, giving us the largest online reach among local newspaper publishers, and the fourth-largest online reach among all newspaper publishers. We plan to leverage our strong local presence and innovative online and mobile offerings to successfully monetize our digital subscriber base and drive robust digital advertising growth.

Monetize content through digital paywalls and subscription pricing strategies

Since 2011, we have implemented “paywalls” on our newspaper-affiliated websites. Daily digital circulation (replica and non-replica combined) grew by approximately 63% for the nine month period ended September 29, 2013 versus the prior year period while Sunday digital circulation grew by approximately 94% over the same time period. Implementation of a paywall strategy, product development and monetization of our digital audience has enabled us to realize $5.9 million of revenue from digital subscriptions in the first nine months of 2013, a category in which we had no meaningful revenue in 2011.

In addition, we have implemented targeted price increases which helped grow print circulation revenue by 5.3% in 2012 despite a decline in the number of newspapers circulated.

Create an integrated, next-generation advertising sales effort

We aim to continuously upgrade sales team talent, realign incentives and invest in research, data and analytics to create a highly-skilled, motivated and effective sales organization. We seek to achieve accountability and transparency throughout the sales organization and motivate the team while creating opportunities to monetize content.

Through Tribune365, we have built a national, cross-platform sales team, offering advertisers customized, multi-market solutions across all of our media platforms, including print, online, mobile and events. This experienced team of 45 employees can customize an advertising campaign across our portfolio to create a highly effective program that reaches a targeted audience across multiple local markets in which we have leading positions. Additionally, we are using a portfolio of proprietary solutions and third-party technologies to offer a full line of digital products that advertisers can use to reach and interact with local consumers.

Supplement organic growth with selective acquisitions

We believe the operational transformation we have undertaken positions us as a flexible and scalable platform for strategic acquisitions and enables us to more efficiently and profitably grow and diversify our revenue streams. We believe our centralization efforts put us in an ideal position to explore strategic acquisitions to enhance our business, including in areas where we can expand our audience, broaden our relationships with customers and readers and offer new products.

Continue to rationalize expenses

In recent years, we have rationalized our cost structure in order to drive increased profitability. We have leveraged our economies of scale to reduce supply chain costs, consolidate shared services, provide significant shared editorial content, replicate best practices and streamline management. At the same time, management has continued to invest in infrastructure, technology, business intelligence and content development to support the ongoing digital transformation. We expect to continue these efforts in order to continue to decrease costs and drive profitability.

In November 2013, we announced a restructuring further consolidating non-editorial publishing functions such as national sales and marketing and circulation marketing around single departments to streamline business activities resulting in further reducing overall costs. We expect this unified and focused organizational structure to streamline decision-making and align company-wide strategy across most major activities.

Maintain a strong, flexible balance sheet

Following the distribution, we expect to have approximately $         million of indebtedness outstanding. Through proactive cost management, prudent capital expenditures and conservative financial policies, we will seek to maintain financial flexibility to successfully execute our business strategies.

Customers and Contracts

CareerBuilder

An affiliate of Tribune is currently party to an affiliation agreement (the “Affiliation Agreement”) with CareerBuilder, which owns and operates CareerBuilder.com, pursuant to which our newspapers earn advertising revenues and pay affiliate fees. Following the distribution, we expect Tribune to enter into a modified affiliation agreement that would apply to our newspapers for up to five years. While this modified affiliation agreement would not be as favorable to the newspapers as the Affiliation Agreement, it is preferable for us to obtain this modified affiliation agreement rather than operate without any affiliation agreement with CareerBuilder. If Tribune (together with its affiliates) were to cease to own at least a 1% voting and economic interest in Tribune Publishing prior to the end of the five-year period, CareerBuilder could elect to terminate the modified affiliation agreement, see “Risk Factors—Risks Relating to the Distribution—A portion of our advertising revenues is earned under affiliation agreements which may be terminated or amended to provide for less favorable terms following the distribution.”

Classified Ventures

Each of our newspapers is currently party to an affiliation agreement with Classified Ventures pursuant to which our newspapers earn advertising revenues and pay affiliate fees. The affiliation agreements are subject to annual renewal. There can be no assurance that our newspapers will be able to enter into annual renewals of these affiliation agreements on similar terms, or at all, following the distribution, see “Risk Factors—Risks Relating to the Distribution—A portion of our advertising revenues is earned under affiliation agreements which may be terminated or amended to provide for less favorable terms following the distribution.”

Contracted Newsprint Printing and Distribution Agreements

We contract with a number of national and local newspapers to both print and distribute their respective publications in local markets where we are a newspaper publisher. In some instances where we print publications, we also manage and procure newsprint, ink and plates on their behalf. These agreements allow us to leverage our investment in infrastructure in those markets to support our own publications. As a result, those agreements tend to contribute significant incremental profitability relative to the underlying revenues. We currently distribute national newspapers (including USA Today, The New York Times, and The Wall Street Journal) in our local markets under multiple agreements. Additionally, both in Los Angeles and Chicago we provide some or all of these services to other local publications. One of the local publications provided notice to us to terminate its printing and distribution agreements with us in May 2015 and May 2016, respectively. A decision by any of the three largest national publications or the major local publications to cease publishing and distribution in those markets, or seek alternatives to their current business practice of partnering with us, could materially impact our profitability.

Competition

Each of our eight daily newspapers holds a leading market position in their respective DMA and competes for readership and advertising with both local or community newspapers as well as national newspapers and other traditional and web-based media sources. We face competition for both advertising dollars and consumers’ dollars and attention.

The competition for advertising dollars comes from local, regional, and national newspapers, the Internet, magazines, broadcast, cable and satellite television, radio, direct mail, yellow pages, and other media as advertisers adjust their spending based on the perceived value of the audience reached and the cost to reach that audience.

The secular shift impacting how content is consumed has led to increased competition from a wide variety of new digital content offerings, many of which are often free to users. Besides price, variables impacting customer acquisition and retention include the quality and nature of the user experience and the quality of the content offered.

Regulatory

The FCC’s “Newspaper Broadcast Cross Ownership Rule” (the “NBCO Rule”) prohibits a person or entity from having an “attributable” ownership or positional interest in a broadcast station and a daily newspaper published in the same market. For purposes of the NBCO Rule, any common officer, director, or 5% or greater voting stockholder of Tribune and Tribune Publishing (“Common Interest Holder”) will be deemed to hold an attributable interest in both companies after the distribution. The existence of a Common Interest Holder may have the effect of limiting the activities or strategic business opportunities available to one company as a result of the business or activities of the other. Tribune’s existing Chicago market radio/television/newspaper combination has been permanently grandfathered by the FCC, and its television/newspaper combinations in the New York, Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven markets are subject to temporary waivers of the NBCO Rule granted on November 16, 2012, in connection with the FCC’s approval of Tribune’s plan of reorganization (the “Exit Order”). The temporary waivers require Tribune to come into compliance with the NBCO rule within one year from the release date of the Exit Order or, if the FCC adopts a revised NBCO rule before the one-year deadline, authorizes Tribune to seek waivers of the revised rule by filing new waiver requests within 60 days after the FCC releases the order revising the NBCO rule. Because the FCC had not adopted a revised NBCO Rule by November 12, 2013, on that date Tribune filed with the FCC a request for extension of the temporary NBCO rule waivers granted in the Exit Order (in New York, Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven). The request is pending. Meanwhile, the FCC is considering a proposal that would modify the NBCO Rule by establishing a favorable presumption with respect to certain daily newspaper/broadcast combinations in the 20 largest markets and a rebuttable negative presumption with respect to such combinations in all other markets. The proceeding is pending. We cannot predict the outcome of this proceeding or whether or the extent to which the FCC will reauthorize Tribune’s existing temporary waivers.

Employees

As of September 29, 2013, we had approximately 7,736 full-time and part-time employees, including approximately 965 employees represented by various employee unions. We believe our relations with our employees are satisfactory. On Nov. 20, 2013, Tribune announced that it would be undertaking certain actions to realign the non-editorial functions across Tribune Publishing to increase the efficiency and effectiveness of its operations. Management is currently in the process of assessing the impact of these actions on future operating results, which will include headcount reductions during the fourth quarter of 2013 and first half of 2014.

Intellectual Property

Currently we do not face major barriers to our operations from patents owned by third parties. However, because we operate a large number of websites and mobile applications in high-visibility markets, we do defend patent litigation, from time to time, brought primarily by non-practicing entities, as opposed to marketplace competitors. We have sought patent protection in certain instances; however, we do not consider patents to be material to our business as a whole. Of greater importance to our overall business are the federal, international and state trademark registrations and applications that protect, along with our common law rights, our brands, certain of which are long-standing and well known, such as Los Angeles Times, Chicago Tribune and Hartford Courant. Generally, the duration of a trademark registration is perpetual, if it is renewed on a timely basis and continues to be used properly as a trademark. We also own a large number of copyrights, none of which individually is material to the business. We maintain certain licensing and content sharing relationships with third-party content providers that allow us to produce the particular content mix we provide to our customers in our markets. Other than the foregoing and commercially available software licenses, we do not believe that any of our licenses to third-party intellectual property are material to our business as a whole.

In connection with the distribution, we expect to enter into one or more agreements with Tribune that will govern our relationship with Tribune related to certain intellectual property and other proprietary information we will have the right to use, under specified conditions, in the operation of our business following the distribution. See “Relationships Between Tribune and Tribune Publishing Following the Distribution.”

Properties

Our corporate headquarters are located at 435 North Michigan Avenue, Chicago, Illinois. Our facilities occupy approximately 7.1 million square feet in the aggregate of which approximately 2.6 million square feet is leased from third parties and approximately 4.5 million square feet is leased from subsidiaries of Tribune Real Estate Holdings, LLC pursuant to arm’s-length lease agreements. Tribune Real Estate Holdings, LLC will remain a subsidiary of Tribune Company immediately following the Distribution. See “Relationships Between Tribune and Tribune Publishing Following the Distribution.”

We currently have newspaper production facilities in California, Connecticut, Florida, Illinois, Maryland and Pennsylvania. Each of these facilities is leased from a subsidiary of Tribune Real Estate Holdings, LLC; however, we own substantially all of the production equipment. There are 15 net leases for Tribune Publishing’s industrial facilities which include printing plants, distribution facilities and related office space. For printing plants the initial lease term is 10 years with two options to renew for additional 10 year terms. For distribution facilities, the initial lease term is 5 years with two options to renew for additional 10 year terms.

The leases for Tribune Tower in Chicago and Los Angeles Times Square, both of which are large multi-tenant buildings, are gross leases which provide for professional management of the building. At Tribune Tower,

Tribune Publishing leases approximately 306,000 square feet, while at Los Angeles Times Square, Tribune Publishing leases approximately 242,000 square feet. The gross leases provide for an initial term of 5 years with renewal options for up to two additional 5 year terms.

Many of our local media organizations have outside news bureaus, sales offices and distribution centers which generally are leased from third parties.

We believe that our current facilities, including the terms and conditions of the relevant lease agreements, are adequate to operate our businesses as currently conducted.

Raw Materials

As a publisher of newspapers, we utilize substantial quantities of various types of paper. During fiscal year 2012, we consumed approximately 275 metric tons of newsprint. We currently obtain the majority of our newsprint from six North American suppliers, primarily under long-term contracts. Substantially all of our paper purchasing is done on a regional, volume purchase basis, and draws upon Canadian and U.S. based suppliers. We believe that our current sources of paper supply are adequate.

Our earnings are sensitive to changes in newsprint prices. Newsprint and ink expense accounted for 10.2% of total operating expenses in fiscal year 2012. We estimate that we will use approximately 230 metric tons of newsprint in fiscal 2013, depending on the level of print advertising, circulation volumes and other business considerations.

In fiscal year 2012, 60% of the newsprint used by our newspapers was made with recycled fiber and the average recycled fiber content was 33%. In addition, all of our newspapers collect and recycle press waste, newspaper returns and printing plates.

Seasonality

Our results of operations, when examined on a quarterly basis, reflect the seasonality of our revenues. Second and fourth quarter advertising revenues are typically higher than first and third quarter revenues. Results for the second quarter reflect spring advertising revenues, while the fourth quarter includes advertising revenues related to the holiday season. Revenues from circulation and commercial printing operations, however, are significantly less seasonal than advertising revenues and help to moderate the overall seasonality of the business.

Legal Proceedings

The legal entities comprising our operations are defendants from time to time in actions for matters arising out of their business operations. In addition, the legal entities comprising our operations are involved from time to time as parties in various regulatory, environmental and other proceedings with governmental authorities and administrative agencies.

We do not believe that any matters or proceedings presently pending will have a material adverse effect, individually or in the aggregate, on our combined financial position, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our President and sole director as of the date hereof. We expect that as of the date of the distribution, Steven Berns will no longer be a director, executive officer or employee of Tribune Publishing; however we expect that he will continue to serve as Executive Vice President and Chief Financial Officer of Tribune. Prior to the distribution, we will disclose the directors who will serve on our board following the separation as well as our executive officers. The individuals who will be our executive officers following the separation may or may not currently be employees of Tribune or its subsidiaries (including Tribune Publishing). After the separation from Tribune, none of our executive officers will be employees of Tribune. Upon the completion of the distribution, we expect to have a board of directors initially consisting of          directors and that our board will comply with the requirements set forth in the listing rules of the New York Stock Exchange, including applicable independence requirements (subject to applicable phase in provisions).

Name	Age	Principal Positions and Directorships
Steven Berns	49	President and Director

Biographies of Executive Officers and Directors

Steven Berns. Mr. Berns was named President of Tribune Publishing on November 21, 2013. We expect that as of the date of the distribution, Steven Berns will no longer be a director, executive officer or employee of Tribune Publishing. Mr. Berns has served as Executive Vice President and Chief Financial Officer of Tribune since July 2013, and we expect that he will continue to serve in this capacity following the separation. Prior to that time, Mr. Berns was the Executive Vice President and Chief Financial Officer of Revlon, Inc., a worldwide cosmetics and beauty products company, from May 2009 to July 2013. Prior to that, Mr. Berns was Chief Financial Officer of Tradeweb, LLC, an over-the-counter, multi-asset class online marketplace, since November 2007. From November 2005 until July 2007, Mr. Berns served as President, Chief Financial Officer and Director of MDC Partners Inc. and from September 2004 to November 2005, Mr. Berns served as Vice Chairman and Executive Vice President of MDC Partners. Prior to that, Mr. Berns was the Senior Vice President and Treasurer of Interpublic Group of Companies, Inc., an organization of advertising agencies and marketing services companies from August 1999 until September 2004. Before that, Mr. Berns held a variety of positions in finance at Revlon, Inc. from April 1992 until August 1999, becoming Vice President and Treasurer in 1996. Prior to joining Revlon in 1992, Mr. Berns worked at Paramount Communications Inc. and at a predecessor public accounting firm of Deloitte & Touche. Mr. Berns is a Certified Public Accountant. Mr. Berns currently serves as a director and Chairman of the Audit Committee of Shutterstock, Inc., a NYSE listed company. He served as a director and member of the Audit and Compensation Committees for LivePerson, Inc., a NASDAQ listed company, from April 2002 until June 2011. Mr. Berns received a BS from Lehigh University and an MBA from the Stern School of Business at New York University.

Corporate Governance

Board Composition and Director Independence

We expect that, upon completion of the distribution, our amended and restated certificate of incorporation will provide for a classified board of directors, with members of each class serving staggered three-year terms. Upon completion of the distribution, we will have          directors in Class I (expected to be         ),          directors in Class II (expected to be         ) and          directors in Class III (expected to be         ). Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Under our amended and restated by-laws, our board of directors will consist of such number of directors as may be determined from time

to time by resolution of the Board of Directors, but in no event may the number of directors be less than         . Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director. Each director will hold office until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal. See “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws—Classified Board of Directors; Size of Board and Vacancies; Removal.”

Our board of directors has determined that          are independent in accordance with applicable rules and regulations of the SEC and the New York Stock Exchange.

Committees of Our Board of Directors

Effective upon the completion of the distribution, our board of directors will have the following committees, each of which will operate under a written charter that will be available on our website prior to the distribution.

Audit Committee

The Audit Committee, which following the distribution will consist of         ,          and         , has the responsibility for, among other things, assisting the board of directors in reviewing our financial reporting and other internal control processes, our financial statements, the independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors and our compliance with legal and regulatory requirements and our code of business conduct and ethics. The charter of our Audit Committee will be available without charge on the investor relations portion of our website upon completion of the distribution.

         has been identified as an “audit committee financial expert” as that term is defined in the rules and regulations of the SEC.

Compensation Committee

The Compensation Committee, which following the distribution will consist of         ,          and         , has the responsibility for reviewing and approving the compensation and benefits of our employees, directors and consultants, administering our employee benefits plans, authorizing and ratifying stock option grants and other incentive arrangements and authorizing employment and related agreements. The charter of our Compensation Committee will be available without charge on the investor relations portion of our website upon completion of the distribution.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, which following the distribution will consist of         ,          and         , has the responsibility, among its other duties and responsibilities, for identifying and recommending candidates to the board of directors for election to our board of directors, reviewing the composition of the board of directors and its committees, developing and recommending to the board of directors corporate governance guidelines that are applicable to us, and overseeing board of directors evaluations. The charter of our Nominating and Corporate Governance Committee will be available without charge on the investor relations portion of our website upon completion of the distribution.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Prior to the completion of the distribution, our board of directors will adopt Corporate Governance Guidelines and a Code of Business Conduct and Ethics for directors, officers, and employees. The Corporate

Governance Guidelines will set forth our policies and procedures relating to corporate governance effective as of the completion of the distribution and will comply with the requirements of the New York Stock Exchange. Our Corporate Governance Guidelines will be available on our website as of the time of our listing on the New York Stock Exchange. The Code of Business Conduct and Ethics will be applicable to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and other senior officers effective as of the time of our listing on the New York Stock Exchange, in accordance with applicable rules and regulations of the SEC and the New York Stock Exchange. Our Code of Business Conduct and Ethics will be available on our website as of the time of our listing on the New York Stock Exchange.

Director Nomination Process

As discussed above, we intend to establish a Nominating and Corporate Governance Committee which will develop criteria for filling vacant board of director positions, taking into consideration such factors as it deems appropriate, including the candidate’s education and background, his or her general business experience and familiarity with our business and whether he or she possesses unique expertise or perspective that will be of value to us. After completing this evaluation, the Nominating and Corporate Governance Committee will make recommendations to the full board of directors which in turn will make the final determination whether to nominate or appoint the new director after considering the Nominating and Corporate Governance Committee’s recommendation.

EXECUTIVE COMPENSATION

Prior to the distribution, Tribune Publishing will be a wholly-owned subsidiary of Tribune and, during that time, compensation decisions for Tribune Publishing will be made by Tribune’s senior management and the compensation committee of Tribune’s board of directors. Accordingly, determinations described as having been made by Tribune Publishing or its board of directors (or its Compensation Committee) prior to the Distribution will be made by Tribune or the compensation committee of its board of directors. Tribune Publishing has not yet made any determinations with respect to the compensation of the individuals who will become its executive officers following the distribution, and we expect that Tribune Publishing’s board of directors (or its Compensation Committee) will review all aspects of compensation of its executive officers and structure executive compensation arrangements as it believes appropriate. Information as to the historical compensation by Tribune of certain persons who will become executive officers of Tribune Publishing upon the completion of the distribution is not indicative of the compensation of those executives following the completion of the distribution. Accordingly, we have not included information regarding compensation and other benefits paid to those executives by Tribune during 2012 or prior years.

Effective upon completion of the distribution, our board of directors will have a Compensation Committee. See “Management—Corporate Governance—Committees of our Board of Directors—Compensation Committee.” Following the distribution, the Compensation Committee will commence to oversee and determine the compensation of the Chief Executive Officer and other executive officers of Tribune Publishing and evaluate and determine the appropriate executive compensation philosophy and objectives for our business. The Compensation Committee will evaluate and determine the appropriate design of Tribune Publishing’s executive compensation program and appropriate process for establishing executive compensation. With respect to base salaries, annual incentive compensation and any long-term incentive awards, it is expected that the Compensation Committee will develop programs reflecting appropriate measures, goals, targets and business objectives based on Tribune Publishing’s competitive marketplace. The Compensation Committee will determine the appropriate benefits, perquisites and severance arrangements, if any, that it will make available to executive officers. The amount and timing of any equity-based compensation to be paid to Tribune Publishing’s executive officers at or following the distribution will be determined by the Compensation Committee and generally be granted pursuant to a new equity incentive plan to be adopted by Tribune Publishing in connection with its becoming an independent, publicly-traded company.

DIRECTOR COMPENSATION

Prior to the distribution, Tribune Publishing will be a wholly-owned subsidiary of Tribune and, during that time, decisions about director compensation for Tribune Publishing will continue to be made by Tribune’s board of directors (or its compensation committee). Accordingly, such determinations described as having been made by Tribune Publishing’s board of directors (or its Compensation Committee) prior to the Distribution will be made by Tribune’s board of directors (or its compensation committee). Following the distribution, compensation of Tribune Publishing’s directors will be reviewed and recommended by the Compensation Committee and set by Tribune Publishing’s board of directors. No determinations have been made yet with respect to the compensation of the individuals who will become directors of Tribune Publishing following the distribution. It is anticipated that no additional remuneration will be paid to any of our directors who are also our executives. We expect the Compensation Committee will periodically review the compensation payable to our directors who are not our executives.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of Tribune Publishing’s common stock will be owned beneficially and of record by Tribune. The following table sets forth information regarding the anticipated beneficial ownership of Tribune Publishing’s common stock immediately following the completion of the distribution for (A) each person who is known by us to beneficially own an amount of issued and outstanding Tribune Class A common stock, Class B common stock or Warrants which would represent beneficial ownership of more than 5% of the shares of common stock of Tribune Publishing immediately following the completion of the distribution and (B) each of (1) our directors, (2) our executive officers and (3) our directors and executive officers as a group. The beneficial ownership of Tribune Publishing’s common stock presented in the table is based on our knowledge of the beneficial ownership of Tribune Class A common stock, Class B common stock and Warrants as of November 5, 2013, and the distribution of          shares of Tribune Publishing common stock for each share of Tribune Class A common stock, Class B common stock or Warrant. Because Tribune is not an SEC reporting company as of the date hereof, and thus Tribune’s significant stockholders are not subject to the reporting requirements of Section 13 of the Exchange Act, there may be additional persons, currently unknown to us, who own an amount of issued and outstanding Tribune Class A common stock, Class B common stock or Warrants which would represent beneficial ownership of more than 5% of the shares of common stock of Tribune Publishing immediately following the completion of the distribution. Unless otherwise indicated, the address for each beneficial owner who is also a director or executive officer is 435 North Michigan Avenue, Chicago, Illinois 60611.

	Common Stock Beneficially Owned
Name	Number of Shares Beneficially Owned	Percent of Class(1)
Oaktree Tribune, L.P.(2)		18.8%
Investment funds managed by Angelo, Gordon & Co. L.P.(3)		9.1%
Entities affiliated with JPMorgan Chase Bank, N.A.(4)		8.5%
Franklin Mutual Advisers LLC(5)		6.4%
Steven Berns*		—
All directors and executive officers as a group (1 person)		—

*	Excludes stock options, restricted stock units and performance stock units of Tribune held by Mr. Berns, all of which do not begin to vest until March 1, 2014.
(1)	Applicable percentage of ownership is based on 87,463,774 shares of Tribune Class A common stock, 3,185,181 shares of Tribune Class B common stock and 9,387,631 Warrants outstanding as of November 5, 2013.
(2)	According to information provided to Tribune by Oaktree Capital Management, L.P., as of October 1, 2013, Oaktree Tribune, L.P. beneficially owned 18,765,484 shares of Tribune Class A common stock. The general partner of Oaktree Tribune, L.P. is Oaktree AIF Investments, L.P. (“AIF Investments”). The general partner of AIF Investments is Oaktree AIF Holdings, Inc. (“AIF Holdings”). The holder of all of the voting shares of AIF Holdings is Oaktree Capital Group Holdings, L.P. (“OCGH”). The general partner of OCGH is Oaktree Capital Group Holdings GP, LLC (“OCGH GP”). The media company business of OCGH GP is managed by a media company committee, which controls the decisions of OCGH GP with respect to the vote and disposition of the shares held by Oaktree Tribune, L.P. The members of such committee are Howard S. Marks, Bruce A. Karsh, John B. Frank, David M. Kirchheimer and Stephen A. Kaplan. In addition, OCM FIE LLC, an Oaktree affiliated entity, holds an additional 15,400 shares of Tribune Class A common stock. The address of Oaktree Tribune, L.P. is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(3)	According to information provided to Tribune by Angelo, Gordon & Co. L.P., as of October 1, 2013, investment funds managed by Angelo, Gordon & Co. L.P. beneficially owned 9,185,808 shares of Tribune Class A common stock. The address of Angelo, Gordon & Co. L.P. is 245 Park Ave, 26th Floor, New York, NY 10167.

(4)	According to information provided to Tribune by JPMorgan Chase & Co., as of November 5, 2013, certain subsidiaries of JPMorgan Chase & Co. beneficially owned 8,057,919 shares of Tribune Class A common stock and 475,778 shares of Tribune Class B common stock. JPMorgan Chase & Co. is a publicly traded company. The address of JPMorgan Chase & Co. is 270 Park Ave., New York, NY 10017.
(5)	According to information provided to Tribune by Franklin Mutual Advisers LLC, as of October 1, 2013, investment funds managed by Franklin Mutual Advisers LLC beneficially owned 3,882,780 shares of Tribune Class A common stock, 2,374,063 shares of Tribune Class B common stock and 138,469 Warrants. The address of Franklin Mutual Advisers LLC is 101 John F. Kennedy Parkway, Short Hills, NJ 07078.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Procedures for Approval of Related Person Transactions

Prior to the completion of the distribution, we expect that our Board of Directors will approve policies and procedures with respect to the review and approval of certain transactions between Tribune Publishing and a “Related Person” (a “Related Person Transaction”), which we refer to as our “Related Person Transaction Policy.” Pursuant to the terms of the Related Person Transaction Policy, any Related Person Transaction will be required to be reported to the legal department, which will then determine whether it should be submitted to our Audit Committee for consideration. The Audit Committee must then review and decide whether to approve any Related Person Transaction.

For the purposes of the Related Person Transaction Policy, we expect that a “Related Person Transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Tribune Publishing (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect interest.

A “Related Person”, as defined in the Related Person Transaction Policy, means any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of Tribune Publishing or a nominee to become a director of Tribune Publishing; any person who is known to be the beneficial owner of more than five percent of Tribune Publishing common stock; any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is a general partner or, for other ownership interests, a limited partner or other owner in which such person has a beneficial ownership interest of ten percent or more.

Related Person Transactions

Registration Rights Agreement

In connection with the distribution, we expect that Tribune Publishing, investment funds affiliated with Oaktree Capital Management, L.P. (the “Oaktree Funds”), entities affiliated with JPMorgan Chase Bank, N.A. (the “JPMorgan Entities”) and investment funds managed by Angelo, Gordon & Co., L.P. (the “Angelo Gordon Funds”) will enter into a registration rights agreement (the “Registration Rights Agreement”) which will grant the Oaktree Funds, the JPMorgan Entities and the Angelo Gordon Funds specified demand and piggyback registration rights with respect to the Tribune Publishing’s common stock.

Agreements with Tribune

See “Relationships Between Tribune and Tribune Publishing Following the Distribution” for a description of the agreements that will exist between Tribune and Tribune Publishing following the distribution.

DESCRIPTION OF CAPITAL STOCK

General

Following the distribution, our authorized capital stock will consist of          shares of common stock, par value $0.01 per share, and          shares of preferred stock, par value $         per share.

Based on the number of Tribune shares of common stock and Warrants outstanding on         , 2014, approximately          shares of Tribune Publishing common stock will be issued to holders of common stock and Warrants of Tribune on the distribution date. In addition, Tribune will continue to hold          shares of common stock following the distribution date. All of the shares of Tribune Publishing common stock to be distributed to Tribune stockholders in the distribution will be fully paid and non-assessable.

In connection with the distribution, we will amend and restate our certificate of incorporation and by-laws. The following summary describes certain provisions of Tribune Publishing’s amended and restated certificate of incorporation and amended and restated by-laws relating to its capital stock. This summary is intended as an overview only and is qualified in its entirety by reference to Tribune Publishing’s amended and restated certificate of incorporation and amended and restated by-laws, the forms of which will be filed as exhibits to a subsequent amendment to the registration statement on Form 10 of which this information statement is a part, as well as the applicable provisions of the DGCL.

Common Stock

Voting Rights

A holder of common stock shall be entitled to one vote for each share of common stock held by such holder of record on the books of Tribune Publishing for all matters on which stockholder of Tribune Publishing are entitled to vote. There shall be no cumulative voting.

Our amended and restated certificate of incorporation will provide the voting requirements for the election of directors. The affirmative vote of a majority of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of stockholders will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our amended and restated by-laws, a different vote is required, in which case such provision will control.

Dividends

Holders of Tribune Publishing common stock will be entitled to participate ratably in such dividends, whether in cash, property, stock or otherwise, as may be declared by the Board of Directors from time to time out of assets or funds of Tribune Publishing legally available therefor, subject to the prior rights and preferences, if any, that may be applicable to preferred stock then outstanding. See “Dividend Policy.”

Liquidation

Holders of Tribune Publishing common stock will be entitled, upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

In the event of any voluntary or involuntary liquidation, dissolution, distribution of all or substantially all of the assets or winding-up of Tribune Publishing, after all creditors of Tribune Publishing shall have been paid in full and after payment of all sums, if any, payable in respect of preferred stock, if any, the holders of the common stock shall be entitled to share ratably in all distributions of assets pursuant to such voluntary or involuntary liquidation, dissolution, distribution of all or substantially all of the assets or winding-up of Tribune Publishing.

No Preemptive Rights

No holder of any Tribune Publishing stock of any class authorized at the distribution date will have any preemptive right to subscribe to any Tribune Publishing securities of any kind or class.

Preferred Stock

Under our amended and restated certificate of incorporation, our Board of Directors will have the authority, without further action by our stockholders, to issue up to          shares of preferred stock in one or more series and to fix the designations, powers, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the distribution, no shares of our authorized preferred stock will be outstanding.

Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

The provisions of our amended and restated certificate of incorporation and amended and restated by-laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which could result in an improvement of their terms.

Authorized but Unissued Shares of Capital Stock

Common Stock. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our Board of Directors in opposing a hostile takeover bid.

Preferred Stock. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Classified Board of Directors; Size of Board and Vacancies; Removal

We expect that, upon completion of the distribution, in accordance with the terms of our amended and restated certificate of incorporation, our Board of Directors will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Under our amended and restated by-laws, our Board of Directors will consist of such number of directors as may be determined from time to time by resolution of the Board of Directors, but in no event may the number of directors be less than         . Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Our amended and restated by-laws will also provide that any vacancy on our Board of Directors, including a vacancy resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy will hold office until such director’s successor shall have been elected and qualified or until such director’s earlier death, resignation or removal. Our classified Board of Directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Our amended and restated by-laws will provide that no director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of a majority of the outstanding shares of stock of Tribune Publishing entitled to vote in the election of directors of Tribune Publishing generally.

Amendment of the Certificate of Incorporation and By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws will provide for the manner in which those documents may be amended, altered or repealed.

These provisions may make it more difficult for any person to remove or amend any provisions in our amended and restated certificate of incorporation and amended and restated by-laws that may have an anti-takeover effect.

Stockholder Meetings

Our amended and restated by-laws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board of Directors.

Requirements for Advance Notice of Stockholder Nominations and Proposals

Our amended and restated by-laws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our amended and restated by-laws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, a stockholder’s notice must be delivered to our corporate secretary no later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first mailed or public disclosure of the date of the annual meeting was first made, whichever first occurs.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Tribune Publishing, (ii) any action asserting a claim of breach of a fiduciary duty owed to Tribune Publishing or Tribune Publishing’s stockholders by any of Tribune Publishing’s directors, officers, employees or agents, (iii) any action asserting a claim against Tribune Publishing arising under the DGCL or (iv) any action asserting a claim against Tribune Publishing that is governed by the internal affairs doctrine. We may consent in writing to alternative forums. By becoming a stockholder of Tribune Publishing, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum.

Listing

We intend to apply to list our shares of common stock on the New York Stock Exchange under the symbol “        .”

Sales of Unregistered Securities

In connection with its incorporation, on November 21, 2013, Tribune Publishing issued 100 shares of Tribune Publishing common stock, par value $0.01 per share, to Tribune. Tribune Publishing did not register this issuance of securities under the Securities Act because it did not involve any public offering of securities.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation will contain provisions permitted under DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

—	any breach of the director’s duty of loyalty,

—	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,

—	Section 174 of the DGCL (unlawful dividends), or

—	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our amended and restated certificate of incorporation will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law. Our amended and restated certificate of incorporation will provide that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, against all liability and loss suffered and expenses (including attorney’s fees) incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to pay the expenses (including attorney’s fees) actually and reasonably incurred by our directors and officers in advance of the final disposition to enable them to defend against such proceedings.

Transfer Agent and Registrar

The transfer agent and registrar for Tribune Publishing common stock is Computershare Investor Services. The contact information for the transfer agent and registrar is:

Computershare Investor Services

P.O. Box 43078

Providence, RI 02940-3078

(888) 359-8621

WHERE YOU CAN FIND MORE INFORMATION

Tribune Publishing has filed a registration statement on Form 10 with the SEC with respect to the shares of its common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits to the registration statement. For further information with respect to Tribune Publishing and its common stock, please refer to the registration statement, including its exhibits. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet at the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement or the registration statement of which this information statement is a part.

After the distribution, Tribune Publishing will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

Tribune Publishing will make its SEC filings available free of charge through our website (        ) as soon as practicable after they are electronically filed with the SEC. After the distribution, you may also request a copy of Tribune Publishing’s future SEC filings at no cost, by writing or telephoning us at:

Tribune Publishing Company

435 North Michigan Avenue

Chicago, Illinois 60611

Attn: Corporate Secretary

312-222-9100

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS

PAGE
Audited Annual Combined Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Combined Statements of Comprehensive Income for each of the three fiscal years in the period ended Dec. 30, 2012	F-3

Combined Balance Sheets at Dec. 30, 2012 and Dec. 25, 2011	F-4

Combined Statements of Equity (Deficit) for each of the three fiscal years in the period ended Dec. 30, 2012	F-5

Combined Statements of Cash Flows for each of the three fiscal years in the period ended Dec. 30, 2012	F-6

Notes to the Combined Financial Statements	F-7

Unaudited Interim Combined Financial Statements:

Combined Statements of Comprehensive Income for the nine months ended Sept. 29, 2013 (Successor), Dec. 31, 2012 (Predecessor) and the nine months ended Sept. 23, 2012 (Predecessor)	F-40

Combined Balance Sheets at Sept. 29, 2013 (Successor) and Dec. 30, 2012 (Predecessor)	F-41

Combined Statements of Equity (Deficit) for the nine months ended Sept. 29, 2013 (Successor) and Dec. 31, 2012	F-42

Combined Statements of Cash Flows for the nine months ended Sept. 29, 2013 (Successor), Dec. 31, 2012 (Predecessor) and the nine months ended Sept. 23, 2012 (Predecessor)	F-43

Notes to the Combined Financial Statements	F-44

Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors of Tribune Company:

In our opinion, the accompanying combined balance sheets and the related combined statements of comprehensive income, of equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Tribune Publishing Company, a business of Tribune Company, at December 30, 2012 and December 25, 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Tribune Publishing Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the combined financial statements, Tribune Company filed a petition on December 8, 2008 with the United States Bankruptcy Court for the District of Delaware for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Fourth Amended Joint Plan of Reorganization for Tribune Company and Its Subsidiaries was substantially consummated on December 31, 2012 and Tribune Company and its subsidiaries, including the subsidiaries that comprise the Tribune Publishing Company business, emerged from bankruptcy. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
December 9, 2013

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended
	Dec. 30, 2012	Dec. 25, 2011	Dec. 26, 2010
Operating Revenues
Advertising	$1,158,248	$1,241,593	$1,357,886
Circulation	424,629	390,433	399,324
Other	330,937	283,906	264,702

Total operating revenues	1,913,814	1,915,932	2,021,912

Operating Expenses
Cost of sales (exclusive of items shown below)	1,143,128	1,154,419	1,171,413
Selling, general and administrative	642,368	630,599	640,573
Depreciation	80,280	80,616	103,808
Amortization	6,382	5,729	4,999

Total operating expenses	1,872,158	1,871,363	1,920,793

Operating Profit	41,656	44,569	101,119
Loss on equity investments, net	(2,349)	(900)	(1,381)
Interest (expense) income, net	(31)	75	660
Write-down of investment	(6,141)	—	—
Other non-operating (loss) gain, net	—	(1)	120
Reorganization items, net	(1,446)	410	3,461

Income Before Income Taxes	31,689	44,153	103,979
Income tax expense	3,294	2,539	2,692

Net Income	$28,395	$41,614	$101,287

Other Comprehensive Income, Net of Taxes
Unrecognized benefit plan gains and losses:
Change in unrecognized benefit plan gains and losses arising during the period, net of taxes of ($74), ($31) and ($80), respectively	8,168	3,410	8,785
Adjustment for previously unrecognized benefit plan gains and losses included in net income, net of taxes of $11, $11 and $11, respectively	(1,182)	(1,182)	(1,193)

Other Comprehensive Income, Net of Taxes	6,986	2,228	7,592

Comprehensive Income	$35,381	$43,842	$108,879

The accompanying notes are an integral part of these audited combined financial statements.

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

COMBINED BALANCE SHEETS

(In thousands)

	Dec. 30, 2012	Dec. 25, 2011
Assets

Current Assets
Cash	$13,768	$7,228
Accounts receivable (net of allowances of $13,431 and $13,519)	256,985	290,139
Inventories	12,537	12,751
Prepaid expenses and other	15,880	13,602

Total current assets	299,170	323,720

Properties
Machinery, equipment and furniture	1,328,859	1,358,201
Buildings and leasehold improvements	511,475	564,785

	1,840,334	1,922,986
Accumulated depreciation	(1,322,830)	(1,363,778)

	517,504	559,208
Land	67,204	87,181
Construction in progress	30,670	32,559

Net properties	615,378	678,948

Other Assets
Intangible assets, net	28,911	34,467
Investments	3,986	4,169
Other	3,787	2,481

Total other assets	36,684	41,117

Total assets	$951,232	$1,043,785

Liabilities and Equity (Deficit)

Current Liabilities
Accounts payable	$37,710	$41,069
Employee compensation and benefits	103,077	108,646
Deferred revenue	66,835	68,497
Other	26,359	27,604

Total current liabilities	233,981	245,816

Non-Current Liabilities
Deferred revenue	9,386	11,163
Postretirement medical, life and other benefits	47,378	60,231
Other obligations	9,536	8,334

Total non-current liabilities	66,300	79,728

Liabilities Subject to Compromise	2,865,890	2,864,858

Commitments and Contingent Liabilities (Note 10)	—	—

Total Equity (Deficit)	(2,214,939)	(2,146,617)

Total liabilities and equity (deficit)	$951,232	$1,043,785

The accompanying notes are an integral part of these audited combined financial statements.

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

COMBINED STATEMENTS OF EQUITY (DEFICIT)

(In thousands)

	Parent Company Investment	Accumulated Other Comprehensive Income	Total Equity (Deficit)
Balance at Dec. 27, 2009	$(2,061,246)	$10,352	$(2,050,894)
Transactions with Tribune Company and Tribune Affiliates, net	(195,949)	—	(195,949)
Comprehensive income:
Net income	101,287	—	101,287
Other comprehensive income, net of taxes	—	7,592	7,592

Comprehensive income	—	—	108,879

Balance at Dec. 26, 2010	$(2,155,908)	$17,944	$(2,137,964)
Transactions with Tribune Company and Tribune Affiliates, net	(52,495)	—	(52,495)
Comprehensive income:
Net income	41,614	—	41,614
Other comprehensive income, net of taxes	—	2,228	2,228

Comprehensive income	—	—	43,842

Balance at Dec. 25, 2011	$(2,166,789)	$20,172	$(2,146,617)
Transactions with Tribune Company and Tribune Affiliates, net	(103,703)	—	(103,703)
Comprehensive income:
Net income	28,395	—	28,395
Other comprehensive income, net of taxes	—	6,986	6,986

Comprehensive income	—	—	35,381

Balance at Dec. 30, 2012	$(2,242,097)	$27,158	$(2,214,939)

The accompanying notes are an integral part of these audited combined financial statements.

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	Dec. 30, 2012	Dec. 25, 2011	Dec. 26, 2010
Operating Activities
Net income	$28,395	$41,614	$101,287
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	80,280	80,616	103,808
Amortization	6,382	5,729	4,999
Write-downs of property	—	1,200	1,548
Loss on equity investments, net	2,349	900	1,381
Distributions from equity investments	642	—	—
Write-down of investment	6,141	—	—
Non-cash reorganization items, net	1,362	(410)	(3,461)
Changes in working capital items, excluding effects from acquisitions:
Accounts receivable, net	33,304	(18,649)	27,779
Inventories	214	364	3,285
Prepaid expenses and other current assets	(1,829)	1,789	(2,285)
Accounts payable, employee compensation and benefits, deferred revenue and other current liabilities	(9,821)	(14,468)	(3,072)
Non-current deferred revenue	(1,777)	9,320	(407)
Postretirement medical, life and other benefits	(5,867)	(6,296)	(2,465)
Other, net	(1,629)	1,755	2,416

Net cash provided by operating activities	138,146	103,464	234,813

Investing Activities
Capital expenditures	(52,261)	(46,240)	(40,249)
Acquisitions and investments	(10,288)	(1,587)	(20)
Proceeds from the sale of real estate	—	—	616

Net cash used for investing activities	(62,549)	(47,827)	(39,653)

Financing Activities
Repayments of capital lease obligations	(282)	(272)	(192)
Transactions with Tribune Company and Tribune Affiliates, net	(68,775)	(52,495)	(195,949)

Net cash used for financing activities	(69,057)	(52,767)	(196,141)

Net Increase (Decrease) in Cash	6,540	2,870	(981)
Cash, beginning of year	7,228	4,358	5,339

Cash, end of year	$13,768	$7,228	$4,358

Supplemental Cash Flow Information

Non-cash property transfers with Tribune Company and Tribune Affiliates (Notes 1 and 6)	$34,928	$—	$—

The accompanying notes are an integral part of these audited combined financial statements.

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NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Business Operations—The accompanying combined financial statements include the accounts of Tribune Publishing Company (“Tribune Publishing”), a business representing the principal publishing operations of Tribune Company (“Tribune”) and certain other entities wholly-owned by Tribune that will be contributed to Tribune Publishing as a part of the separation from Tribune, as described below. Tribune Publishing’s operations are comprised of the direct and indirect subsidiaries of Tribune Publishing Company, LLC (“TPC”), a wholly-owned subsidiary of Tribune, and certain other assets of Tribune and its non-Tribune Publishing subsidiaries (“Tribune Affiliates”) as further described below. TPC, formerly known as Tribune Publishing Company, was converted into a limited liability company in connection with the restructuring transactions described below. In addition, certain direct and indirect subsidiaries were formed or became owned by TPC as a result of these restructuring transactions.

Tribune Publishing’s operations consist of eight major-market daily newspapers and related businesses, distribution of preprinted insert advertisements, commercial printing and delivery services to other newspapers, distribution of syndicated content and management of the websites of Tribune’s daily newspapers, along with other branded products that target specific areas of interest. The daily newspapers published by Tribune Publishing are the Los Angeles Times; the Chicago Tribune; the Sun Sentinel; the Orlando Sentinel; The Baltimore Sun; the Hartford Courant; The Morning Call, serving Pennsylvania’s Lehigh Valley; and the Daily Press, serving the Virginia Peninsula. Tribune Publishing’s operations also include a 50% equity interest in CIPS Marketing Group, Inc. (“CIPS”), a 50% equity interest in McClatchy/Tribune Information Services (“MCT”), a 33% equity interest in Homefinder.com, LLC (“Homefinder”) and a 35% equity interest in Locality Labs, LLC (“Locality Labs”), formerly known as Journatic, LLC.

Fiscal Year—Tribune Publishing’s fiscal year ends on the last Sunday in December. Tribune Publishing’s 2012 fiscal year ended on Dec. 30, 2012 and comprised a 53-week period. Fiscal years 2011 and 2010 each comprised a 52-week period.

Separation from Tribune Company and Basis of Presentation—On July 10, 2013, Tribune announced its plan to spin-off essentially all of its publishing businesses into an independent company, Tribune Publishing. Tribune expects the transaction to be in the form of a pro rata distribution of substantially all of the common stock of Tribune Publishing to holders of Tribune common stock and warrants and anticipates that the distribution will be tax-free to Tribune’s U.S. shareholders. Tribune will also contribute to Tribune Publishing its interests in Blue Lynx Media, LLC (“BLM”), a wholly-owned subsidiary of Tribune which operates a shared service center for the benefit of Tribune and its subsidiaries, including the subsidiaries of Tribune Publishing, and its equity interests in Homefinder and Locality Labs.

Tribune Publishing’s operations are conducted through the following wholly-owned subsidiaries (including each subsidiary’s respective direct wholly-owned subsidiaries) of TPC: The Morning Call, LLC; Chicago Tribune Company, LLC; The Baltimore Sun Company, LLC; Orlando Sentinel Communications Company, LLC; Los Angeles Times Communications LLC; The Daily Press, LLC; The Hartford Courant Company, LLC; Sun-Sentinel Company, LLC; Tribune Washington Bureau, LLC; Hoy Publications, LLC; Tribune Interactive, LLC; Tribune 365, LLC; TMS News and Features, LLC; and forsalebyowner.com, LLC. Historically, separate financial statements have not been prepared for Tribune Publishing. The accompanying combined financial statements are derived from the historical accounting records of Tribune and present Tribune Publishing’s combined financial position, results of operations and cash flows as of and for the periods presented as if Tribune Publishing was a separate entity and as it was historically managed. Management believes that assumptions and methodologies underlying the allocation of general corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred had

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Tribune Publishing operated as a separate stand-alone entity, and, accordingly, may not necessarily reflect Tribune Publishing’s combined financial position, results of operations and cash flows had Tribune Publishing operated as a stand-alone entity during the periods presented.

These combined financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain assets of Tribune and Tribune Affiliates that are not owned by TPC and are otherwise specifically identifiable or attributable to Tribune Publishing and are necessary to present these combined financial results on a stand-alone basis have also been included in these combined financial statements.

Tribune and Tribune Affiliates consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan (as defined and described in Note 2). These restructuring transactions included, among other things, establishing a number of real estate holding companies. On Dec. 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to Tribune’s newly established real estate holding companies.

In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred. Although the properties subject to related party leases were legally transferred to the holding companies, Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing involvement with the properties, which pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 840, “Leases,” preclude Tribune Publishing from derecognizing those properties from its combined financial statements. As a result, Tribune Publishing continues to account for and depreciate the carrying values of the transferred properties subject to related party leases which are presented within net properties in its combined balance sheet. Rent payments under the related party leases will be accounted for as dividends to Tribune and Tribune Affiliates. See Note 6 for further information.

The remainder of the transferred properties are no longer utilized in the operations of Tribune Publishing; therefore, Tribune Publishing did not enter into related party leases for those properties. Tribune Publishing entered into management agreements with the real estate holding companies pursuant to which it will manage those properties for an initial term of one year, cancelable by the real estate holding companies with a 30-day notice.

In connection with the spin-off, Tribune Publishing expects to enter into various agreements with Tribune and other third parties that may be on different terms than the terms of the arrangements or agreements that existed prior to the spin-off. For instance, Tribune Publishing utilizes the services of Tribune and Tribune Affiliates for certain functions such as legal, finance, human resource and information technology services, as well as various corporate-wide employee benefit programs. The costs of Tribune services that are specifically identifiable to Tribune Publishing are included in these combined financial statements. The costs of Tribune services that are incurred by Tribune but are not specifically identifiable to Tribune Publishing have been allocated to Tribune Publishing and included in these combined financial statements on bases that management considered to be a reasonable reflection of the utilization of services provided or the benefit received by Tribune Publishing during the periods presented. While management considers these allocations to have been made on a reasonable basis, the allocations do not necessarily reflect the expenses that would have been incurred had Tribune Publishing operated as a stand-alone entity. All such costs and expenses are assumed to be settled with Tribune through the parent company investment, a component of equity (deficit), in the period in which the costs were incurred. Current income taxes are also assumed to be settled with Tribune through the parent company investment in the period the related income taxes were recorded.

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

All intercompany accounts within Tribune Publishing have been eliminated in consolidation. All significant intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates have been included within the combined financial statements and are considered to be effectively settled through equity contributions or distributions or through cash payments at the time the transactions were recorded. Except for amounts due to Tribune Affiliates for promissory demand notes, the accumulated net effect of intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates are included in the parent company investment component of equity (deficit). These intercompany transactions are further described in Note 6. The total net effect of these intercompany transactions, including debt transactions with Tribune and Tribune Affiliates, is reflected in the combined statements of cash flows as financing activities.

Tribune Publishing assesses its operating segments in accordance with ASC Topic 280, “Segment Reporting.” Tribune Publishing is managed by its chief operating decision maker, as defined by ASC Topic 280, as one business. Accordingly, the financial statements of Tribune Publishing are presented to reflect one reporting segment.

NOTE 2: PROCEEDINGS UNDER CHAPTER 11

Chapter 11 Reorganization—On Dec. 8, 2008 (the “Petition Date”), Tribune, and 110 of its direct and indirect wholly-owned subsidiaries (each a “Debtor” and, collectively, the “Debtors”), filed voluntary petitions for relief (collectively, the “Chapter 11 Petitions”) under Chapter 11 (“Chapter 11”) of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors’ Chapter 11 proceedings continue to be jointly administered under the caption “In re: Tribune Company, et al.,” Case No. 08-13141. Certain of the legal entities included in the combined financial statements of Tribune Publishing were Debtors or, as a result of the restructuring transactions described below, are successor legal entities to legal entities that were Debtors (collectively, the “Tribune Publishing Debtors”). References to the Debtors herein include the Tribune Publishing Debtors unless otherwise indicated. Other legal entities included in the accompanying combined financial statements of Tribune Publishing did not file petitions for relief under Chapter 11 of the Bankruptcy Code as of or subsequent to the Petition Date, and were, therefore, not Debtors, and are not successors to legal entities that were Debtors (each a “Non-Debtor Subsidiary” and, collectively, the “Non-Debtor Subsidiaries”) as of Dec. 31, 2012. For all periods presented herein, the Non-Debtor Subsidiaries included in the combined financial statements of Tribune Publishing are Tribune Interactive, LLC (as the successor legal entity to Tribune Interactive, Inc.); Riverwalk Center I Joint Venture; Tribune Hong Kong Limited, a foreign subsidiary; BLM; and Local Pro Plus Realty, LLC, a legal entity established subsequent to the Petition Date.

As further described below, a joint plan of reorganization for the Debtors, including the Tribune Publishing Debtors, became effective and the Debtors emerged from Chapter 11 on Dec. 31, 2012 (the “Effective Date”). Where appropriate, Tribune Publishing and its business operations as conducted on or after Dec. 31, 2012 are herein referred to as “Reorganized Tribune Publishing,” “Reorganized Tribune Publishing Debtors,” or “Successor Tribune Publishing,” Tribune and its business operations conducted on or after Dec. 31, 2012 are herein referred to as “Reorganized Tribune Company” and such references include Reorganized Tribune Publishing and Reorganized Tribune Publishing Debtors unless otherwise indicated. Where appropriate, Tribune Publishing and its business operations as conducted on or prior to Dec. 30, 2012 are herein referred to as “Predecessor Tribune Publishing.”

From the Petition Date and until Dec. 31, 2012, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable orders of the Bankruptcy Court. In general, as debtors-in-possession, the Debtors were authorized under Chapter 11 of the Bankruptcy Code to continue to operate as ongoing businesses, but could not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court.

Subsequent to the Petition Date, the Debtors received approval from the Bankruptcy Court to pay or otherwise honor certain prepetition obligations generally designed to stabilize the Debtors’ operations and business relationships with customers, vendors, employees and others. These obligations related to employee wages and other benefits, certain tax matters, prepetition claims of certain critical vendors, certain customer programs, and certain other prepetition claims.

The filing of the Chapter 11 Petitions triggered defaults on substantially all debt and lease obligations of the Debtors and certain executory contracts. Under Section 365 of the Bankruptcy Code, the Debtors were permitted to assume, assume and assign, or reject certain prepetition executory contracts and unexpired leases subject to the approval of the Bankruptcy Court and certain other conditions. In general, rejection of an unexpired prepetition lease or executory contract is treated as a prepetition breach of the lease or contract in question and, subject to certain exceptions, relieved the Debtors of performing their future obligations under such lease or contract, but entitled the lessor or contract counterparty to a prepetition general unsecured claim for damages caused by such deemed breach. Counterparties to such rejected contracts or leases were permitted to file claims against the estate(s) of the applicable Debtor(s) for such damages. Generally, the assumption of an executory contract or unexpired lease requires the relevant Debtor(s) to cure most existing defaults under such executory contract or unexpired lease. Subsequent to the Petition Date, the Bankruptcy Court authorized the Debtors to assume or reject certain unexpired leases and executory contracts. Executory contracts which had not previously expired or been rejected were assumed on Dec. 31, 2012.

Plan of Reorganization—In order for a debtor to emerge from Chapter 11, a Chapter 11 plan of reorganization that satisfies the requirements of the Bankruptcy Code and provides for emergence from bankruptcy must be proposed and confirmed by a bankruptcy court. A plan of reorganization addresses, among other things, prepetition obligations, sets forth the revised capital structure of the newly-reorganized entities and provides for their corporate governance subsequent to emergence from court supervision under Chapter 11. The disclosures below relate to the joint plan of reorganization for the Debtors and not to any individual plan of reorganization for the Tribune Publishing Debtors unless otherwise indicated.

On April 12, 2012, the Debtors, the official committee of unsecured creditors (the “Creditors’ Committee”), Oaktree Capital Management, L.P. (“Oaktree”), a creditor under certain Tribune prepetition debt facilities, Angelo, Gordon & Co. L.P. (“AG”), a creditor under certain Tribune prepetition debt facilities, and JPMorgan Chase Bank, N.A. (“JPMorgan”), an administrative agent and a creditor under certain Tribune prepetition debt facilities (collectively, the “Plan Proponents”) filed the Fourth Amended Joint Plan of Reorganization for Tribune Company and Its Subsidiaries (as subsequently amended and modified, the “Plan”) with the Bankruptcy Court.

The Plan was the product of extensive negotiations and contested proceedings before the Bankruptcy Court due, in part, to certain claims and causes of action related to a series of transactions, collectively referred to as the “Leveraged ESOP Transactions,” that were undertaken by Tribune in 2007. These transactions resulted in Tribune becoming wholly-owned by an employee stock ownership plan (the “ESOP”) on Dec. 20, 2007. At the Debtors’ request, on Sept. 1, 2010, the Bankruptcy Court appointed a mediator to conduct a non-binding mediation concerning the terms of a plan of reorganization, including the appropriate resolution of claims and causes of action related to the Leveraged ESOP Transactions (the “Mediation”). The Mediation began on

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Sept. 26, 2010 and ultimately resulted in a settlement agreement (the “Settlement Agreement”) between the Debtors, the Creditors’ Committee, AG, Oaktree, JPMorgan and a group of funds and managed accounts represented by King Street Acquisition Company, LLC, King Street Capital, LP and Marathon Asset Management, LP that were lenders under certain Tribune prepetition debt facilities. The Settlement Agreement provided for the settlement of certain causes of action arising in connection with the Leveraged ESOP Transactions, other than certain causes of action predefined as preserved. The terms of the Settlement Agreement, with certain modifications, were incorporated into the Plan filed with the Bankruptcy Court on April 12, 2012.

On July 23, 2012, the Bankruptcy Court issued an order (the “Confirmation Order”) confirming the Plan. The Plan constitutes a separate plan of reorganization for each of the Debtors and sets forth the terms and conditions of the Debtors’ reorganization. See “Terms of the Plan” section below for a description of the terms and conditions of the confirmed Plan as the Plan pertains to the Tribune Publishing Debtors.

Notices of appeal of the Confirmation Order were filed in August 2012 by certain Tribune creditors. The confirmation appeals have been transmitted to the United States District Court for the District of Delaware (“Delaware District Court”) and have been consolidated, together with two previously-filed appeals of the Bankruptcy Court’s orders relating to certain provisions in the Plan.

The appellants seek, among other relief, to overturn the Confirmation Order and certain prior orders of the Bankruptcy Court, including the settlement of certain claims and causes of action related to the Leveraged ESOP Transactions contained in the Plan. There is currently no stay of the Confirmation Order in place pending resolution of the confirmation-related appeals and those appeals remain pending before the Delaware District Court. In January 2013, Reorganized Tribune Company filed a motion to dismiss the appeals as equitably moot, based on the substantial consummation of the Plan. That request has been fully briefed by the parties and the motion remains pending.

As described in Note 1, during the fourth quarter of 2012 and prior to the Effective Date, Tribune and its subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, (i) converting certain of Tribune’s subsidiaries into limited liability companies or merging certain of Tribune’s subsidiaries into newly-formed limited liability companies, (ii) consolidating and reallocating certain operations, entities, assets and liabilities within the organizational structure of Tribune and (iii) establishing a number of real estate holding companies. Among other things, the restructuring transactions resulted in TPC being converted into a limited liability company (prior to the conversion, TPC was a corporation named Tribune Publishing Company) as well as becoming the holding company for the principal direct and indirect subsidiaries that own and operate the business of Tribune Publishing as described in Note 1.

On the Effective Date, all of the conditions precedent to the effectiveness of the Plan were satisfied or waived, the Debtors emerged from Chapter 11, and the settlements, agreements and transactions contemplated by the Plan to be effected on the Effective Date were implemented, including, among other things, the appointment of a new board of directors of Tribune and the initiation of distributions to creditors. As a result, the ownership of Tribune changed from the ESOP to certain of Tribune’s creditors on the Effective Date. In connection with the Debtors’ emergence from Chapter 11, on the Effective Date and in accordance with and subject to the terms of the Plan, (i) all of Tribune’s $0.01 par value common stock held by the ESOP was cancelled and (ii) new shares of Reorganized Tribune Company were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the Internal Revenue Code (“IRC”). This conversion also affected Tribune subsidiaries that were treated as qualified subchapter S subsidiaries, including certain legal

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

entities included in the accompanying combined financial statements of Tribune Publishing. See Note 11 for further information. In addition, Tribune’s direct and indirect ownership interests in the Tribune Publishing Debtors and Non-Debtor Subsidiaries, after giving effect to the restructuring transactions, were reinstated on the Effective Date.

Financial Statement Presentation—The accompanying combined financial statements of Tribune Publishing have been prepared in accordance with the FASB ASC Topic 852, “Reorganizations” and on a going-concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business.

ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Petitions distinguish transactions and events that are directly associated with the reorganization from the operations of the business. Accordingly, revenues, expenses (including professional fees), realized gains and losses, and provisions for losses directly associated with the reorganization and restructuring of the business are reported in reorganization items, net in Tribune Publishing’s combined statements of comprehensive income for each of the three fiscal years in the period ended Dec. 30, 2012. Tribune Publishing’s combined balance sheets at Dec. 30, 2012 and Dec. 25, 2011 distinguish prepetition liabilities subject to compromise from liabilities that are not subject to compromise. Liabilities subject to compromise are reported at the amounts expected to be allowed as claims by the Bankruptcy Court, even if the claims may be settled for lesser amounts.

As a result of the filing of the Chapter 11 Petitions, the realization of Tribune Publishing’s assets and satisfaction of liabilities, without substantial adjustments and/or changes in ownership, were subject to uncertainty. Given this uncertainty, there was substantial doubt about Tribune Publishing’s ability to continue as a going concern. While operating as debtors-in-possession under the protection of Chapter 11 and subject to approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business, the Tribune Publishing Debtors could sell or otherwise dispose of assets and liquidate or settle liabilities at amounts other than those reflected in the accompanying combined financial statements.

The accompanying combined financial statements as of and for all periods presented have not been adjusted to reflect any changes in the Tribune Publishing Debtors’ capital structure as a consequence of reorganization under Chapter 11 nor have they been adjusted to reflect any changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting in accordance with ASC Topic 852. Such adjustments will be applied to Tribune Publishing’s combined financial statements as of the Effective Date. See Note 3 for a presentation of the impact of the Plan and the adoption of fresh-start reporting on Tribune Publishing’s combined balance sheet as of the Effective Date.

Prepetition Claims and Causes of Action—Under Section 362 of the Bankruptcy Code, the filing of a bankruptcy petition automatically stays most actions against a debtor, including most actions to collect prepetition indebtedness or to exercise control over the property of the debtor’s estate. Absent an order of the Bankruptcy Court, substantially all prepetition liabilities are subject to settlement under a plan of reorganization approved by the Bankruptcy Court. Shortly after commencing their Chapter 11 proceedings, the Debtors began notifying all known current or potential creditors of the Chapter 11 filings.

On March 23, 2009, the Tribune Publishing Debtors filed schedules with the Bankruptcy Court setting forth the assets and liabilities of the Tribune Publishing Debtors as of the Petition Date (as subsequently amended from time to time, the “Schedules of Assets and Liabilities”). These Schedules of Assets and Liabilities contain information identifying the Tribune Publishing Debtors’ executory contracts and unexpired leases, the creditors that may hold claims against the Tribune Publishing Debtors and the nature of such claims. On March 25, 2009,

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

the Bankruptcy Court set June 12, 2009 as the general bar date, which was the final date by which most entities that wished to assert a prepetition claim against the Tribune Publishing Debtors were required to file a proof of claim in writing.

As required by ASC Topic 852, the amount of the liabilities subject to compromise at Dec. 30, 2012 and Dec. 25, 2011 represents Tribune Publishing’s best estimate of known or potential prepetition claims to be resolved in connection with the Tribune Publishing Debtors’ Chapter 11 cases. Such known or potential prepetition claims included certain proofs of claim filed against the Tribune Publishing Debtors and additional claims included in the Tribune Publishing Debtors’ respective Schedules of Assets and Liabilities filed with the Bankruptcy Court. Amounts and payment terms for these claims, if applicable, were established in the Plan. The filed proofs of claim asserted liabilities in excess of the amounts reflected in liabilities subject to compromise in Tribune Publishing’s combined balance sheets plus certain additional unliquidated and/or contingent amounts. During the Tribune Publishing Debtors’ Chapter 11 proceedings, the Tribune Publishing Debtors investigated the differences between the claim amounts recorded by the Tribune Publishing Debtors and claims filed by creditors. As of the Effective Date, a majority of the proofs of claim filed against the Tribune Publishing Debtors had been (i) settled or otherwise satisfied pursuant to the terms of the Plan or (ii) withdrawn, expunged or satisfied as a result of the Tribune Publishing Debtors’ evaluation of the filed proofs of claim and their efforts to reduce and/or eliminate invalid, duplicative and/or over-stated claims. As of the date of this filing, substantially all claims had been settled or otherwise satisfied pursuant to the terms of the Plan.

Pursuant to the terms of the Plan and subject to certain specified exceptions, on the Effective Date, all executory contracts or unexpired leases of the Tribune Publishing Debtors were deemed assumed in accordance with, and subject to, the provisions and requirements of Section 365 and 1123 of the Bankruptcy Code. However, certain executory contracts and leases were previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code.

Liabilities Subject to Compromise—Liabilities subject to compromise are shown separately in Tribune Publishing’s combined balance sheets at Dec. 30, 2012 and Dec. 25, 2011, and were incurred prior to the filing of the Chapter 11 Petitions. These amounts represent Tribune Publishing’s best estimate of known or potential prepetition claims to be resolved in connection with the Debtors’ Chapter 11 cases.

Tribune Publishing Debtors’ liabilities subject to compromise at Dec. 30, 2012 and Dec. 25, 2011 consisted of the following (in thousands):

	Dec. 30, 2012	Dec. 25, 2011
Accounts payable	$32,030	$23,488
Deferred compensation and benefits	7,400	5,661
Promissory demand notes due to Tribune Affiliate (including accrued interest of $22,860 in both 2012 and 2011)	2,822,860	2,822,860
Other liabilities(1)	3,600	12,849

Tribune Publishing Debtors’ liabilities subject to compromise	$2,865,890	$2,864,858

(1)	Other liabilities primarily include amounts for non-income taxes and other accrued expenses.

Prior to the Petition Date, Tribune Finance LLC (“Tribune Finance”), a subsidiary of Tribune, issued promissory demand notes aggregating $2.8 billion to certain Tribune Publishing Debtors. As of Dec. 30, 2012 and Dec. 25, 2011, these prepetition notes were in default due to the Chapter 11 filings. Prior to the Effective Date, any efforts to enforce these Debtors’ payment obligations pursuant to the promissory demand notes were

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

stayed as a result of the filing of the Chapter 11 Petitions. As a result, these promissory demand notes are included in liabilities subject to compromise in Tribune Publishing’s combined balance sheets. See Note 6 for additional disclosures related to the Tribune Publishing Debtors’ obligations to Tribune Finance as of Dec. 30, 2012 and Dec. 25, 2011. In accordance with ASC Topic 852, following the Petition Date, Tribune Publishing ceased accruing interest expense on the promissory demand notes classified as liabilities subject to compromise. For the fiscal years ended Dec. 30, 2012, Dec. 25, 2011 and Dec. 26, 2010, contractual interest expense applicable to the promissory demand notes was approximately $92.0 million, $90.3 million and $91.3 million, respectively, while reported interest expense was less than $0.1 million in 2012 and $0 for both 2011 and 2010. Accrued interest on the promissory demand notes was also classified in liabilities subject to compromise and amounted to $22.9 million at Dec. 30, 2012 and Dec. 25, 2011.

On the Effective Date, substantially all of the Debtors’ prepetition liabilities at Dec. 30, 2012 were settled or otherwise satisfied under the Plan. However, certain other claims have been or will be settled or otherwise satisfied subsequent to the Effective Date. Although the allowed amount of certain unresolved claims has not been determined, Tribune Publishing’s liabilities subject to compromise associated with these unresolved claims were discharged upon emergence from Chapter 11 in exchange for the treatment outlined in the Plan. For information regarding the discharge of liabilities subject to compromise, see the “Terms of the Plan” section of Note 3.

Reorganization Items, Net—Reorganization items, net generally includes provisions and adjustments to reflect the carrying value of certain prepetition liabilities at their estimated allowable claim amounts and, pursuant to ASC Topic 852, are reported separately in Tribune Publishing’s combined statements of comprehensive income. Reorganization items, net may also include professional advisory fees and other costs directly associated with the Debtors’ Chapter 11 cases, however, all professional advisory fees that were paid by Tribune and other non-debtor Tribune Affiliates that related to all Debtors have not been allocated to Tribune Publishing as professional advisory fees are Tribune reorganization expenses and do not specifically relate to the operations of Tribune Publishing.

Specifically identifiable reorganization provisions, adjustments and other costs directly related to Tribune Publishing have been included in the combined statements of comprehensive income for 2012, 2011, and 2010 as reorganization items, net, and consisted of the following items (in thousands):

	Fiscal Years
	2012	2011	2010
Reorganization items, net:
Contract rejections and claim settlements	$(978)	$412	$3,461
Other, net	(468)	(2)	—

Total reorganization items, net	$(1,446)	$410	$3,461

In 2009, Tribune Publishing recorded provisions to establish liabilities for estimated claims incurred for certain non-cancelable operating leases rejected in the Tribune Publishing Debtors’ Chapter 11 cases. Contract rejections and claim settlements included in reorganization items, net, in 2010 and 2011 reflect gains associated with the reversal of the provisions made in 2009 to establish liabilities for rejected operating leases as the Tribune Publishing Debtors determined that no valid proofs of claim for those rejected leases had been filed with the Bankruptcy Court. Accordingly, such provisions made in 2009 were reversed in 2010 and 2011 as these determinations were made. In the third quarter of 2012, the Plan was confirmed which, among other things, resulted in the allowance of, or adjustments to, certain claims that were otherwise contingent upon the

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

confirmation of the Plan. As a result, contract rejections and claim settlements in 2012 included losses to adjust certain employee-related claims pursuant to a settlement agreement. These losses were partially offset by net favorable adjustments to adjust other liabilities to the amount of the allowed claim.

Debtor-In-Possession Summary Combined Financial Information—ASC Topic 852 requires that the financial statements of a legal entity that has filed for bankruptcy protection include aggregate financial information for the debtors as a supplemental disclosure. While Tribune Publishing does not itself constitute a legal entity that has filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code, these combined financial statements have been labeled “debtor-in-possession” as these combined financial statements include the Tribune Publishing Debtors that filed Chapter 11 Petitions. Aggregate summary financial information of the Tribune Publishing Debtors is presented below at Dec. 30, 2012 and Dec. 25, 2011 and for each of the three fiscal years in the period ended Dec. 30, 2012 (in thousands). Intercompany balances between Tribune Publishing Debtors and Non-Debtor Subsidiaries are not eliminated:

	Dec. 30, 2012	Dec. 25, 2011
Assets
Cash	$13,719	$7,426
Accounts receivable, net	246,555	278,862
Inventories	12,537	12,751
Prepaid expenses and other	13,872	12,542
Net properties	611,628	674,470
Net other intangible assets	28,711	34,467
Investments	3,986	4,169
Investments in Non-Debtor Subsidiaries	857	857
Intercompany receivables from Non-Debtor Subsidiaries	2,391	1,046
Other	3,787	2,481

Total assets	$938,043	$1,029,071

	Dec. 30, 2012	Dec. 25, 2011
Liabilities
Accounts payable	$33,868	$34,191
Employee compensation and benefits	101,023	105,471
Deferred revenue	64,142	65,718
Other current liabilities	26,329	27,477
Intercompany payables to Non-Debtor Subsidiaries	37,464	43,267
Other non-current liabilities	65,256	78,683
Liabilities Subject to Compromise
Liabilities subject to compromise	2,865,299	2,864,858
Intercompany payables to Non-Debtor Subsidiaries	420,289	420,289

Total liabilities	$3,613,670	$3,639,954

	Fiscal Years
	2012	2011	2010
Operating revenues	$1,850,845	$1,827,075	$1,938,129
Cost of sales	$1,126,346	$1,131,812	$1,145,794
Selling, general and administrative	$583,695	$580,732	$595,003

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

NOTE 3: EMERGENCE FROM CHAPTER 11 (UNAUDITED)

Terms of the Plan—The following is a summary of the material settlements and other agreements entered into, distributions made and transactions consummated by Reorganized Tribune Publishing on or about the Effective Date pursuant to, and in accordance with, the terms of the Plan. The following summary only highlights certain of the substantive provisions of the Plan as it relates to Reorganized Tribune Publishing and is not intended to be a complete description of, or a substitute for a full and complete reading of, the Plan and the agreements and other documents related thereto, including those described below.

—	Cancellation of certain prepetition obligations: On the Effective Date, the Tribune Publishing Debtors’ prepetition debt and certain other obligations were cancelled, terminated and/or extinguished, including (i) cancellation of the $2.8 billion promissory demand notes due to Tribune Finance and (ii) the cancellation of guarantee obligations by certain Tribune Publishing Debtors under certain of Tribune’s prepetition credit facilities (other than for purposes of allowing creditors thereunder to receive distributions under the Plan and allowing the administrative agent for such facilities to exercise certain rights).

—	Assumption of prepetition executory contracts and unexpired leases: On the Effective Date, any prepetition executory contracts or unexpired leases of the Tribune Publishing Debtors that were not previously assumed or rejected or rejected pursuant to the Plan were assumed by the applicable Reorganized Tribune Publishing Debtors or their successors-in-interest.

—	Distributions to Tribune Creditors: On the Effective Date (or as soon as practicable thereafter), (i) holders of allowed senior loan claims against Tribune and allowed senior loan guarantee claims against the subsidiary guarantors received approximately $2.9 billion in cash, approximately 98.2 million shares of Class A and Class B common stock in Reorganized Tribune Company (“New Common Stock”) and warrants to purchase New Common Stock (“New Warrants”) with an aggregate fair value determined pursuant to the Plan of approximately $4.5 billion as of the Effective Date, plus interests in a litigation trust formed pursuant to the Plan (the “Litigation Trust”), (ii) holders of allowed claims against Tribune related to Tribune’s prepetition $1.6 billion twelve-month bridge loan facility and allowed bridge loan facility guarantee claims against the subsidiary guarantors received a pro rata share of $64.5 million in cash (equal to approximately 3.98% of their allowed claim) plus interests in the Litigation Trust, (iii) holders of allowed general unsecured claims against the Tribune Publishing Debtors received cash in an amount equal to 100% of their allowed claim, and (iv) holders of unclassified claims, priority non-tax claims and certain other secured claims received cash in an amount equal to 100% of their allowed claim. All allowed priority tax and non-tax claims and other secured claims not paid on the Effective Date were reinstated and allowed administrative expense claims will be paid in full when due. All distributions to creditors related to the Tribune Publishing Debtors’ prepetition liabilities classified as liabilities subject to compromise were made by Tribune on behalf of the Tribune Publishing Debtors pursuant to Tribune’s centralized cash management system as described in Note 6.

—	Ownership Interests in the Tribune Publishing Debtors and Non-Debtor Subsidiaries: All ownership interests of Tribune in the Tribune Publishing Debtors and Non-Debtor Subsidiaries, after giving effect to the restructuring transactions described earlier, were reinstated on the Effective Date.

—	Other Plan provisions: The Plan and Confirmation Order also contain various discharges, injunctive provisions and releases that became operative on the Effective Date.

TRIBUNE PUBLISHING COMPANY

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Since the Effective Date, Reorganized Tribune Company has substantially consummated the various transactions contemplated under the Plan, including those provisions relating to the Tribune Publishing Debtors. In particular, Reorganized Tribune Company made all distributions of cash, including cash distributions made on behalf of the Tribune Publishing Debtors, New Common Stock and New Warrants that were required to be made under the terms of the Plan to creditors holding allowed claims. The prepetition claims of the Tribune Publishing Debtors’ general unsecured creditors that became or become allowed subsequent to the Effective Date have been or will be paid on the next quarterly distribution date after such allowance.

Fresh-Start Reporting—Reorganized Tribune Company adopted fresh-start reporting on the Effective Date in accordance with ASC Topic 852, as (i) the ESOP, the holder of all of the Tribune’s voting shares immediately before confirmation of the Plan, did not receive any voting shares of Reorganized Tribune Company or any other distributions under the Plan, and (ii) the reorganization value of Tribune’s assets was less than the postpetition liabilities and allowed prepetition claims. As a result, Tribune Publishing also adopted fresh-start reporting on the Effective Date. The accompanying combined financial statements as of and for all periods presented have not been adjusted to reflect any changes in Tribune’s capital structure as a result of the Plan nor have they been adjusted to reflect any changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting. Such adjustments were applied to Tribune Publishing’s combined financial statements as of the Effective Date and were reflected in Tribune Publishing’s combined financial statements during the first quarter of 2013. Accordingly, Tribune Publishing’s financial statements for periods subsequent to the Effective Date will not be comparable to prior periods as such prior periods do not give effect to the Plan or the related application of fresh-start reporting.

ASC Topic 852 requires, among other things, a determination of the reorganization value for Reorganized Tribune Company and allocation of such reorganization value to the fair value of Reorganized Tribune Company’s tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of ASC Topic 805, “Business Combinations,” as of the Effective Date. The reorganization value for Reorganized Tribune Company represents the amount of resources available, or that become available, for the satisfaction of postpetition liabilities and allowed prepetition claims, as negotiated between the Debtors and their creditors. This value is viewed as the fair value of Reorganized Tribune Company before considering liabilities and is intended to approximate the amount a willing buyer would pay for the assets of Reorganized Tribune Company immediately after emergence from bankruptcy. In connection with the Debtors’ Chapter 11 cases, the Debtors’ financial advisor undertook a valuation analysis to determine the value available for distribution to holders of allowed prepetition claims. Based on current and anticipated economic conditions as of the Effective Date and the direct impact of these conditions on Reorganized Tribune Company’s business, this analysis estimated a range of distributable value from the Debtors’ estates from $6.917 billion to $7.826 billion with an approximate mid-point of $7.372 billion. The confirmed Plan contemplates a distributable value for Reorganized Tribune Company of $7.372 billion. The distributable value implies an equity value for Reorganized Tribune Company of $4.536 billion after reducing the distributable value for cash distributed (or to be distributed) pursuant to the Plan and $1.1 billion of new debt undertaken by Reorganized Tribune Company.

In accordance with the provisions of ASC Topic 805, the reorganization value of Reorganized Tribune Company was allocated, in part, to the fair value of Reorganized Tribune Publishing’s tangible assets, finite-lived intangible assets, and indefinite-lived intangible assets as of the Effective Date.

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Fresh-Start Combined Balance Sheet—The table below summarizes the Predecessor’s Dec. 30, 2012 combined balance sheet, the reorganization and fresh-start reporting adjustments that were made to that balance sheet as of Dec. 31, 2012, and the resulting Successor’s unaudited combined balance sheet as of Dec. 31, 2012.

Combined Balance Sheets at Dec. 30, 2012 and Dec. 31, 2012

(In thousands)

(Unaudited)

	Predecessor					Successor
	At Dec. 30, 2012	Reorganization Adjustments		Fresh-Start Adjustments		Reorganized At Dec. 31, 2012
Assets

Current Assets
Cash	$13,768	$—		$—		$13,768
Accounts receivable, net	256,985	—		—		256,985
Inventories	12,537	—		5,810	(2)	18,347
Deferred income taxes	1,147	42,228	(1)(3)	(2,272	)(2)	41,103
Prepaid expenses and other	14,733	—		(18	)(2)	14,715

Total current assets	299,170	42,228		3,520		344,918

Properties
Property, plant and equipment	1,938,208	—		(1,527,106	)(2)	411,102
Accumulated depreciation	(1,322,830)	—		1,322,830	(2)	—

Net properties	615,378	—		(204,276)		411,102

Other Assets
Goodwill	—	—		15,331	(2)	15,331
Other intangible assets, net	28,911	—		37,976	(2)	66,887
Investments	3,986	—		—		3,986
Deferred income taxes	—	—		54,188	(2)	54,188
Other	3,787	—		(2,402	)(2)	1,385

Total other assets	36,684	—		105,093		141,777

Total assets	$951,232	$42,228		$(95,663)		$897,797

Liabilities and Shareholder’s Equity (Deficit)

Current Liabilities
Accounts payable	$37,710	$2,528	(1)(4)	—		$40,238
Employee compensation and benefits	103,077	322	(1)(4)	—		103,399
Deferred revenue	66,835	—		(171	)(2)	66,664
Other current liabilities	26,359	(879	)(1)(4)	—		25,480

Total current liabilities	233,981	1,971		(171)		235,781

Other Non-Current Liabilities	66,300	11,679	(1)(3)(4)	(16,192	)(2)	61,787
Liabilities Subject to Compromise	2,865,890	(2,865,890	)(1)(4)	—		—
Equity (Deficit)	(2,214,939)	2,894,468	(1)	(79,300	)(2)	600,229

Total liabilities and equity (deficit)	$951,232	$42,228		$(95,663)		$897,797

(1)

Reflects adjustments arising from implementation of the Plan, including the gain on the settlement of prepetition liabilities, distributions of cash by Tribune on behalf of Reorganized Tribune Publishing and the elimination of Tribune Publishing’s equity (deficit). These adjustments also include the establishment of Reorganized Tribune Publishing’s

TRIBUNE PUBLISHING COMPANY

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

equity based on the reorganization value of Reorganized Tribune Company allocated to the fair value of Reorganized Tribune Publishing’s tangible assets, finite-lived intangible assets and indefinite-lived intangible assets as of the Effective Date.
(2)	Represents the valuation adjustments for fresh-start reporting primarily related to recording intangible assets and properties and related adjustments to deferred income taxes in accordance with ASC Topic 805.
(3)	Reflects the conversion of Reorganized Tribune Publishing Company, including its qualified subchapter S subsidiaries, from a subchapter S corporation to a C corporation under the IRC.
(4)	Reflects the reclassification of certain liabilities from liabilities subject to compromise upon the assumption of certain executory contracts and unexpired leases.

NOTE 4: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of these combined financial statements in conformity with U.S. GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and certain financial statement disclosures. Some of the significant estimates in these combined financial statements include allowances for doubtful accounts receivable, net realizable value of inventories, corporate allocations, useful lives of property and identifiable intangible assets, the evaluation of recoverability of property and identifiable intangible assets, income tax and valuation reserves. Actual results could differ from these estimates.

Revenue Recognition—Tribune Publishing’s primary sources of revenue are from the sales of advertising space in published issues of its newspapers and other publications and on websites owned by, or affiliated with Tribune Publishing; distribution of preprinted advertising inserts in its publications; sales of newspapers and other publications to distributors and individual subscribers; and the provision of commercial printing and delivery services to third parties, primarily other newspaper companies. Newspaper advertising revenue is recorded, net of agency commissions, when advertisements are published in newspapers. Website advertising revenue is recognized ratably over the contract period or as services are delivered, as appropriate. Commercial printing and delivery services revenues, which are included in other revenues, are recognized when the product is delivered to the customer or as services are provided, as appropriate. Proceeds from publication subscriptions are deferred and are included in revenue on a pro rata basis over the term of the subscriptions. Tribune Publishing records rebates when earned as a reduction of advertising revenue.

Cash—Cash is stated at cost, which approximates market value. Tribune utilizes a centralized approach to cash management and the financing of its operations. Cash in the combined balance sheets represents either cash not yet advanced to Tribune or cash held locally by Tribune Publishing. See Note 6 for further discussion.

Accounts Receivable and Allowance for Doubtful Accounts—Tribune Publishing’s accounts receivable are primarily due from advertisers and circulation-related accounts. Credit is extended based on an evaluation of each customer’s financial condition, and generally collateral is not required. Tribune Publishing maintains an allowance for uncollectible accounts, rebates and volume discounts. The allowance for uncollectible accounts is determined based on historical write-off experience and any known specific collectability exposures.

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

A summary of the activity with respect to the accounts receivable allowances is as follows (in thousands):

Accounts receivable allowance balance at Dec. 27, 2009	$18,723
2010 additions charged to costs and expenses	19,728
2010 deductions	(22,643)

Accounts receivable allowance balance at Dec. 26, 2010	$15,808
2011 additions charged to costs and expenses	22,663
2011 deductions	(24,952)

Accounts receivable allowance balance at Dec. 25, 2011	$13,519
2012 additions charged to costs and expenses	23,387
2012 deductions	(23,475)

Accounts receivable allowance balance at Dec. 30, 2012	$13,431

Trade Transactions—Tribune Publishing, in the ordinary course of business, enters into trade transactions whereby advertising in a Tribune Publishing publication is exchanged for products or services or advertising, including advertising at an event/venue. Trade transactions are generally reported at the estimated fair value of the product or services received. Revenues are recorded when the advertisement runs in a Tribune Publishing publication and expenses are generally recorded when the products or services are utilized or the advertisement runs.

Inventories—Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (“LIFO”) basis for newsprint and on the first-in, first-out (“FIFO”) basis for all other inventories.

Effective Dec. 31, 2012 and in conjunction with the adoption of fresh-start reporting, Reorganized Tribune Publishing elected to change its costing method to the FIFO method for newsprint inventories.

Properties—Property, plant and equipment are stated at cost. Tribune Publishing capitalizes major property, plant and equipment additions, improvements and replacements, as well as interest incurred during construction of major facilities and equipment. Depreciation is computed using the straight-line method over the following estimated useful lives: 10 to 40 years for buildings, 7 to 20 years for newspaper printing presses and 3 to 10 years for all other equipment. Expenditures for repairs and maintenance of existing assets are charged to expense as incurred. Property, plant and equipment assets that are financed under a capital lease are depreciated over the shorter of the term of the lease or the useful lives of the assets.

Intangible Assets—Tribune Publishing reviews indefinite-lived intangible assets, which include only newspaper mastheads, for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350, “Intangibles–Goodwill and Other.” Under ASC Topic 350, the impairment review of intangible assets not subject to amortization must be based on estimated fair values.

Tribune Publishing’s annual impairment review measurement date is in the fourth quarter of each year. The estimated fair values of intangible assets subject to the annual impairment review, which include only newspaper mastheads, are generally calculated based on projected future discounted cash flow analyses. The development of estimated fair values requires the use of assumptions, including assumptions regarding revenue and market growth as well as specific economic factors in the publishing industry. These assumptions reflect Tribune Publishing’s best estimates, but these items involve inherent uncertainties based on market conditions generally outside of Tribune Publishing’s control.

TRIBUNE PUBLISHING COMPANY

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in non-cash impairment charges in the future under ASC Topic 350.

Impairment Review of Long-Lived Assets—In accordance with ASC Topic 360, “Property, Plant and Equipment,” Tribune Publishing evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset or asset group may be impaired. The carrying value of a long-lived asset or asset group is considered impaired when the projected future undiscounted cash flows to be generated from the asset or asset group over its remaining depreciable life are less than its current carrying value. Tribune Publishing measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset or asset group. The fair value is determined primarily by using the projected future cash flows discounted at a rate commensurate with the risk involved as well as market valuations. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced for an estimate of the cost to dispose or abandon.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate future undiscounted cash flows could result in non-cash impairment charges in the future under ASC Topic 360.

Fair Value Measurements—Tribune Publishing measures and records in its combined financial statements certain assets and liabilities at fair value. ASC Topic 820, “Fair Value Measurement and Disclosures,” establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and Tribune Publishing’s own assumptions (unobservable inputs). This hierarchy consists of the following three levels:

—	Level 1—Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

—	Level 2—Assets and liabilities whose values are based on inputs other than those included in Level 1, including quoted market prices in markets that are not active; quoted prices of assets or liabilities with similar attributes in active markets; or valuation models whose inputs are observable or unobservable but corroborated by market data.

—	Level 3—Assets and liabilities whose values are based on valuation models or pricing techniques that utilize unobservable inputs that are significant to the overall fair value measurement.

The carrying values of cash, trade accounts receivable and trade accounts payable approximate fair value due to their short term to maturity. The carrying amount of Tribune Publishing’s borrowings under certain capital leases at Dec. 30, 2012 and Dec. 25, 2011 approximated fair value based on their short term maturity.

Liabilities subject to compromise at both Dec. 30, 2012 and Dec. 25, 2011 include certain prepetition promissory demand notes due to Tribune Finance which had a carrying value of $2.8 billion. The amounts and payment terms of these promissory demand notes were established in connection with the Plan. Accordingly, the fair value of these related party liabilities cannot be reasonably estimated at Dec. 30, 2012 and Dec. 25, 2011 as they are not arm’s length transactions and therefore, such amounts are not meaningful.

Investments—Investments in unconsolidated affiliates over which we exercise significant influence, but do not control, are accounted for by the equity method. Under this method, we maintain an investment account, which is increased by contributions made and our share of net income of the unconsolidated affiliate, and decreased by our share of net losses of and distributions from the unconsolidated affiliate. See Note 9 for further discussion.

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Tribune Pension Plans and Other Postretirement Benefits—Retirement benefits are provided to eligible employees of Tribune Publishing through defined benefit pension plans sponsored by Tribune. Under Tribune-sponsored defined benefit pension plans, pension benefits are primarily a function of both the years of service and the level of compensation for a specified number of years, depending on the plan. It is Tribune’s policy to fund the minimum for Tribune-sponsored defined benefit pension plans as required by the Employee Retirement Income Security Act (“ERISA”). Contributions made to union-sponsored plans are based upon collective bargaining agreements.

Tribune also provides certain health care and life insurance benefits for retired Tribune Publishing employees through postretirement benefit plans sponsored by Tribune. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Tribune’s policy to fund postretirement benefits as claims are incurred.

Retirement benefits obligations pursuant to the Tribune-sponsored defined benefit pension plans have historically been and will continue to be an obligation of Tribune. Therefore, Tribune Publishing accounts for costs associated with these defined benefit pension plans as a participant in multi-employer plans in accordance with ASC Topic 715, “Compensation—Retirement Benefits.” ASC Topic 715 provides that an employer that participates in a multi-employer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. As no such amounts are due and unpaid by Tribune Publishing, no assets or liabilities relative to the obligations under the defined benefit pension plans have been included in the combined balance sheets.

Tribune recognizes the overfunded or underfunded status of its postretirement benefit plans as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss). The portions of the liabilities for postretirement health care and life insurance benefits, the related net periodic benefit costs and other comprehensive income (loss) have been allocated to Tribune Publishing and presented within these combined financial statements. The amounts included within these combined financial statements were actuarially determined based on amounts allocable to eligible Tribune Publishing employees.

Self-Insurance—Tribune self-insures for certain employee medical and disability income benefits, workers’ compensation costs and automobile and general liability claims. The recorded liabilities for self-insured risks are calculated using actuarial methods and are not discounted. Tribune carries insurance coverage to limit exposure for self-insured workers’ compensation costs. Tribune’s deductibles under these coverages are generally $1 million per occurrence, depending on the applicable policy period. As a portion of the liabilities and expense related to these self-insurance plans relate to Tribune Publishing employees, both the liability and expense applicable to those employees has been presented within these financial statements. The recorded liabilities for self-insured risks at Dec. 30, 2012 and Dec. 25, 2011 totaled $38.9 million and $36.5 million, respectively, and included $0.1 million and $0.8 million classified as liabilities subject to compromise at Dec. 30, 2012 and Dec. 25, 2011, respectively.

Deferred Revenue—Deferred revenue arises in the normal course of business from advance subscription payments for newspapers and other publications, and interactive advertising sales. Deferred revenue is recognized in the period it is earned.

Income Taxes—On March 13, 2008, Tribune filed an election to be treated as a subchapter S corporation under the Internal Revenue Code, with the election effective as of the beginning of Tribune’s 2008 fiscal year. Tribune also elected to treat nearly all of its subsidiaries, including the subsidiaries through which

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Tribune Publishing operates, as qualified subchapter S subsidiaries. Subject to certain limitations (such as built-in-gains tax applicable for ten years to gains accrued prior to the election), Tribune and Tribune Publishing were not subject to federal income tax. Although most states in which Tribune and Tribune Publishing operate recognize S corporation status, some impose tax at a reduced rate. Certain Tribune Publishing non-qualified subchapter S subsidiaries were subject to federal and state income taxes as C Corporations.

For the purposes of these combined financial statements, Tribune Publishing has computed income taxes as if it were filing separate returns. Current income taxes payable are settled with Tribune through the equity (deficit) account. Deferred income tax assets and liabilities are recorded on Tribune Publishing’s balance sheet in prepaid expenses and other current and non-current assets and liabilities.

Provisions for federal and state income taxes are calculated on reported pretax earnings based on current tax laws and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred income tax assets and liabilities. Taxable income reported to the taxing jurisdictions in which Tribune Publishing operates often differs from pretax earnings because some items of income and expense are recognized in different time periods for income tax purposes. Tribune Publishing provides deferred taxes on these temporary differences in accordance with ASC Topic 740, “Accounting for Income Taxes.” Taxable income also may differ from pretax earnings due to statutory provisions under which specific revenues are exempt from taxation and specific expenses are not allowable as deductions. The combined tax provision and related accruals include estimates of the potential taxes and related interest as deemed appropriate. These estimates are reevaluated and adjusted, if appropriate, on a quarterly basis. Although management believes its estimates and judgments are reasonable, the resolution of Tribune Publishing’s tax issues are unpredictable and could result in tax liabilities that are significantly higher or lower than that which has been provided by Tribune Publishing.

ASC Topic 740 addresses the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC Topic 740, a company may recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. ASC Topic 740 requires the tax benefit recognized in the financial statements to be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. See Note 11 for further discussion.

In connection with the Debtors’ emergence from Chapter 11, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC, including the qualified subchapter S subsidiaries included in these combined financial statements. The effect of this conversion will be recorded in connection with Reorganized Tribune Publishing’s implementation of fresh-start reporting as more fully described in Note 3 and Note 11. Accordingly, essentially all of Reorganized Tribune Publishing’s deferred income tax assets and liabilities at the Effective Date were reinstated at a higher effective tax rate.

NOTE 5: CHANGES IN OPERATIONS

Acquisitions—Tribune Publishing made no business acquisitions in 2012. Business acquisitions in 2011 and 2010 were not significant. The results of acquired companies are included in the combined statements of comprehensive income since their respective dates of acquisition.

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Employee Reductions—Tribune Publishing reduced staffing levels in its operations by approximately 800 positions in 2012, 560 positions in 2011 and 360 positions in 2010. A summary of the activity with respect to Tribune Publishing’s severance accrual is as follows (in thousands):

Severance accrual balance at Dec. 27, 2009	$3,032
2010 provision	9,386
2010 payments	(7,774)

Severance accrual balance at Dec. 26, 2010	4,644
2011 provision	14,076
2011 payments	(13,137)

Severance accrual balance at Dec. 25, 2011	5,583
2012 provision	13,558
2012 payments	(15,140)

Severance accrual balance at Dec. 30, 2012	$4,001

Charges for severance and related expenses are included in selling, general and administrative expense in the accompanying combined statements of comprehensive income. Severance expense in the table above, excludes severance costs incurred by Tribune and Tribune Affiliates and allocated to Tribune Publishing. See Note 6 for further discussion of allocated charges from Tribune and Tribune Affiliates.

Consolidation of Los Angeles Times’ Production Operations—In January 2010, the Los Angeles Times announced it would close its Costa Mesa, California printing facility during the first half of 2010 and consolidate production at its facility in Los Angeles, California. Accordingly, Tribune Publishing reduced its estimate of the remaining useful life of the press and other related equipment at the Costa Mesa facility and recorded accelerated depreciation of $8.5 million during the first half of 2010. In addition, Tribune Publishing eliminated approximately 40 non-union positions and incurred severance and related expenses of $1.0 million during the first half of 2010 as a result of closing this facility which are included in selling, general and administrative expenses in Tribune Publishing’s combined statements of comprehensive income. Tribune Publishing also eliminated approximately 40 union personnel to whom no severance was paid pursuant to the applicable union contract.

Shutdown of Daily Press Media Group Printing and Packing Operations—In April 2012, the Daily Press Media Group (“DPMG”) approved a plan to outsource DPMG’s printing and packaging operations located in Newport News, Virginia to Media General Operations, Inc. (d/b/a Richmond Times-Dispatch) (“MG”). Pursuant to the arrangement, MG will provide to DPMG prepress, printing, inserting, newsprint and transportation services for all editions of DPMG’s three newspapers, the Daily Press, The Virginia Gazette, and the Tidewater Review. As of April 27, 2012, the DPMG facility had certain press equipment, prepress equipment and machinery with a net book value of $5.8 million that would no longer be used as a result of the arrangement. Of this amount, inserting equipment with a net book value of $1.5 million was made available to MG for use in connection with contracted print and packaging activities, equipment with a net book value of $1.2 million was transferred to other publishing business units and equipment with a net book value of $3.1 million was sold or scrapped. Accordingly, Tribune Publishing reduced its estimate of the remaining useful life of the equipment to be sold or scrapped and recorded accelerated depreciation of $2.8 million during 2012. Pursuant to the arrangement, DPMG reimbursed MG for the purchase and installation of necessary press modification equipment and systems in the amount of $0.7 million. In addition, Tribune Publishing eliminated approximately 85 employees and incurred severance and related expenses of $0.7 million which are included in selling, general and administrative expenses in Tribune Publishing’s combined statements of comprehensive income.

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

NOTE 6: RELATED PARTY TRANSACTIONS WITH TRIBUNE AND TRIBUNE AFFILIATES

Tribune Publishing participates in a number of corporate-wide programs administered by Tribune and Tribune Affiliates. These include participation in Tribune’s centralized treasury function, insurance programs, employee benefit programs, workers’ compensation programs, and centralized service centers and other corporate functions. The following is a discussion of the relationship with Tribune, the services provided and how transactions with Tribune and Tribune Affiliates have been accounted for in the combined financial statements.

Equity (Deficit)—Equity (Deficit) in the combined balance sheets includes the accumulated balance of transactions between Tribune Publishing and Tribune and Tribune Affiliates, Tribune Publishing’s paid-in-capital, and Tribune’s interest in Tribune Publishing’s cumulative retained earnings are presented within parent company investment and combined with accumulated other comprehensive income to total equity (deficit). The amounts comprising the accumulated balance of transactions between Tribune Publishing and Tribune and Tribune Affiliates includes (i) the cumulative net assets allocated to Tribune Publishing by Tribune and Tribune Affiliates, (ii) the cumulative advances to Tribune representing the cumulative Tribune Publishing funds swept (net of funding provided by Tribune and Tribune Affiliates to Tribune Publishing) as part of the centralized cash management program described further below and (iii) the cumulative charges (net of credits) allocated by Tribune and Tribune Affiliates to Tribune Publishing for certain support services received by Tribune Publishing as described further below.

Centralized Cash Management—Tribune utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management program, Tribune and Tribune Publishing advance funds to each other. Accordingly, none of Tribune’s cash and cash equivalents has been assigned to Tribune Publishing in the combined financial statements. Cash in the combined balance sheets represents either cash not yet advanced to Tribune or cash held locally by Tribune Publishing. These transactions are recorded in equity (deficit) when advanced.

Support Services Provided and Other Amounts with Tribune and Tribune Affiliates—Tribune Publishing received allocated charges from Tribune and Tribune Affiliates for certain corporate support services, which are recorded within selling, general and administrative expense in Tribune Publishing’s combined statements of comprehensive income. Management believes that the bases used for the allocations are reasonable and reflect the portion of such costs attributed to Tribune Publishing’s operations; however, the amounts may not be representative of the costs necessary for Tribune Publishing to operate as a separate stand-alone company. These allocated costs are summarized in the following table (in thousands):

	Fiscal Years
	2012	2011	2010

Corporate management fee	$34,756	$30,571	$32,058
Service center support costs	2,259	14,175	14,893
Technology service center support costs	108,893	94,260	94,668
General insurance	7,471	6,748	6,682
Occupancy	7,315	7,681	8,163
Other support costs	1,686	1,718	968
Cost recoveries	(3,277)	(3,462)	(3,255)

Total	$159,103	$151,691	$154,177

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

The above summary of allocated costs includes depreciation expense allocated by Tribune and Tribune Affiliates for certain assets that supported Tribune Publishing and other Tribune Affiliates. These assets primarily related to capitalized software that is utilized by Tribune Publishing to operate the business and such assets have not been included in Tribune Publishing’s combined balance sheets. Allocated depreciation expense totaled $23.5 million, $22.3 million and $26.4 million for 2012, 2011 and 2010, respectively, and were allocated primarily based on headcount, percent of Tribune Publishing’s revenue as a percentage of total Tribune revenue and utilization of assets by Tribune Publishing.

The corporate management fee related to support Tribune Publishing received from Tribune and Tribune Affiliates for certain corporate activities including: (i) executive management, (ii) corporate development, (iii) corporate relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, and (x) other Tribune corporate and infrastructure costs. For these services, Tribune Publishing was charged a management fee based upon Tribune Publishing’s revenue as a percentage of total Tribune revenue in each fiscal year.

Service center support costs relate to support Tribune Publishing received from Tribune service centers, which centrally manage and process (for all Tribune business units) certain financial transactions (e.g. payroll, accounts payable, etc.) and human resources activities (e.g. administration of employee benefits programs, employee relations, recruitment, etc.). Service center support costs have been allocated based on either the number of payments processed or other volume measures for financial transactions, headcount for payroll costs, or a percent of Tribune Publishing’s revenue as a percentage of total Tribune revenue. Such allocated costs are intended to represent the costs of providing these services to Tribune Publishing.

In 2010, Tribune began a process to expand its finance shared service center, including adding additional services such as collections, circulation, general accounting and controls compliance functions and relocated its finance shared service center operations from Chicago, Illinois to Dallas, Texas. By 2012, nearly all shared service center operations were transitioned to BLM.

Technology service center support costs related to Tribune’s centrally managed information technology function that provides certain technology-related services to Tribune Publishing including: (i) networks, (ii) email, (iii) infrastructure, (iv) support, and (v) other technology services. The cost of these services were determined by allocating a portion of the total information technology costs, and are intended to represent the costs of providing these services to Tribune Publishing. Technology service center costs have been allocated based on headcount, usage or other volume measures for certain network, network security and desktop and web application support services and a percent of Tribune Publishing’s revenue as a percentage of total Tribune revenue for circulation support and depreciation.

General insurance costs relate to Tribune Publishing’s participation in Tribune-sponsored risk management plans for (i) general liability, (ii) auto liability, and (iii) other insurance such as property and media. Such costs were allocated, depending upon insurance type, based on actuarially determined historical loss experience, vehicle count, headcount or proportional insured values for real and personal property replacement costs and business interruption.

Occupancy costs relate to certain facilities owned and/or leased by Tribune and Tribune Affiliates that were utilized by Tribune Publishing employees and principally relate to corporate office space. These costs were charged to Tribune Publishing primarily based on actual square footage utilized. Occupancy costs include facility rent, maintenance, security, and other occupancy related costs incurred to manage the properties.

TRIBUNE PUBLISHING COMPANY

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Other support costs related to charges to Tribune Publishing from Tribune Affiliates for audit and bank fees, shared resources, syndicated content, and other support services. Such costs were allocated based on actual costs incurred and the percentage of Tribune Publishing’s revenue as a percentage of total Tribune revenue.

Cost recoveries reflect costs recovered from Tribune and Tribune Affiliates for functions provided by Tribune Publishing, including shared resources, purchase and syndicated content, printing and direct mail, sales services, research and occupancy costs. Such costs were primarily allocated based on usage or other volume measurements, management estimates of the percentage of time that employees spent on operating activities at Tribune and Tribune Affiliates and square footage.

Severance costs incurred by Tribune at service centers that provide a benefit to Tribune Publishing have been allocated and included within corporate management fee, service center support, technology service center support and occupancy costs, as applicable. Allocated severance costs totaled $0.4 million, $1.6 million and $2.0 million in 2012, 2011 and 2010, respectively, and were primarily allocated based on a percent of Tribune Publishing’s revenue as a percentage of total Tribune revenue or Tribune Publishing’s total allocated expense as a percentage of total Tribune allocable costs.

As noted above, Tribune’s service centers process substantially all of Tribune Publishing’s disbursements on its behalf. These disbursements are settled through equity (deficit).

Promissory Demand Notes Due to Tribune Affiliate—In connection with the Leveraged ESOP Transactions, Tribune entered into an $8.028 billion senior secured credit agreement, as amended on June 4, 2007 (collectively, the “Credit Agreement”). Pursuant to the terms of the Credit Agreement, Tribune Finance issued promissory demand notes aggregating $2.8 billion to certain Tribune Publishing Debtors. Interest on these promissory demand notes was payable at a per annum rate equal to the rate of interest applicable to the funds contributed to Tribune Finance by Tribune pursuant to the Credit Agreement.

As a result of the Tribune Publishing Debtors’ Chapter 11 filings, these promissory demand notes were in default. Prior to the Effective Date, any efforts to enforce the Tribune Publishing Debtors’ payment obligations pursuant to the promissory demand notes were stayed as a result of the filing of the Chapter 11 Petitions. As a result, these promissory demand notes are included in liabilities subject to compromise in Tribune Publishing’s combined balance sheets. In accordance with ASC Topic 852, following the Petition Date, Tribune Publishing ceased accruing interest expense on the promissory demand notes classified as a liability subject to compromise. Accrued interest on the promissory demand notes was also classified as liabilities subject to compromise and amounted to $22.9 million at both Dec. 30, 2012 and Dec. 25, 2011. These promissory demand notes, and the related accrued interest, were subsequently forgiven by Tribune Finance on the Effective Date in accordance with and pursuant to the terms of the Plan.

Medical and Workers’ Compensation Benefit Plans—Tribune Publishing participates in Tribune-sponsored employee benefit plans, including medical and workers’ compensation. Allocations of benefit plan costs varied by plan type and were based on actuarial valuations of cost and/or liability, premium amounts and payroll. Total benefit plan costs allocated to Tribune Publishing amounted to $52.2 million, $60.3 million and $58.3 million in 2012, 2011 and 2010, respectively, and are recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of comprehensive income. While management believes the cost allocation methods utilized for the benefit plans were reasonable and reflected the portion of such costs attributed to Tribune Publishing, the amounts may not be representative of the costs necessary for Tribune Publishing to operate as a stand-alone business.

TRIBUNE PUBLISHING COMPANY

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Defined Benefit Plans—Retirement benefits obligations pursuant to the Tribune-sponsored defined benefit pension plans have historically been and will continue to be an obligation of Tribune. Therefore, Tribune Publishing accounts for costs associated with these defined benefit pension plans as a participant in multi-employer plans in accordance with ASC Topic 715. Annual costs related to Tribune-sponsored pension plans, which totaled $66.8 million, $36.5 million, and $9.9 million in fiscal years 2012, 2011 and 2010, respectively, were based upon a specific allocation of actuarially determined service costs plus an allocation of the remaining net periodic pension cost components based upon Tribune Publishing’s proportional share of the pension liability. Tribune-sponsored pension plan expense allocated to Tribune Publishing is recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of comprehensive income. As of December 2012, substantially all of the Tribune-sponsored defined benefit pension plans have been frozen.

The weighted average assumptions used each year in accounting for Tribune’s pension benefits prior to being allocated to Tribune Publishing, are summarized in the below table:

	Pension Plans
	2012	2011
Discount rate for expense	4.10%	5.20%
Increase in future salary levels for expense	3.50%	3.50%
Long-term rate of return on plans’ assets for expense	7.50%	8.00%

While management believes the cost allocation methods utilized for the Tribune-sponsored pension plans were reasonable and reflected the portion of such costs attributed to Tribune Publishing, the amounts may not be representative of the costs necessary for Tribune Publishing to operate as a stand-alone business.

Defined Contribution Plans—Tribune Publishing employees have historically participated in various Tribune qualified 401(k) savings plans, which permit eligible employees to make voluntary contributions on a pretax basis. The plans allowed participants to invest their savings in various investments. Amounts charged to expense by Tribune Publishing for employer contributions to Tribune 401(k) savings plans totaled $16.6 million, $16.2 million and $20.9 million in fiscal years 2012, 2011 and 2010, respectively, and are recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of comprehensive income.

Related Party Lease Agreements—As described in Note 1, on Dec. 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to Tribune’s newly established real estate holding companies. As of the date of the transfers, the carrying value of the transferred properties was $294.5 million.

In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back certain of the land and buildings that were transferred on Dec. 21, 2012. Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing involvement with the properties subject to related party leases, which, pursuant to ASC Topic 840, preclude Tribune Publishing from derecognizing those properties from its combined financial statements. As a result, Tribune Publishing will continue to account for and depreciate the carrying value of the transferred properties subject to related party leases which are presented within net properties in its combined balance sheet. Rent payments under the related party leases will be deemed to be dividends to Tribune and Tribune Affiliates and recorded as reductions to Tribune Publishing equity (deficit) in its combined balance sheet.

TRIBUNE PUBLISHING COMPANY

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Tribune Publishing’s minimum lease payments under the related party lease arrangements are as follows (in thousands):

2013	$18,849
2014	26,148
2015	26,858
2016	27,599
2017	28,350
Thereafter	113,545

Total	$241,349

The remainder of the transferred properties, which had a carrying value of $28.5 million as of the date of the transfers, are no longer utilized in the operations of Tribune Publishing; therefore, Tribune Publishing did not enter into related party leases for those properties. Tribune Publishing entered into management agreements with the real estate holding companies pursuant to which it will manage those properties for an initial term of one year, cancelable by the real estate holding companies with a 30-day notice.

In addition, in 2013, Tribune Publishing entered into various related party lease agreements with a Tribune real estate holding company to lease the portions of the shared corporate office space that Tribune Publishing continues to occupy for an initial 5-year term. In accordance with ASC Topic 840, Tribune Publishing has accounted for these related party leases as operating leases.

Tribune Publishing’s minimum lease payments under the related party operating lease arrangements are as follows (in thousands):

2013	$6,542
2014	8,130
2015	8,283
2016	8,436
2017	8,589
Thereafter	4,333

Total	$44,313

On Nov. 15, 2013, Tribune Publishing transferred two additional properties to the Tribune real estate holding companies and subsequently leased back the properties from Tribune. The carrying value of the properties transferred on Nov. 15, 2013 totaled $18.0 million.

Effective Dec. 1, 2013, Tribune Publishing modified certain provisions of the related party leases with the Tribune real estate holding companies. As a result of these modifications, Tribune Publishing determined that it no longer has forms of continuing involvement with the transferred properties that originally precluded Tribune Publishing from derecognizing those properties from its combined financial statements as of the date of the transfers in accordance with ASC Topic 840. Accordingly, in December 2013, Tribune Publishing will derecognize such properties from its combined financial statements by recording a $337.6 million reduction to net properties and a corresponding reduction to the parent company investment component of equity (deficit) in its combined balance sheet. The modifications to the related party leases, taken as whole, were not material to the leases.

TRIBUNE PUBLISHING COMPANY

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

NOTE 7: INVENTORIES

Inventories consisted of the following (in thousands):

	Dec. 30, 2012	Dec. 25, 2011
Newsprint	$12,465	$12,498
Supplies and other	72	253

Total inventories	$12,537	$12,751

Newsprint inventories valued under the LIFO method were less than current cost by approximately $5.5 million at Dec. 30, 2012 and $6.9 million at Dec. 25, 2011. Effective Dec. 31, 2012, and in conjunction with the adoption of fresh-start reporting, Tribune Publishing has elected to change its costing method to the FIFO method for newsprint inventories.

NOTE 8: INTANGIBLE ASSETS

Intangible assets at Dec. 30, 2012 and Dec. 25, 2011 consisted of the following (in thousands):

	Dec. 30, 2012			Dec. 25, 2011
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Intangible assets subject to amortization
Subscribers (useful life of 15 years)	$97,576	$(76,719)	$20,857	$97,576	$(72,012)	$25,564
Other (1) (useful life of 1 to 30 years)	11,609	(9,555)	2,054	11,901	(8,998)	2,903

Total	$109,185	$(86,274)	$22,911	$109,477	$(81,010)	$28,467

Intangible assets not subject to amortization
Newspaper masthead			6,000			6,000

Total intangible assets			$28,911			$34,467

(1)	Other intangible assets primarily include non-compete agreements, customer relationships and customer lists.

The changes in the carrying amounts of intangible assets during the years ended Dec. 30, 2012 and Dec. 25, 2011 were as follows (in thousands):

Intangible assets subject to amortization
Balance as of Dec. 26, 2010	$31,600
Amortization expense	(5,729)
Acquisitions	1,581
Other additions	1,015

Balance as of Dec. 25, 2011	$28,467
Amortization expense	(6,382)
Other additions	826

Balance as of Dec. 30, 2012	$22,911

TRIBUNE PUBLISHING COMPANY

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Amortization expense relating to amortizable intangible assets is expected to be approximately $5.4 million in 2013, $5.3 million in 2014, $4.9 million in 2015, $3.5 million in 2016 and $2.5 million in 2017, excluding the effects of any acquisitions or dispositions subsequent to Dec. 30, 2012 and the impact of the adoption of fresh-start reporting as of the effective date.

NOTE 9: INVESTMENTS

Investments consisted of equity method investments totaling $4.0 million at Dec. 30, 2012 and $4.2 million at Dec. 25, 2011. The balance is largely comprised of the investments made in the following private companies:

Company	% Owned
CIPS Marketing Group, Inc.	50%
Homefinder.com, LLC	33%
Locality Labs, LLC	35%
McClatchy/Tribune Information Services	50%

In 2012, 2011, and 2010, Tribune Publishing recorded losses of $2.3 million, $0.9 million and $1.4 million, respectively, relating to its equity method investments. Tribune Publishing made an aggregate $8.9 million investment in and received a distribution of $0.6 million from its equity method investments during the year ended Dec. 30, 2012.

In 2012, Tribune Publishing recorded a non-cash pretax charge of $6.1 million related to the write-down of one of its equity method investments. This write-down resulted from a decline in the fair value of the investment that Tribune Publishing determined to be other than temporary. The estimated fair value of this investment was based primarily on consideration of the fair value of the investee’s individual assets and liabilities at Dec. 30, 2012. The valuation inputs for this investment are not highly observable as the investment is not actively traded on an open market. Therefore, this investment is classified as a Level 3 asset in the fair value hierarchy established under ASC Topic 820 at Dec. 30, 2012.

Tribune Publishing provides support services to MCT and manages its daily cash receipts and disbursements. As a result, Tribune Publishing had an outstanding payable to MCT of $2.0 million and $3.0 million for cash receipts in excess of the support services provided to MCT as of Dec. 30, 2012 and Dec. 25, 2011, respectively. This payable is included in other obligations in Tribune Publishing’s combined balance sheets at Dec. 30, 2012 and Dec. 25, 2011.

NOTE 10: COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases—Tribune Publishing leases certain equipment and office and production space under various prepetition and postpetition operating leases. Net lease expense for Tribune Publishing’s operations was $19.3 million in 2012, $21.0 million in 2011 and $20.8 million in 2010. Net lease expense excludes lease costs incurred by Tribune and Tribune Affiliates and allocated to Tribune Publishing. See Note 6 for further discussion of allocated charges from Tribune and Tribune Affiliates. As discussed in Note 2, the Debtors were permitted to assume, assume and assign, or reject unexpired prepetition leases pursuant to the Bankruptcy Code. The rejection of an unexpired prepetition lease is generally treated as a prepetition breach of the lease in question and, subject to certain exceptions, relieved the Debtors of performing future obligations under such lease, but entitled the lessor to a prepetition general unsecured claim for damages caused by such deemed breach. Counterparties to

TRIBUNE PUBLISHING COMPANY

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

such rejected prepetition leases were permitted to file claims against the estate(s) of the applicable Debtor(s) for such damages. Tribune Publishing’s future minimum lease payments under non-cancelable operating leases, exclusive of rejected prepetition unexpired leases and the leases entered into with Tribune Affiliates as separately disclosed in Note 6, at Dec. 30, 2012 were as follows (in thousands):

2013	$19,898
2014	15,948
2015	10,229
2016	7,477
2017	3,551
Thereafter	6,910

Total	$64,013

Pursuant to the terms of the Plan and subject to certain specified exceptions, on the Effective Date, all unexpired prepetition leases of the Debtors were deemed assumed in accordance with, and subject to, the provisions and requirements of Section 365 and 1123 of the Bankruptcy Code. However, certain unexpired prepetition leases were rejected pursuant to Section 365 of the Bankruptcy Code.

Other Commitments—At Dec. 30, 2012, Tribune Publishing had commitments related to the purchase of news and market data services totaling $7.5 million. Pursuant to the terms of the Plan and subject to certain specified exceptions, on the Effective Date, all unexpired prepetition executory contracts of the Debtors were deemed assumed in accordance with, and subject to, the provisions and requirements of Section 365 and 1123 of the Bankruptcy Code.

Tribune Publishing is a party to various arrangements with third party suppliers to purchase newsprint. Under these arrangements, Tribune Publishing agreed to purchase 70,000 metric tons of newsprint in 2013, subject to certain limitations, based on market prices at the time of purchase.

Other Contingencies—The legal entities comprising Tribune Publishing’s operations are defendants from time to time in actions for matters arising out of their business operations. In addition, the legal entities comprising Tribune Publishing’s operations are involved from time to time as parties in various regulatory, environmental and other proceedings with governmental authorities and administrative agencies.

Tribune Publishing does not believe that any matters or proceedings presently pending will have a material adverse effect, individually or in the aggregate, on its combined financial position, results of operations or liquidity.

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

NOTE 11: INCOME TAXES

The following is a reconciliation of income taxes computed at the U.S. federal statutory rate to income tax expense reported in the combined statements of comprehensive income (in thousands):

	Fiscal Years
	2012	2011	2010
Income before income taxes	$31,689	$44,153	$103,979

Federal income taxes at 0%	$—	$—	$—
State and local income taxes, net of federal tax effect	292	566	1,032
Federal income taxes related to non-qualified subchapter S subsidiaries	2,772	2,118	1,631
Valuation allowance	35	24	29
Other, net	195	(169)	—

Income tax expense	$3,294	$2,539	$2,692

Effective tax rate	10.4%	5.8%	2.6%

On March 13, 2008, Tribune filed an election to be treated as a subchapter S corporation under the IRC, with the election effective as of the beginning of Tribune’s 2008 fiscal year. Tribune also elected to treat nearly all of its subsidiaries, including nearly all of the subsidiaries through which Tribune Publishing operates, as qualified subchapter S subsidiaries. Subject to certain limitations (such as built-in-gains tax applicable for ten years to gains accrued prior to the election), Tribune and Tribune Publishing were not subject to federal income tax. Although most states in which Tribune and Tribune Publishing operate recognize S corporation status, some impose tax at a reduced rate. Certain Tribune Publishing non-qualified subchapter S subsidiaries were subject to federal and state income taxes as C Corporations.

Tribune Publishing’s operations are included in Tribune’s federal and state S Corporation income tax returns with the exception of certain non-qualified subchapter S subsidiaries. For the purposes of these combined financial statements, Tribune Publishing has computed income taxes as if it were filing separate returns. Current income taxes payable are settled with Tribune through the equity (deficit) account. Deferred income tax assets and liabilities are recorded on Tribune Publishing’s balance sheet in prepaid expenses and other current assets and non-current assets and liabilities.

Components of income tax expense were as follows (in thousands):

	Fiscal Years
	2012	2011	2010
Current:
U.S. federal	$2,772	$2,152	$1,514
State and local	353	663	1,263

Sub-total	3,125	2,815	2,777

Deferred:
U.S. federal	92	(12)	143
State and local	77	(264)	(228)

Sub-total	169	(276)	(85)

Total	$3,294	$2,539	$2,692

TRIBUNE PUBLISHING COMPANY

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Significant components of Tribune Publishing’s net deferred tax assets and liabilities were as follows (in thousands):

	Dec. 30, 2012	Dec. 25, 2011
Net properties	$(966)	$(601)

Total deferred tax liabilities	(966)	(601)

Postretirement and postemployment benefits other than pensions	471	595
Net intangibles	250	505
Other accrued liabilities	763	711
Other future deductible items	560	537
Federal and state operating loss carryforwards of non-qualified subchapter S subsidiaries	—	800
Valuation allowance on federal and state operating loss carryforwards	—	(800)

Total deferred tax assets	2,044	2,348

Net deferred tax assets	$1,078	$1,747

The net current deferred income tax assets and the net non-current income deferred tax assets (liabilities) are recorded in the combined balance sheets as follows (in thousands):

	Dec. 30, 2012	Dec. 25, 2011
Prepaid expenses and other	$1,147	$1,115
Other assets	—	632
Non-current liabilities	(69)	—

Net deferred tax assets	$1,078	$1,747

Operating Loss Carryforwards—At Dec. 25, 2011, Tribune Publishing had approximately $2 million of operating loss carryforwards relating to C corporation entities. These carryforwards will expire between 2028 and 2031. The deferred income tax assets related to these carryforwards totaled less than $1 million at Dec. 25, 2011. Tribune Publishing believes it is more likely than not that the deferred income tax assets related to these net operating losses will not be realized. Therefore, in accordance with ASC Topic 740, Tribune Publishing established a valuation allowance equal to the amount of the deferred income tax assets at Dec. 25, 2011. In 2012, Tribune Publishing liquidated all of its C corporations that maintained net operating losses. Any remaining net operating loss carryforwards and the associated valuation allowances were written off with no net impact to income tax expense in 2012.

Accounting for Uncertain Tax Positions—Tribune Publishing accounts for uncertain tax positions in accordance with ASC Topic 740, which addresses the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC Topic 740, a company may recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. ASC Topic 740 requires the tax benefit recognized in the financial statements to be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. Tribune Publishing has no uncertain tax positions at Dec. 30, 2012 and Dec. 25, 2011.

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Emergence From Chapter 11—As described in Note 3, prior to the Effective Date, Tribune and its subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These transactions had no impact on reported income tax expense for 2012. On the Effective Date and in accordance with and subject to the terms of the Plan, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC and therefore will be subject to federal income tax in future periods. This conversion also affected Tribune subsidiaries that were treated as qualified subchapter S subsidiaries, including certain legal entities included in the accompanying combined financial statements of Tribune Publishing. The effect of this conversion was recorded in connection with Reorganized Tribune Publishing’s adoption of fresh-start reporting as more fully described in Note 3. Reorganized Tribune Publishing will be subject to income taxes at a higher effective tax rate in future periods. Accordingly, essentially all of Tribune Publishing’s deferred income tax assets and liabilities were reinstated at a higher effective tax rate as of the effective date.

NOTE 12: PENSION AND OTHER POSTRETIREMENT BENEFITS

Multiemployer Pension Plans—Tribune Publishing contributes to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer withdraws from or otherwise ceases to contribute to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. Alternatively, if Tribune Publishing chooses to stop participating in one of its multiemployer plans, it may incur a withdrawal liability based on the unfunded status of the plan.

Tribune Publishing’s participation in these multiemployer pension plans at Dec. 30, 2012 and Dec. 25, 2011, is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (“PPA”) Zone Status available in 2012 and 2011 is for the plan’s year-end at Dec. 31, 2011 and Dec. 31, 2010, respectively. The PPA Zone Status is based on information that Tribune Publishing received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are less than 80 percent but greater than 65 percent funded, and plans in the green zone are at least 80 percent funded (as determined in accordance with the PPA).

TRIBUNE PUBLISHING COMPANY

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”) is either pending or has been implemented.

Pension Fund	EIN/Pension Plan Number	PPA Zone Status		FIP/RP Status Pending/ Implemented	Tribune Publishing Contributions (in thousands)			Surcharge Imposed		Expiration Date of Collective Bargaining

		2012	2011		2012	2011	2010			Agreement
GCIU—Employer Retirement Benefit Plan	91-6024903	Red	Red	Implemented	$944	$892	$757	Yes	(1)	May 31, 2012 to April 30, 2014(1)
Chicago Newspaper Publishers Drivers’ Union Pension Plan	36-6019539	Red	Red	Implemented	2,353	1,990	1,643	No		Dec. 31, 2014
Truck Drivers and Helpers Local No. 355 Pension Plan	52-6043608	Yellow	Yellow	Implemented	126	107	116	No		Dec. 31, 2013
Other Plans	—		—	—	216	219	177	—		—

					$3,639	$3,208	$2,693

(1)	Tribune Publishing is party to two collective bargaining agreements that require contributions to the GCIU—Employer Retirement Benefit Plan. Surcharges were imposed by only one agreement which expired on Apr. 30, 2012. During 2012, the parties entered into a new collective bargaining agreement, which expires on April 30, 2014. The other collective bargaining agreement expired on May 31, 2012. The parties are operating under the terms of this agreement while the terms of a successor collective bargaining agreement are negotiated.

For the plan years ended Dec. 31, 2011, Dec. 31, 2010 and Dec. 31, 2009, Tribune was listed in the Chicago Newspaper Publishers Drivers’ Union Pension Plan’s (the “Drivers’ Plan”) and GCIU Employer Retirement Benefit Plan Form 5500s as providing more than five percent of the total contributions for each of the plans. Tribune Publishing did not provide more than five percent of the total contributions for any of the other multiemployer pension plans in which it participated in those years.

In 2009, the Drivers’ Plan was certified by its actuary to be in critical status (within the meaning of section 432 of the IRC) as of its plan year beginning Jan. 1, 2009. However, pursuant to the Worker, Retiree, and Employer Recovery Act of 2008, the trustees of the Drivers’ Plan elected to apply the 2008 actuarial certification for the plan year beginning Jan. 1, 2009. As a result, the Drivers’ Plan was not in critical status (or in endangered or seriously endangered status) for its plan year beginning Jan. 1, 2009. On March 31, 2010, the Drivers’ Plan was certified by its actuary to be in critical status for the plan year beginning Jan. 1, 2010. As a result, the trustees of the Drivers’ Plan were required to adopt and implement a rehabilitation plan as of Jan. 1, 2011 designed to enable the Drivers’ Plan to cease being in critical status within the period of time stipulated by the IRC. The terms of the rehabilitation plan adopted by the trustees require Tribune Publishing to make increased contributions beginning on Jan. 1, 2011 through Dec. 31, 2025, and the trustees of the Drivers’ Plan project that it will emerge from critical status on Jan. 1, 2026. Based on the actuarial assumptions utilized as of Jan. 1, 2010 to develop the rehabilitation plan, it is estimated that Tribune Publishing’s remaining share of the funding obligations to the Drivers’ Plan during the rehabilitation plan period is approximately $96 million as of Dec. 30, 2012. The funding obligation is subject to change based on a number of factors, including actual returns on plan assets as compared to assumed returns, changes in the number of plan participants and changes in the rate used for discounting future benefit obligations.

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Postretirement Benefits Other Than Pensions—Tribune provides postretirement health care and life insurance benefits to Tribune Publishing eligible employees under a variety of plans. There is some variation in the provisions of these plans, including different provisions for lifetime maximums, prescription drug coverage and certain other benefits. The Tribune Publishing portion of the funded status and the related service costs and comprehensive income (loss) has been actuarially determined based on Tribune Publishing eligible employees and is reflected in these combined financial statements.

Obligations and Funded Status—As discussed in Note 4, Tribune Publishing recognizes its portion of the overfunded or underfunded status of the other postretirement plans as an asset or liability in its combined balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss).

Summarized information for Tribune Publishing’s other postretirement plans is provided below (in thousands):

	Other Postretirement Plans
	Dec. 30, 2012	Dec. 25, 2011
Change in benefit obligations:
Projected benefit obligations, beginning of year	$63,180	$72,832
Service cost	664	717
Interest cost	1,995	2,657
Impact of Medicare Reform Act	223	59
Actuarial gain	(12,227)	(7,040)
Benefits paid	(3,940)	(6,045)

Projected benefit obligations, end of year	49,895	63,180

Change in plans’ assets:
Employer contributions	3,717	5,986
Benefits paid	(3,717)	(5,986)

Fair value of plans’ assets, end of year	—	—

Under funded status of the plans	$(49,895)	$(63,180)

Amounts recognized in Tribune Publishing’s combined balance sheets consisted of (in thousands):

	Other Postretirement Plans
	Dec. 30, 2012	Dec. 25, 2011
Employee compensation and benefits	$(4,729)	$(5,598)
Postretirement medical, life and other benefits	(45,166)	(57,582)

Net amount recognized	$(49,895)	$(63,180)

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Tribune Publishing’s allocated portion of the components of net periodic benefit cost for the Tribune-sponsored plans were as follows (in thousands):

	Other Postretirement Plans
	2012	2011	2010
Service cost	$664	$717	$1,441
Interest cost	1,995	2,657	4,153
Recognized actuarial gain	(3,985)	(3,599)	(1,146)
Amortization of prior service credits	(1,192)	(1,192)	(1,204)

Net periodic benefit cost (credit)	$(2,518)	$(1,417)	$3,244

Amounts included in the accumulated other comprehensive income (loss) component of equity (deficit) for Tribune Publishing were as follows (in thousands):

	Other Postretirement Plans
	Dec. 30, 2012	Dec. 25, 2011
Unrecognized net actuarial gains, net of taxes	$29,265	$21,096
Unrecognized prior service credits, net of taxes	(2,107)	(924)

Total	$27,158	$20,172

In accordance with ASC Topic 715, unrecognized net actuarial gains and losses associated with the postretirement benefit plans were recognized in net periodic pension expense over approximately eight years, which represented the estimated average remaining service period of active employees expected to receive benefits, with corresponding adjustments made to accumulated other comprehensive income (loss). As a result of the adoption of fresh-start reporting, unamortized amounts previously charged to accumulated other comprehensive income (loss) on Tribune’s consolidated balance sheet were eliminated on the Effective Date. See Note 3 for a presentation of the impact of the Plan and the adoption of fresh-start reporting on Tribune Publishing’s combined balance sheet as of the Effective Date.

Assumptions—The Tribune weighted average assumptions used each year in accounting for other postretirement benefits that were utilized for these financial statements were as follows:

	Other Postretirement Plans
	2012	2011
Discount rate for expense	3.65%	4.55%
Discount rate for obligations	3.15%	3.65%

For purposes of measuring postretirement health care costs for 2012, Tribune assumed a 7.5% annual rate of increase in the per capita cost of covered health care benefits. The rate was assumed to decrease gradually to 5% for 2017 and remain at that level thereafter. For purposes of measuring postretirement health care obligations at Dec. 30, 2012, Tribune assumed a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed. The rate was assumed to decrease gradually to 5% for 2019 and remain at that level thereafter.

TRIBUNE PUBLISHING COMPANY

(DEBTOR-IN-POSSESSION)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. As of Dec. 30, 2012, a 1% change in assumed health care cost trend rates would have the following effects on Tribune Publishing’s portion of postretirement benefits service and interest cost and projected benefit obligation (in thousands):

	1% Increase	1% Decrease
Service cost and interest cost	$132	$(117)
Projected benefit obligation	$2,491	$(2,232)

Expected Future Benefit Payments—Benefit payments expected to be paid to Tribune Publishing eligible employees under the Reorganized Tribune’s other postretirement benefit plans are summarized below (in thousands). The benefit payments reflect expected future service, as appropriate.

Other Postretirement Benefits
2013	$4,729
2014	$4,761
2015	$4,669
2016	$4,492
2017	$4,268
2018-2022	$17,916

TRIBUNE PUBLISHING COMPANY

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

(Unaudited)

	Successor	Predecessor
	Nine Months Ended Sept. 29, 2013	Dec. 31, 2012	Nine Months Ended Sept. 23, 2012
Operating Revenues
Advertising	$756,545	$—	$819,327
Circulation	319,859	—	312,201
Other	234,746	—	237,841

Total operating revenues	1,311,150	—	1,369,369

Operating Expenses
Cost of sales (exclusive of items shown below)	759,451	—	837,832
Selling, general and administrative	426,499	—	476,068
Depreciation	16,567	—	60,743
Amortization	4,998	—	4,852

Total operating expenses	1,207,515	—	1,379,495

Operating Profit (Loss)	103,635	—	(10,126)
Loss on equity investments, net	(864)	—	(1,796)
Interest income (expense), net	7	—	(25)
Reorganization items, net	(39)	2,754,553	(1,650)

Income (Loss) Before Income Taxes	102,739	2,754,553	(13,597)
Income tax expense (benefit)	41,336	(87,773)	1,701

Net Income (Loss)	$61,403	$2,842,326	$(15,298)

Other Comprehensive Income (Loss), Net of Taxes
Unrecognized benefit plan gains and losses:
Change in unrecognized benefit plan gains and losses arising during the period, net of taxes of ($56)	—	—	6,126
Adjustment for previously unrecognized benefit plan gains and losses included in net income, net of taxes of $8	—	—	(886)
Fresh-start reporting adjustment included in net income to eliminate Predecessor’s accumulated other comprehensive income, net of taxes of $6,440	—	(27,158)	—

Other Comprehensive Income (Loss), Net of Taxes	—	(27,158)	5,240

Comprehensive Income (Loss)	$61,403	$2,815,168	$(10,058)

The accompanying notes are an integral part of these unaudited combined financial statements.

TRIBUNE PUBLISHING COMPANY

COMBINED BALANCE SHEETS

(In thousands)

(Unaudited)

	Successor	Predecessor
	Sept. 29, 2013	Dec. 30, 2012
Assets

Current Assets
Cash	$9,557	$13,768
Accounts receivable (net of allowances of $11,514 and $13,431)	198,298	256,985
Inventories	16,270	12,537
Deferred income taxes	33,680	1,147
Prepaid expenses and other	13,434	14,733

Total current assets	271,239	299,170

Properties
Property, plant, and equipment	422,183	1,938,208
Accumulated depreciation	(16,773)	(1,322,830)

Net properties	405,410	615,378

Other Assets
Goodwill	15,331	—
Intangible assets, net	62,214	28,911
Investments	3,122	3,986
Deferred income taxes	44,543	—
Other	2,161	3,787

Total other assets	127,371	36,684

Total assets	$804,020	$951,232

Liabilities and Equity (Deficit)
Current Liabilities
Accounts payable	$38,713	$37,710
Employee compensation and benefits	99,734	103,077
Deferred revenue	74,907	66,835
Other	20,154	26,359

Total current liabilities	233,508	233,981

Non-Current Liabilities
Deferred revenue	7,314	9,386
Postretirement medical, life and other benefits	46,526	47,378
Deferred income taxes	—	69
Other obligations	5,412	9,467

Total non-current liabilities	59,252	66,300

Liabilities Subject to Compromise	—	2,865,890
Total Equity (Deficit)	511,260	(2,214,939)

Total liabilities and equity (deficit)	$804,020	$951,232

The accompanying notes are an integral part of these unaudited combined financial statements.

TRIBUNE PUBLISHING COMPANY

COMBINED STATEMENTS OF EQUITY (DEFICIT)

(In thousands)

(Unaudited)

	Parent Company Investment	Accumulated Other Comprehensive Income	Total Equity (Deficit)
Balance at Dec. 30, 2012 (Predecessor)	$(2,242,097)	$27,158	$(2,214,939)
Comprehensive income:
Net income	2,842,326	—	2,842,326
Other comprehensive income, net of taxes	—	(27,158)	(27,158)

Comprehensive income	—	—	2,815,168

Balance at Dec. 31, 2012 (Successor)	600,229	—	600,229
Transactions with Tribune Company and Tribune Affiliates, net	(134,634)	—	(134,634)
Related party dividends	(15,738)	—	(15,738)
Comprehensive income	61,403	—	61,403

Balance at Sept. 29, 2013 (Successor)	$511,260	$—	$511,260

The accompanying notes are an integral part of these unaudited combined financial statements.

TRIBUNE PUBLISHING COMPANY

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Successor	Predecessor
	Nine Months Ended Sept. 29, 2013	Dec. 31, 2012	Nine Months Ended Sept. 23, 2012
Operating Activities
Net income	$61,403	$2,842,326	$(15,298)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,567	—	60,743
Amortization	4,998	—	4,852
Write-downs of property	(163)	—	—
Loss on equity investments, net	864	—	1,796
Distributions from equity investments	—	—	642
Write-down of investments	(100)	—	—
Non-cash reorganization items, net	(194)	(2,756,494)	1,501
Changes in working capital items, excluding effects from acquisitions:
Accounts receivable, net	59,133	—	66,102
Inventories	2,077	—	(4,395)
Prepaid expenses and other current assets	1,281	—	(2,423)
Accounts payable, employee compensation and benefits, deferred revenue and other current liabilities	(813)	8,381	(9,862)
Non-current deferred revenue	(2,029)	—	(1,334)
Deferred rent	(788)	—	(224)
Deferred income taxes	17,068	(94,213)	287
Postretirement medical, life and other benefits	(852)	—	(2,121)
Other, net	(695)	—	(2,359)

Net cash provided by operating activities	157,757	—	97,907

Investing Activities
Capital expenditures	(11,212)	—	(32,751)
Acquisitions and investments	(271)	—	(10,071)
Proceeds from the sale of real estate	100	—	—

Net cash used for investing activities	(11,383)	—	(42,822)

Financing Activities
Repayments of capital lease obligations	(213)	—	(206)
Related party dividends	(15,738)	—	—
Transactions with Tribune Company and Tribune Affiliates, net	(134,634)	—	(56,326)

Net cash used for financing activities	(150,585)	—	(56,532)

Net Decrease in Cash	(4,211)	—	(1,447)
Cash, beginning of period	13,768	13,768	7,228

Cash, end of period	$9,557	$13,768	$5,781

The accompanying notes are an integral part of these unaudited combined financial statements.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1: DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Business Operations—The accompanying combined financial statements include the accounts of Tribune Publishing Company (“Tribune Publishing”), a business representing the principal publishing operations of Tribune Company (“Tribune”) and certain other entities wholly-owned by Tribune that will be contributed to Tribune Publishing as a part of the separation from Tribune, as defined below. Tribune Publishing’s operations are comprised of the direct and indirect subsidiaries of Tribune Publishing Company, LLC (“TPC”), a wholly-owned subsidiary of Tribune, and certain other assets of Tribune and its non-Tribune Publishing subsidiaries (“Tribune Affiliates”) as further described below. TPC, formerly known as Tribune Publishing Company, was converted into a limited liability company in connection with the restructuring transactions described below. In addition, certain direct and indirect subsidiaries were formed or became owned by TPC as a result of these restructuring transactions.

Tribune Publishing’s operations consist of eight major-market daily newspapers and related businesses, distribution of preprinted insert advertisements, commercial printing and delivery services to other newspapers, distribution of syndicated content, and management of the websites of Tribune’s daily newspapers, along with other branded products that target specific areas of interest. The daily newspapers published by Tribune Publishing are the Los Angeles Times; the Chicago Tribune; the Sun Sentinel; the Orlando Sentinel; The Baltimore Sun; the Hartford Courant; The Morning Call, serving Pennsylvania’s Lehigh Valley; and the Daily Press, serving the Virginia Peninsula. Tribune Publishing’s operations also include a 50% equity interest in CIPS Marketing Group, Inc. (“CIPS”), a 50% equity interest in McClatchy/Tribune Information Services (“MCT”), a 33% equity interest in Homefinder.com, LLC (“Homefinder”) and a 35% equity interest in Locality Labs, LLC (“Locality Labs”), formerly known as Journatic, LLC.

Separation from Tribune Company and Basis of Presentation—On July 10, 2013, Tribune announced its plan to spin-off essentially all of its publishing businesses into an independent company, Tribune Publishing. Tribune expects the transaction to be in the form of a pro rata distribution of substantially all of the common stock of Tribune Publishing to holders of Tribune common stock and warrants and anticipates that the distribution will be tax-free to Tribune’s U.S. shareholders. Tribune will also contribute to Tribune Publishing its interests in Blue Lynx Media, LLC, a wholly-owned subsidiary of Tribune which operates a shared service center for the benefit of Tribune and its subsidiaries, including the subsidiaries of Tribune Publishing, and its equity interests in Homefinder and Locality Labs.

Tribune Publishing’s operations are conducted through the following wholly-owned subsidiaries (including each subsidiary’s respective direct wholly-owned subsidiaries) of TPC: The Morning Call, LLC; Chicago Tribune Company, LLC; The Baltimore Sun Company, LLC; Orlando Sentinel Communications Company, LLC; Los Angeles Times Communications LLC; The Daily Press, LLC; The Hartford Courant Company, LLC; Sun-Sentinel Company, LLC; Tribune Washington Bureau, LLC; Hoy Publications, LLC; Tribune Interactive, LLC; Tribune 365, LLC; TMS News and Features, LLC; and forsalebyowner.com, LLC. Historically, separate financial statements have not been prepared for Tribune Publishing. The accompanying combined financial statements are derived from the historical accounting records of Tribune and present Tribune Publishing’s combined financial position, results of operations and cash flows as of and for the periods presented as if Tribune Publishing was a separate entity and as it was historically managed. Management believes that assumptions and methodologies underlying the allocation of general corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred had Tribune Publishing operated as a separate stand-alone entity, and, accordingly, may not necessarily reflect Tribune Publishing’s combined financial position, results of operations and cash flows had Tribune Publishing operated as a stand-alone entity during the periods presented.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

These combined financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain assets of Tribune and Tribune Affiliates that are not owned by TPC and are otherwise specifically identifiable or attributable to Tribune Publishing and are necessary to present these combined financial results on a stand-alone basis have also been included in these combined financial statements.

Tribune and Tribune Affiliates consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan (as defined and described in Note 2). These restructuring transactions included, among other things, establishing a number of real estate holding companies. On Dec. 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to Tribune’s newly established real estate holding companies.

In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred. Although the properties subject to related party leases were legally transferred to the holding companies, Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing involvement with the properties, which pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 840, “Leases,” preclude Tribune Publishing from derecognizing those properties from its combined financial statements. As a result, Tribune Publishing continues to account for and depreciate the carrying values of the transferred properties subject to related party leases which are presented within net properties in its combined balance sheet. Rent payments under the related party leases will be accounted for as dividends to Tribune and Tribune Affiliates. See Note 4 for further information.

The remainder of the transferred properties are no longer utilized in the operations of Tribune Publishing; therefore, Tribune Publishing did not enter into related party leases for those properties. Tribune Publishing entered into management agreements with the real estate holding companies pursuant to which it will manage those properties for an initial term of one year, cancelable by the real estate holding companies with a 30-day notice.

In connection with the spin-off, Tribune Publishing may enter into various agreements with Tribune and other third parties that may be on different terms than the terms of the arrangements or agreements that existed prior to the spin-off. For instance, Tribune Publishing utilizes the services of Tribune and Tribune Affiliates for certain functions such as legal, finance, human resource and information technology services, as well as various corporate-wide employee benefit programs. The costs of Tribune services that are specifically identifiable to Tribune Publishing are included in these combined financial statements. The costs of Tribune services that are incurred by Tribune but are not specifically identifiable to Tribune Publishing have been allocated to Tribune Publishing and included in these combined financial statements on bases that management considered to be a reasonable reflection of the utilization of services provided or the benefit received by Tribune Publishing during the periods presented. While management considers these allocations to have been made on a reasonable basis, the allocations do not necessarily reflect the expenses that would have been incurred had Tribune Publishing operated as a stand-alone entity. All such costs and expenses are assumed to be settled with Tribune through the parent company investment component of equity (deficit) in the period in which the costs were incurred. Current income taxes are also assumed to be settled with Tribune through the parent company investment in the period the related income taxes were recorded.

All intercompany accounts within Tribune Publishing have been eliminated in consolidation. All significant intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates have been included within the combined financial statements and are

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

considered to be effectively settled through equity contributions or distributions or through cash payments at the time the transactions were recorded. Except for amounts due to Tribune Affiliates for promissory demand notes, the accumulated net effect of intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates are included in the parent company investment component of Tribune Publishing equity (deficit). These intercompany transactions are further described in Note 4. The total net effect of these intercompany transactions, including debt transactions with Tribune and Tribune Affiliates, is reflected in the combined statements of cash flows as financing activities.

The accompanying unaudited combined financial statements and notes of Tribune Publishing have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited combined financial statements and accompanying notes. In the opinion of management, the financial statements contain all adjustments necessary to present fairly the financial position of Tribune Publishing as of Sept. 29, 2013, the results of operations and cash flows for the nine months ended Sept. 29, 2013 and the results of the operations and cash flows for Dec. 31, 2012 and for the nine months ended Sept. 23, 2012. Actual results could differ from these estimates. Results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. These unaudited combined financial statements should be read in conjunction with Tribune Publishing’s audited combined financial statements.

Tribune Publishing assesses its operating segments in accordance with ASC Topic 280, “Segment Reporting.” Tribune Publishing is managed by its chief operating decision maker, as defined by ASC Topic 280, as one business. Accordingly, the financial statements of Tribune Publishing are presented to reflect one reporting segment.

NOTE 2: PROCEEDINGS UNDER CHAPTER 11

Chapter 11 Reorganization—On Dec. 8, 2008 (the “Petition Date”), Tribune, and 110 of its direct and indirect wholly-owned subsidiaries (each a “Debtor” and, collectively, the “Debtors”), filed voluntary petitions for relief (collectively, the “Chapter 11 Petitions”) under Chapter 11 (“Chapter 11”) of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors’ Chapter 11 proceedings continue to be jointly administered under the caption “In re: Tribune Company, et al.,” Case No. 08-13141. Certain of the legal entities included in the combined financial statements of Tribune Publishing were Debtors or, as a result of the restructuring transactions described below, are successor legal entities to legal entities that were Debtors (collectively, the “Tribune Publishing Debtors”). References to the Debtors herein include the Tribune Publishing Debtors unless otherwise indicated. Other legal entities included in the accompanying combined financial statements of Tribune Publishing did not file petitions for relief under Chapter 11 of the Bankruptcy Code as of or subsequent to the Petition Date, and were, therefore, not Debtors, and are not successors to legal entities that were Debtors (each a “Non-Debtor Subsidiary” and, collectively, the “Non-Debtor Subsidiaries”) as of Dec. 31, 2012. For all periods presented herein, the Non-Debtor Subsidiaries included in the combined financial statements of Tribune Publishing are Tribune Interactive, LLC (as the successor legal entity to Tribune Interactive, Inc.); Riverwalk Center I Joint Venture; Tribune Hong Kong Limited, a foreign subsidiary; BLM; and Local Pro Plus Realty, LLC, a legal entity established subsequent to the Petition Date.

As further described below, a joint plan of reorganization for the Debtors, including the Tribune Publishing Debtors, became effective and the Debtors emerged from Chapter 11 on Dec. 31, 2012 (the “Effective Date”). Where appropriate, Tribune Publishing and its business operations as conducted on or after Dec. 31, 2012 are herein referred to as “Reorganized Tribune Publishing,” “Reorganized Tribune Publishing Debtors” or

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

“Successor Tribune Publishing”. Tribune and its business operations conducted on or after Dec. 31, 2012 are herein referred to as “Reorganized Tribune Company” and such references include Reorganized Tribune Publishing and Reorganized Tribune Publishing Debtors unless otherwise indicated. Where appropriate, Tribune Publishing and its business operations as conducted on or prior to Dec. 30, 2012 are herein referred to as “Predecessor Tribune Publishing.”

The accompanying unaudited combined financial statements as of Dec. 30, 2012 and for Dec. 31, 2012 and the nine months ended Sept. 23, 2012 include the accounts of the Debtors and certain direct and indirect wholly-owned subsidiaries which had not filed petitions for relief under Chapter 11 of the Bankruptcy Code as of or subsequent to the Petition Date and were, therefore, not Debtors (each a “Non-Debtor Subsidiary” and, collectively, the “Non-Debtor Subsidiaries”) as of the Effective Date.

From the Petition Date and until the Effective Date, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable orders of the Bankruptcy Court. In general, as debtors-in-possession, the Debtors were authorized under Chapter 11 of the Bankruptcy Code to continue to operate as ongoing businesses, but could not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court. Where appropriate, Tribune Publishing and its business operations as conducted on or prior to Dec. 30, 2012 are also herein referred to collectively as the “Predecessor.” Tribune Publishing and its business operations as conducted on or subsequent to the Effective Date are also herein referred to collectively as the “Successor.”

Plan of Reorganization—In order for a debtor to emerge from Chapter 11, a Chapter 11 plan of reorganization that satisfies the requirements of the Bankruptcy Code and provides for emergence from bankruptcy must be proposed and confirmed by a bankruptcy court. A plan of reorganization addresses, among other things, prepetition obligations, sets forth the revised capital structure of the newly-reorganized entities and provides for their corporate governance subsequent to emergence from court supervision under Chapter 11. The disclosures below relate to the joint plan of reorganization for the Debtors and not to any individual plan of reorganization for the Tribune Publishing Debtors unless otherwise indicated.

On April 12, 2012, the Debtors, the official committee of unsecured creditors (the “Creditors’ Committee”), Oaktree Capital Management, L.P. (“Oaktree”), a creditor under certain Tribune prepetition debt facilities, Angelo, Gordon & Co. L.P. (“AG”), a creditor under certain Tribune prepetition debt facilities, and JPMorgan Chase Bank, N.A. (“JPMorgan”), an administrative agent and a creditor under certain Tribune prepetition debt facilities (collectively, the “Plan Proponents”) filed the Fourth Amended Joint Plan of Reorganization for Tribune Company and Its Subsidiaries (as subsequently amended and modified, the “Plan”) with the Bankruptcy Court.

The Plan was the product of extensive negotiations and contested proceedings before the Bankruptcy Court due, in part, to certain claims and causes of action related to a series of transactions, collectively referred to as the “Leveraged ESOP Transactions,” that were undertaken by Tribune in 2007. These transactions resulted in Tribune becoming wholly-owned by an employee stock ownership plan (the “ESOP”) on Dec. 20, 2007. At the Debtors’ request, on Sept. 1, 2010, the Bankruptcy Court appointed a mediator to conduct a non-binding mediation concerning the terms of a plan of reorganization, including the appropriate resolution of claims and causes of action related to the Leveraged ESOP Transactions (the “Mediation”). The Mediation began on Sept. 26, 2010 and ultimately resulted in a settlement agreement (the “Settlement Agreement”) between the Debtors, the Creditors’ Committee, AG, Oaktree, JPMorgan and a group of funds and managed accounts represented by King Street Acquisition Company, LLC, King Street Capital, LP and Marathon Asset Management, LP that were lenders under certain Tribune prepetition debt facilities. The Settlement Agreement provided for the settlement of

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

certain causes of action arising in connection with the Leveraged ESOP Transactions, other than certain causes of action predefined as preserved. The terms of the Settlement Agreement, with certain modifications, were incorporated into the Plan filed with the Bankruptcy Court on April 12, 2012.

As described in Note 1, during the fourth quarter of 2012 and prior to the Effective Date, Tribune and its subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, (i) converting certain of Tribune’s subsidiaries into limited liability companies or merging certain of Tribune’s subsidiaries into newly-formed limited liability companies, (ii) consolidating and reallocating certain operations, entities, assets and liabilities within the organizational structure of Tribune and (iii) establishing a number of real estate holding companies. Among other things, the restructuring transactions resulted in TPC being converted into a limited liability company (prior to the conversion, TPC was a corporation named Tribune Publishing Company) as well as becoming the holding company for the principal direct and indirect subsidiaries that own and operate the business of Tribune Publishing.

On the Effective Date, all of the conditions precedent to the effectiveness of the Plan were satisfied or waived, the Debtors emerged from Chapter 11, and the settlements, agreements and transactions contemplated by the Plan to be effected on the Effective Date were implemented, including, among other things, the appointment of a new board of directors of Tribune and the initiation of distributions to creditors. As a result, the ownership of Tribune changed from the ESOP to certain of Tribune’s creditors on the Effective Date. In connection with the Debtors’ emergence from Chapter 11, on the Effective Date and in accordance with and subject to the terms of the Plan, (i) all of Tribune’s $0.01 par value common stock held by the ESOP was cancelled and (ii) new shares of Reorganized Tribune Company were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the Internal Revenue Code (“IRC”). This conversion also affected Tribune subsidiaries that were treated as qualified subchapter S subsidiaries, including certain legal entities included in the accompanying combined financial statements of Tribune Publishing. See Note 10 for further information. In addition, Tribune’s direct and indirect ownership interests in the Tribune Publishing Debtors and Non-Debtor Subsidiaries, after giving effect to the restructuring transactions, were reinstated on the Effective Date.

Financial Statement Presentation—Reorganized Tribune Publishing adopted fresh-start reporting on the Effective Date in accordance with ASC Topic 852. All conditions required for the adoption of fresh-start reporting were satisfied by Reorganized Tribune Company on the Effective Date as (i) the ESOP, the holder of all of the Predecessor’s voting shares immediately before confirmation of the Plan, did not receive any voting shares of Reorganized Tribune Company or any other distributions under the Plan, and (ii) the reorganization value of the Predecessor’s assets was less than the postpetition liabilities and allowed prepetition claims.

The adoption of fresh-start reporting by Reorganized Tribune Publishing resulted in a new reporting entity for financial reporting purposes reflecting the Successor’s equity (deficit) as of the Effective Date. Any presentation of Reorganized Tribune Publishing’s combined financial statements as of and for periods subsequent to the Effective Date represents the financial position, results of operations and cash flows of a new reporting entity and will not be comparable to any presentation of the Predecessor’s combined financial statements as of and for periods prior to the Effective Date, and the adoption of fresh-start reporting. The accompanying combined financial statements as of Dec. 30, 2012 and for the nine months ended Sept. 23, 2012 have not been adjusted to reflect any changes in the Predecessor’s capital structure as a result of the Plan nor have they been adjusted to reflect any changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Prepetition Claims and Causes of Action—Under Section 362 of the Bankruptcy Code, the filing of a bankruptcy petition automatically stays most actions against a debtor, including most actions to collect prepetition indebtedness or to exercise control over the property of the debtor’s estate. Absent an order of the Bankruptcy Court, substantially all prepetition liabilities are subject to settlement under a plan of reorganization approved by the Bankruptcy Court. Shortly after commencing their Chapter 11 proceedings, the Debtors began notifying all known current or potential creditors of the Chapter 11 filings.

On March 23, 2009, the Tribune Publishing Debtors filed schedules with the Bankruptcy Court setting forth the assets and liabilities of the Tribune Publishing Debtors as of the Petition Date (as subsequently amended from time to time, the “Schedules of Assets and Liabilities”). These Schedules of Assets and Liabilities contain information identifying the Tribune Publishing Debtors’ executory contracts and unexpired leases, the creditors that may hold claims against the Tribune Publishing Debtors and the nature of such claims. On March 25, 2009, the Bankruptcy Court set June 12, 2009 as the general bar date, which was the final date by which most entities that wished to assert a prepetition claim against the Tribune Publishing Debtors were required to file a proof of claim in writing.

As required by ASC Topic 852, the amount of the liabilities subject to compromise at Dec. 30, 2012 represents Tribune Publishing’s best estimate of known or potential prepetition claims to be resolved in connection with the Tribune Publishing Debtors’ Chapter 11 cases. Such known or potential prepetition claims included certain proofs of claim filed against the Tribune Publishing Debtors and additional claims included in the Tribune Publishing Debtors’ respective Schedules of Assets and Liabilities filed with the Bankruptcy Court. Amounts and payment terms for these claims, if applicable, were established in the Plan. The filed proofs of claim asserted liabilities in excess of the amounts reflected in liabilities subject to compromise in Tribune Publishing’s combined balance sheets plus certain additional unliquidated and/or contingent amounts. During the Tribune Publishing Debtors’ Chapter 11 proceedings, the Tribune Publishing Debtors investigated the differences between the claim amounts recorded by the Tribune Publishing Debtors and claims filed by creditors. As of the Effective Date, a majority of the proofs of claim filed against the Tribune Publishing Debtors had been (i) settled or otherwise satisfied pursuant to the terms of the Plan or (ii) withdrawn, expunged or satisfied as a result of the Tribune Publishing Debtors’ evaluation of the filed proofs of claim and their efforts to reduce and/or eliminate invalid, duplicative and/or over-stated claims. As of the date of this filing, substantially all claims had been settled or otherwise satisfied pursuant to the terms of the Plan.

Pursuant to the terms of the Plan and subject to certain specified exceptions, on the Effective Date, all executory contracts or unexpired leases of the Tribune Publishing Debtors were deemed assumed in accordance with, and subject to, the provisions and requirements of Section 365 and 1123 of the Bankruptcy Code. However, certain executory contracts and leases were previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code.

Liabilities Subject to Compromise—Liabilities subject to compromise are shown separately in Tribune Publishing’s combined balance sheets at Dec. 30, 2012, and were incurred prior to the filing of the Chapter 11 Petitions. These amounts represent Tribune Publishing’s best estimate of known or potential prepetition claims to be resolved in connection with the Debtors’ Chapter 11 cases.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Tribune Publishing Debtors’ liabilities subject to compromise at Dec. 30, 2012 consisted of the following (in thousands):

Predecessor
Dec. 30, 2012
Accounts payable	$32,030
Deferred compensation and benefits	7,400
Promissory demand notes due to Tribune Affiliate (including accrued interest of $22,860)	2,822,860
Other liabilities(1)	3,600

Tribune Publishing Debtors’ liabilities subject to compromise	$2,865,890

(1)	Other liabilities primarily include amounts for non-income taxes and other accrued expenses.

Prior to the Petition Date, Tribune Finance LLC (“Tribune Finance”), a subsidiary of Tribune, issued promissory demand notes aggregating $2.8 billion to certain Tribune Publishing Debtors. As of Dec. 30, 2012, these prepetition notes were in default due to the Chapter 11 filings. Prior to the Effective Date, any efforts to enforce these Debtors’ payment obligations pursuant to the promissory demand notes were stayed as a result of the filing of the Chapter 11 Petitions. As a result, these promissory demand notes are included in liabilities subject to compromise in Tribune Publishing’s combined balance sheets. In accordance with ASC Topic 852, following the Petition Date, Tribune Publishing ceased accruing interest expense on the promissory demand notes classified as liabilities subject to compromise. For the fiscal year ended Dec. 30, 2012, contractual interest expense applicable to the promissory demand notes was approximately $92.0 million, while reported interest expense was less than $0.1 million. Accrued interest on the promissory demand notes was also classified in liabilities subject to compromise and amounted to $22.9 million at Dec. 30, 2012.

On the Effective Date, substantially all of the Debtors’ prepetition liabilities at Dec. 30, 2012 were settled or otherwise satisfied under the Plan. However, certain other claims have been or will be settled or otherwise satisfied subsequent to the Effective Date. Although the allowed amount of certain unresolved claims has not been determined, Tribune Publishing’s liabilities subject to compromise associated with these unresolved claims were discharged upon emergence from Chapter 11 in exchange for the treatment outlined in the Plan.

Reorganization Items, net—ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Petitions distinguish transactions and events that are directly associated with the reorganization from the operations of the business. Accordingly, revenues, expenses (including professional fees), realized gains and losses, and provisions for losses directly associated with the reorganization and restructuring of the business are reported in reorganization items, net in the Successor’s and Predecessor’s unaudited combined statements of comprehensive income included herein. Reorganization costs generally include provisions and adjustments to reflect the carrying value of certain prepetition liabilities at their estimated allowable claim amounts. Reorganization items, net also include other costs directly associated with the Tribune and Tribune Affiliates Chapter 11 cases. However, all professional advisory fees that were paid by Tribune and other non-debtor Tribune Affiliates that related to all Debtors have not been allocated to Tribune Publishing as professional advisory fees are Tribune reorganization expenses and do not specifically relate to the operations of Tribune Publishing.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Reorganization items, net included in the Successor’s unaudited combined statements of comprehensive income for the nine months ended Sept. 29, 2013 and in the Predecessor’s unaudited combined statements of comprehensive income for Dec. 31, 2012, and the nine months ended Sept. 23, 2012 consisted of the following (in thousands):

	Successor	Predecessor
	Nine Months Ended Sept. 29, 2013	Dec. 31, 2012	Nine Months Ended Sept. 23, 2012
Reorganization costs, net:
Contract rejections and claim settlements	$310	$—	$(1,508)
Other, net	(349)	—	(142)

Total reorganization costs, net	$(39)	$—	$(1,650)
Reorganization adjustments, net	—	2,862,039	—
Fresh-start reporting adjustments, net	—	(107,486)	—

Total reorganization items, net	$(39)	$2,754,553	$(1,650)

Tribune Publishing expects to incur certain expenses pertaining to the Chapter 11 proceedings throughout 2013 and potentially in future periods. These expenses will include primarily other costs related to the implementation of the Plan and the resolution of unresolved claims.

The Predecessor’s unaudited combined statement of comprehensive income for Dec. 31, 2012 included other reorganization items totaling $2.755 billion before taxes ($2.842 billion after taxes) arising from reorganization and fresh-start reporting adjustments. Reorganization adjustments, which were recorded to reflect the settlement of prepetition liabilities and changes in the Predecessor’s capital structure arising from the implementation of the Plan, resulted in a net reorganization gain of $2.862 billion before taxes ($2.894 billion after taxes). Fresh-start reporting adjustments, which were recorded as a result of the adoption of fresh-start reporting as of the Effective Date in accordance with ASC Topic 852, resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). The net gain resulted primarily from adjusting the Predecessor’s net carrying values for certain assets and liabilities to their fair values in accordance with ASC Topic 805, “Business Combinations,” recording related adjustments to deferred income taxes and eliminating the Predecessor’s accumulated other comprehensive income (loss) as of the Effective Date.

Fresh-Start Reporting—Reorganized Tribune Company adopted fresh-start reporting on the Effective Date in accordance with ASC Topic 852. All conditions required for the adoption of fresh-start reporting were satisfied by Reorganized Tribune Company on the Effective Date as (i) the ESOP, the holder of all of Tribune’s voting shares immediately before confirmation of the Plan, did not receive any voting shares of Reorganized Tribune Company or any other distributions under the Plan, and (ii) the reorganization value of Tribune’s assets was less than the postpetition liabilities and allowed prepetition claims. As a result, Tribune Publishing also adopted fresh-start reporting on the Effective Date.

The adoption of fresh-start reporting by Reorganized Tribune Publishing resulted in a new reporting entity for financial reporting purposes reflecting the Successor’s capital structure as of the Effective Date. Any presentation of Reorganized Tribune Publishing’s combined financial statements as of and for periods subsequent to the Effective Date represents the financial position, results of operations and cash flows of a new reporting entity and will not be comparable to any presentation of the Predecessor’s combined financial statements as of and for periods prior to the Effective Date, and the adoption of fresh-start reporting. The

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

accompanying combined financial statements as of Dec. 30, 2012 and for the nine months ended Sept. 23, 2012 have not been adjusted to reflect any changes in the Predecessor’s capital structure as a result of the Plan nor have they been adjusted to reflect any changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting.

In accordance with ASC Topic 852, the Predecessor’s unaudited combined statement of comprehensive income for Dec. 31, 2012 includes only (i) reorganization adjustments which resulted in a net gain of $2.862 billion before taxes ($2.894 billion after taxes) and (ii) fresh-start reporting adjustments which resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). These adjustments are further summarized and described below. The Predecessor’s unaudited combined statements of comprehensive income and cash flows for Dec. 31, 2012 exclude the results of operations and cash flows arising from the Predecessor’s business operations on Dec. 31, 2012. Because the Predecessor’s Dec. 31, 2012 results of operations and cash flows were not material, Reorganized Tribune Publishing has elected to report them as part of Reorganized Tribune Publishing’s results of operations and cash flows for the nine months ended Sept. 29, 2013.

ASC Topic 852 requires, among other things, a determination of the reorganization value for Reorganized Tribune Company and allocation of such reorganization value to the fair value of Reorganized Tribune Company’s tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of ASC Topic 805, “Business Combinations,” as of the Effective Date. The reorganization value for Reorganized Tribune Company represents the amount of resources available, or that become available, for the satisfaction of postpetition liabilities and allowed prepetition claims, as negotiated between the Debtors and their creditors. This value is viewed as the fair value of Reorganized Tribune Company before considering liabilities and is intended to approximate the amount a willing buyer would pay for the assets of Reorganized Tribune Company immediately after emergence from bankruptcy. In connection with the Debtors’ Chapter 11 cases, the Debtors’ financial advisor undertook a valuation analysis to determine the value available for distribution to holders of allowed prepetition claims. Based on current and anticipated economic conditions as of the Effective Date and the direct impact of these conditions on Reorganized Tribune Company’s business, this analysis estimated a range of distributable value from the Debtors’ estates from $6.917 billion to $7.826 billion with an approximate mid-point of $7.372 billion. The confirmed Plan contemplates a distributable value for Reorganized Tribune Company of $7.372 billion. The distributable value implies an equity value for Reorganized Tribune Company of $4.536 billion after reducing the distributable value for cash distributed (or to be distributed) pursuant to the Plan and $1.1 billion of new debt undertaken by Reorganized Tribune Company.

In accordance with the provisions of ASC Topic 805, the reorganization value of Reorganized Tribune Company was allocated, in part, to the fair value of Reorganized Tribune Publishing’s tangible assets, finite-lived intangible assets, and indefinite-lived intangible assets as of the Effective Date.

Methodology, Analysis and Assumptions—The comparable company valuation analysis methodology estimates the enterprise value of a company based on a relative comparison with publicly traded companies with similar operating and financial characteristics to the subject company. Under this methodology, the Tribune’s financial advisor determined a range of multiples of revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) to calculate the enterprise values of the Tribune’s publishing and broadcasting segments. The DCF analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the expected future cash flows to be generated by that asset or business. Under this methodology, projected future cash flows are discounted by the enterprise’s weighted average cost of capital (“WACC”). The WACC reflects the estimated blended rate of return that would be required by debt and equity investors to invest in the enterprise based on its capital structure. Utilizing the DCF analysis, the enterprise values of Tribune’s publishing and broadcasting segments were determined by calculating the present value of

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

the projected unlevered after-tax free cash flows through 2015 plus an estimate for the value of each segment for the period beyond 2015 known as the terminal value. The terminal value was derived by either applying a multiple to the projected EBITDA for the final year of the projection period (2015) or capitalizing the projected unlevered after-tax free cash flow in the same projection period using the WACC and an assumed perpetual growth rate, discounted back to the valuation date using the WACC, as appropriate. The precedent transactions valuation methodology is based on the enterprise values of companies involved in public merger and acquisition transactions that have operating and financial characteristics similar to the subject company. Under this methodology, the enterprise value is determined by an analysis of the consideration paid and the debt assumed in the identified merger and acquisition transactions and is usually expressed as a multiple of revenues or EBITDA. Utilizing this analysis, Tribune’s financial advisor determined a range of multiples of EBITDA for the trailing 12 months from the measurement date to calculate the enterprise value for Tribune’s broadcasting segment. The precedent transactions valuation methodology was not used for Tribune’s publishing segment due to the lack of relevant transactions.

Tribune’s financial advisor applied a weighted average of the above enterprise valuation methodologies to calculate the estimated ranges of enterprise values for Tribune’s publishing and broadcasting segments. The relative weighting of each valuation methodology was based on the amount of publicly available information to determine the inputs used in the calculations. In addition, Tribune’s financial advisor utilized a combination of these enterprise valuation methodologies, primarily the comparable company valuation analysis methodology, to calculate the estimated ranges of fair values of Tribune’s equity investments. The ranges of enterprise values for Tribune’s publishing and broadcasting segments and estimated fair values of Tribune’s equity investments were added to the estimated cash on hand as of the measurement date to determine the estimated range of distributable value noted above.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Fresh-Start Combined Balance Sheet—The table below summarizes the Predecessor’s Dec. 30, 2012 combined balance sheet, the reorganization and fresh-start reporting adjustments that were made to that balance sheet as of Dec. 31, 2012, and the resulting Successor’s unaudited combined balance sheet as of Dec. 31, 2012.

Combined Balance Sheets at Dec. 30, 2012 and Dec. 31, 2012

(In thousands)

(Unaudited)

	Predecessor	Reorganization Adjustments		Fresh-Start Reporting Adjustments		Successor
	At Dec. 30, 2012					At Dec. 31, 2012
Assets

Current Assets
Cash	$13,768	$—		$—		$13,768
Accounts receivable, net	256,985	—		—		256,985
Inventories	12,537	—		5,810	(2)(5)	18,347
Deferred income taxes	1,147	42,228	(1)(3)	(2,272	)(2)(5)	41,103
Prepaid expenses and other	14,733	—		(18	)(2)(5)	14,715

Total current assets	299,170	42,228		3,520		344,918

Properties
Property, plant and equipment	1,938,208	—		(1,527,106	)(2)(5)	411,102
Accumulated depreciation	(1,322,830)	—		1,322,830	(2)(5)	—

Net properties	615,378	—		(204,276)		411,102

Other Assets
Goodwill	—	—		15,331	(2)(5)	15,331
Other intangible assets, net	28,911	—		37,976	(2)(5)	66,887
Investments	3,986	—		—		3,986
Deferred income taxes	—	—		54,188	(2)(5)	54,188
Other	3,787	—		(2,402	)(2)(5)	1,385

Total other assets	36,684	—		105,093		141,777

Total assets	$951,232	$42,228		$(95,663)		$897,797

Liabilities and Shareholder’s Equity (Deficit)

Current Liabilities
Accounts payable	$37,710	$2,528	(1)(4)	$—	(5)	$40,238
Employee compensation and benefits	103,077	322	(1)(4)	—		103,399
Deferred revenue	66,835	—		(171	)(2)(5)	66,664
Other current liabilities	26,359	(879	)(1)(4)	—		25,480

Total current liabilities	233,981	1,971		(171)		235,781

Other Non-Current Liabilities	66,300	11,679	(1)(3)(4)	(16,192	)(2)(5)	61,787
Liabilities Subject to Compromise	2,865,890	(2,865,890	)(1)(4)	—		—
Equity (Deficit)	(2,214,939)	2,894,468	(1)	(79,300	)(2)(5)	600,229

Total liabilities and (deficit) equity	$951,232	$42,228		$(95,663)		$897,797

(1)

Reflects adjustments arising from implementation of the Plan, including the gain on the settlement of prepetition liabilities, distributions of cash by Tribune on behalf of Reorganized Tribune Publishing and the elimination of Tribune

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Publishing’s equity (deficit). These adjustments also include of the establishment of Reorganized Tribune Publishing’s equity based on the reorganization value of Reorganized Tribune Company allocated to the fair value of Reorganized Tribune Publishing’s tangible assets, finite-lived intangible assets, and indefinite-lived intangible assets as of the Effective Date. The changes in the Predecessor’s capital structure arising from the implementation of the Plan is comprised of the following adjustments (in thousands):

Liabilities subject to compromise on the Effective Date	$2,865,890
Less: Liabilities assumed and reinstated on the Effective Date	(2,909)
Less: Liabilities for prepetition claims to be settled subsequent to the Effective Date and other adjustments	(5,472)

Liabilities subject to compromise settled on the Effective Date	2,857,509

Forgiveness of prepetition promissory notes held by parent	2,822,860
Cash distributions on settled claims paid by parent	34,649

Gain on settlement of liabilities subject to compromise	2,857,509

Plus: Other reorganization adjustments, net	4,530

Total reorganization adjustments before taxes	2,862,039
Plus: Income tax benefit on reorganization adjustments	32,429

Net reorganization gain after taxes	$2,894,468

(2)	Represents the valuation adjustments for fresh-start reporting primarily related to recording intangible assets and properties and related adjustments to deferred income taxes in accordance with ASC Topic 805. Such estimates of fair value are preliminary and subject to change.
(3)	Reflects the conversion of Reorganized Tribune Company, including its qualified subchapter S subsidiaries, from a subchapter S corporation to a C corporation under the IRC.
(4)	Reflects the reclassification of certain liabilities from liabilities subject to compromise upon the assumption of certain executory contracts and unexpired leases.
(5)	The Predecessor’s combined statement of comprehensive income for Dec. 31, 2012 includes certain adjustments recorded as a result of the adoption of fresh-start reporting in accordance with ASC Topic 852 as of the Effective Date. These fresh-start reporting adjustments resulted in a net pretax loss which primarily resulted from adjusting the Predecessor’s recorded values for certain assets and liabilities to fair values in accordance with ASC Topic 805, recording related adjustments to deferred income taxes. The fresh-start reporting adjustments included in the Predecessor’s statement of comprehensive income for Dec. 31, 2012 consisted of the following items (in thousands):

Fair value adjustments to net properties	$(204,276)
Fair value adjustments to intangibles	37,431
Establish Successor’s goodwill	15,331
Elimination of accumulated other comprehensive income	33,598
Other fair value adjustments, net	10,430

Loss from fresh-start reporting adjustments before taxes	(107,486)
Income tax benefit attributable to fair value adjustments	55,344

Net loss from fresh-start reporting adjustments after taxes	$(52,142)

Property, Plant and Equipment—Property, plant and equipment was adjusted to a fair value aggregating $411 million as of the Effective Date. The fair values of property, plant and equipment were based primarily on valuations obtained from third party valuation specialists principally utilizing the cost and market valuation approaches.

Fresh-start reporting adjustments included the elimination of the Predecessor’s aggregate accumulated depreciation balance as of Dec. 30, 2012.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Identifiable Intangible Assets—The following intangible assets were identified by Reorganized Tribune Publishing and recorded at fair value based on valuations obtained from third party valuation specialists: newspaper mastheads, advertiser relationships, customer relationships, affiliate agreements and other contracts and agreements, including real property leases. The cost, income and market valuation approaches were utilized, as appropriate, to estimate the fair values of these intangible assets. The determination of the fair values of these identifiable intangible assets resulted in a $38 million net increase in other intangible assets in the Successor’s combined balance sheet at Dec. 31, 2012.

NOTE 3: CHANGES IN OPERATIONS

Employee Reductions—Tribune Publishing reduced staffing levels in its operations by approximately 330 and 610 positions in the nine months ended Sept. 29, 2013 and Sept. 23, 2012, respectively. A summary of the activity with respect to Tribune Publishing’s severance accrual is as follows (in thousands):

	Successor	Predecessor
	Nine Months Ended Sept. 29, 2013	Nine Months Ended Sept. 23, 2012
Beginning severance accrual balance	$4,001	$5,583
Provision	6,491	10,063
Payments	(6,577)	(12,162)

Ending severance accrual balance	$3,915	$3,484

Charges for severance and related expenses are included in selling, general and administrative expense in the accompanying combined statements of comprehensive income. The severance and related expenses above excludes severance and related expenses incurred by Tribune and Tribune Affiliates and allocated to Tribune Publishing. See Note 4 for further discussion of allocated charges from Tribune and Tribune Affiliates.

NOTE 4: RELATED PARTY TRANSACTIONS WITH TRIBUNE AND AFFILIATES

Tribune Publishing participates in a number of corporate-wide programs administered by Tribune and Tribune Affiliates. These include participation in Tribune’s centralized treasury function, insurance programs, employee benefit programs, workers’ compensation programs, and centralized service centers and other corporate functions. The following is a discussion of the relationship with Tribune, the services provided and how transactions with Tribune and Tribune Affiliates have been accounted for in the combined financial statements.

Equity (Deficit)—Equity (Deficit) in the combined balance sheets includes the accumulated balance of transactions between Tribune Publishing and Tribune and Tribune Affiliates, Tribune Publishing’s paid-in-capital, and Tribune’s interest in Tribune Publishing’s cumulative retained earnings are presented within parent company investment and combined with accumulated other comprehensive income to total equity (deficit). The amounts comprising the accumulated balance of transactions between Tribune Publishing and Tribune and Tribune Affiliates includes (i) the cumulative net assets allocated to Tribune Publishing by Tribune and Tribune Affiliates, (ii) the cumulative advances to Tribune representing the cumulative Tribune Publishing funds swept (net of funding provided by Tribune and Tribune Affiliates to Tribune Publishing) as part of the centralized cash management program described further below and (iii) the cumulative charges (net of credits) allocated by Tribune and Tribune Affiliates to Tribune Publishing for certain support services received by Tribune Publishing as described further below.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Centralized Cash Management—Tribune utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management program, Tribune and Tribune Publishing advance funds to each other. Accordingly, none of Tribune’s cash and cash equivalents has been assigned to Tribune Publishing in the combined financial statements. Cash in the combined balance sheets represents either cash not yet advanced to Tribune or cash held locally by Tribune Publishing. These transactions are recorded in equity (deficit) when advanced.

Support Services Provided and Other Amounts with Tribune and Tribune Affiliates—Tribune Publishing received allocated charges from Tribune and Tribune Affiliates for certain corporate support services, which are recorded within selling, general and administrative expense in Tribune Publishing’s combined statements of comprehensive income. Management believes that the bases used for the allocations are reasonable and reflect the portion of such costs attributed to Tribune Publishing’s operations; however, the amounts may not be representative of the costs necessary for Tribune Publishing to operate as a separate stand-alone business. These allocated costs are summarized in the following table (in thousands):

	Successor	Predecessor
	Nine Months Ended Sept. 29, 2013	Nine Months Ended Sept. 23, 2012
Corporate management fee	$20,622	$25,864
Service center support costs	839	1,634
Technology service center support costs	80,431	78,684
General insurance	4,388	5,719
Occupancy	—	5,528
Other support costs	1,348	1,267
Cost recoveries	(406)	(1,849)

Total	$107,222	$116,847

Promissory Demand Notes Due to Tribune Affiliate—In connection with the Leveraged ESOP Transactions, Tribune entered into an $8.028 billion senior secured credit agreement, as amended on June 4, 2007 (collectively, the “Credit Agreement”). Pursuant to the terms of the Credit Agreement, Tribune Finance issued promissory demand notes aggregating $2.8 billion to certain Tribune Publishing Debtors. Interest on these promissory demand notes was payable at a per annum rate equal to the rate of interest applicable to the funds contributed to Tribune Finance by Tribune pursuant to the Credit Agreement.

As a result of the Tribune Publishing Debtors’ Chapter 11 filings, these promissory demand notes were in default. Prior to the Effective Date, any efforts to enforce the Tribune Publishing Debtors’ payment obligations pursuant to the promissory demand notes were stayed as a result of the filing of the Chapter 11 Petitions. As a result, these promissory demand notes are included in liabilities subject to compromise in Tribune Publishing’s combined balance sheets. In accordance with ASC Topic 852, following the Petition Date, Tribune Publishing ceased accruing interest expense on the promissory demand notes classified as a liability subject to compromise. Accrued interest on the promissory demand notes was also classified as liabilities subject to compromise and amounted to $22.9 million at Dec. 30, 2012. These promissory demand notes, and the related accrued interest, were subsequently forgiven by Tribune Finance on the Effective Date in accordance with and pursuant to the terms of the Plan.

Medical and Workers’ Compensation Benefit Plans—Tribune Publishing participates in Tribune-sponsored employee benefit plans, including medical and workers’ compensation. Allocations of benefit

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

plan costs varied by plan type and were based on actuarial valuations of cost and/or liability, premium amounts and payroll. Total benefit plan costs allocated to Tribune Publishing amounted to $37.0 million and $38.3 million for the nine months ended Sept. 29, 2013 and Sept. 23, 2012, respectively, and are recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of comprehensive income. While management believes the cost allocation methods utilized for the benefit plans were reasonable and reflected the portion of such costs attributed to Tribune Publishing, the amounts may not be representative of the costs necessary for Tribune Publishing to operate as a stand-alone business.

Defined Benefit Plans—Costs (credits) related to Tribune-sponsored pension plans, which totaled $(17.8) million and $50.1 million for the nine months ended Sept. 29, 2013 and Sept. 23, 2012, respectively, were based upon a specific allocation of actuarially determined service costs plus an allocation of the remaining net periodic pension cost components based upon Tribune Publishing’s proportional share of the pension liability. Tribune-sponsored pension plan expense allocated to Tribune Publishing is recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of comprehensive income.

Defined Contribution Plans—Tribune Publishing employees have historically participated in various Tribune qualified 401(k) savings plans, which permit eligible employees to make voluntary contributions on a pretax basis. The plans allowed participants to invest their savings in various investments. Amounts charged to expense by Tribune Publishing for employer contributions to Tribune 401(k) savings plans totaled $10.0 million and $12.7 million for the nine months ended Sept. 29, 2013 and Sept. 23, 2012, respectively, and are recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of comprehensive income.

Related Party Lease Agreements—As described in Note 1, on Dec. 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to Tribune’s newly established real estate holding companies. As of the date of the transfers, the carrying value of the transferred properties was $294.5 million.

In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back certain of the land and buildings that were transferred on Dec. 21, 2012. Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing involvement with the properties subject to related party leases, which, pursuant to ASC Topic 840, preclude Tribune Publishing from derecognizing those properties from its combined financial statements. As a result, Tribune Publishing will continue to account for and depreciate the carrying value of the transferred properties subject to related party leases which are presented within net properties in its combined balance sheet. Rent payments under the related party leases are deemed to be dividends to Tribune and Tribune Affiliates and recorded as reductions to Tribune Publishing equity (deficit) in its combined balance sheet. Tribune Publishing recorded $16 million of such dividends as a reduction of equity (deficit) for the nine months ended Sept. 29, 2013.

The remainder of the transferred properties, which had a carrying value of $28.5 million as of the date of the transfers, are no longer utilized in the operations of Tribune Publishing; therefore, Tribune Publishing did not enter into related party leases for those properties. Tribune Publishing entered into management agreements with the real estate holding companies pursuant to which it will manage those properties for an initial term of one year, cancelable by the real estate holding companies with a 30-day notice.

In addition, in 2013, Tribune Publishing entered into various related party lease agreements with a Tribune real estate holding company to lease the portions of the shared corporate office space that Tribune Publishing continues to occupy for an initial 5-year term. In accordance with ASC Topic 840, Tribune Publishing has accounted for these related party leases as operating leases.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

On Nov. 15, 2013, Tribune Publishing transferred two additional properties to the Tribune real estate holding companies and subsequently leased back the properties from Tribune. The carrying value of the properties transferred on Nov. 15, 2013 totaled $18.0 million.

Effective Dec. 1, 2013, Tribune Publishing modified certain provisions of the related party leases with the Tribune real estate holding companies. As a result of these modifications, Tribune Publishing determined that it no longer has forms of continuing involvement with the transferred properties that originally precluded Tribune Publishing from derecognizing those properties from its combined financial statements as of the date of the transfers in accordance with ASC Topic 840. Accordingly, in December 2013, Tribune Publishing will derecognize such properties from its combined financial statements by recording a $337.6 million reduction to net properties and a corresponding reduction to the parent company investment component of equity (deficit) in its combined balance sheet. The modifications to the related party leases, taken as whole, were not material to the leases.

NOTE 5: INVENTORIES

Inventories are stated at the lower of cost or market. The Predecessor determined cost on the last-in, first-out (“LIFO”) basis for newsprint and on the first-in, first-out (“FIFO”) basis for all other inventories.

Inventories consisted of the following (in thousands):

	Successor	Predecessor
	Sept. 29, 2013	Dec. 30, 2012
Newsprint	$15,778	$12,465
Supplies and other	492	72

Total inventories	$16,270	$12,537

Newsprint inventories valued under the LIFO method were less than current cost by approximately $5.5 million at Dec. 30, 2012. Effective Dec. 31, 2012, and in conjunction with the adoption of fresh-start reporting, Tribune Publishing has elected to change its costing method to the FIFO method for newsprint inventories.

NOTE 6: PROPERTIES

Property, plant and equipment of the Predecessor are stated at cost less accumulated depreciation. The Predecessor computed depreciation using the straight-line method over the following estimated useful lives: 10 to 40 years for buildings, 7 to 20 years for newspaper printing presses and 3 to 10 years for all other equipment. As a result of the adoption of fresh-start reporting, Tribune Publishing’s property, plant and equipment was adjusted to fair value on the Effective Date. In addition, the estimated useful lives of Tribune Publishing’s property, plant and equipment that were in service on the Effective Date were revised to the following: 4 to 44 years for buildings, 1 to 25 years for newspaper printing presses and 1 to 25 years for all other equipment. There were no changes to the methods used by Tribune Publishing to compute depreciation or any changes to the policy for determining estimated useful lives for assets placed into service subsequent to the Effective Date as a result of the adoption of fresh-start reporting.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Following are the components of Tribune Publishing’s properties at Sept. 29, 2013 and Dec. 30, 2012, respectively (in thousands):

	Successor	Predecessor
	Sept. 29, 2013	Dec. 30, 2012
Machinery, equipment and furniture	$62,725	$1,328,859
Buildings and leasehold improvements	129,670	511,475

	192,395	1,840,334
Accumulated depreciation	(16,773)	(1,322,830)

	175,622	517,504
Land	216,312	67,204
Construction in progress	13,476	30,670

Net properties	$405,410	$615,378

NOTE 7: GOODWILL AND OTHER INTANGIBLE ASSETS

Tribune Publishing reviews goodwill and other intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350, “Intangibles—Goodwill and Other.” Under ASC Topic 350, the impairment review of goodwill and other intangible assets not subject to amortization must be based on estimated fair values. Tribune Publishing’s annual impairment review measurement date is in the fourth quarter of each year. The estimated fair value of the reporting unit to which goodwill has been allocated is determined using many critical factors, including projected future operating cash flows, revenue and market growth, market multiples, discount rates and consideration of market valuations of comparable companies. The determination of estimated fair values of goodwill and other indefinite-lived intangible assets requires many judgments, assumptions and estimates of several critical factors, including revenues, market share, operating cash flows, market multiples, and discount rates, as well as specific economic factors in the publishing industry. The determination of projected cash flows to be generated from long-lived assets and asset groups requires similar judgments, assumptions and estimates. Adverse changes in expected operating results and/or unfavorable changes in other economic factors could result in additional non-cash impairment charges in the future under ASC Topic 350.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Intangible assets at Sept. 29, 2013 and Dec. 30, 2012 consisted of the following (in thousands):

	Successor			Predecessor
	Sept. 29, 2013			Dec. 30, 2012
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Intangible assets subject to amortization(1)
Subscribers (useful life of 2 to 10 years)	$3,694	$(689)	$3,005	$97,576	$(76,719)	$20,857
Advertiser relationships (useful life of 2 to 13 years)	14,332	(1,524)	12,808	—	—	—
Other (useful life of 1 to 15 years)	17,386	(2,785)	14,601	11,609	(9,555)	2,054

Total	$35,412	$(4,998)	$30,414	$109,185	$(86,274)	$22,911

Goodwill and other intangible assets not subject to amortization
Goodwill			15,331			—
Newspaper masthead			31,800			6,000

Total			47,131			6,000

Total goodwill and other intangible assets			$77,545			$28,911

Intangible liabilities subject to amortization
Lease contract intangible liabilities	(545)	163	(382)	—	—	—

Total intangible liabilities subject to amortization	$(545)	$163	$(382)	$—	$—	$—

(1)	Useful lives presented in the table above represent those used by the Successor.

NOTE 8: INVESTMENTS

Investments consisted of equity method investments totaling $3.1 million and $4.0 million at Sept. 29, 2013 and Dec. 30, 2012, respectively, in the following private companies:

Company	% Owned
CIPS Marketing Group, Inc.	50%
Homefinder.com, LLC	33%
Locality Labs, LLC	35%
McClatchy/Tribune Information Services	50%

In the nine months ended Sept. 29, 2013 and Sept. 23, 2012, Tribune Publishing recorded losses of $0.9 million and $1.8 million, respectively, relating to its equity method investments.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Tribune Publishing made an aggregate $8.9 million investment in and received a cash distribution of $0.6 million from its equity method investments in the nine months ended Sept. 23, 2012.

NOTE 9: FAIR VALUE MEASUREMENTS

Tribune Publishing measures and records in its combined financial statements certain assets and liabilities at fair value. ASC Topic 820, “Fair Value Measurements and Disclosures,” establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and Tribune Publishing’s own assumptions (unobservable inputs). This hierarchy consists of the following three levels:

—	Level 1—Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

—	Level 2—Assets and liabilities whose values are based on inputs other than those included in Level 1, including quoted market prices in markets that are not active; quoted prices of assets or liabilities with similar attributes in active markets; or valuation models whose inputs are observable or unobservable but corroborated by market data.

—	Level 3—Assets and liabilities whose values are based on valuation models or pricing techniques that utilize unobservable inputs that are significant to the overall fair value measurement.

The carrying values of cash, trade accounts receivable and trade accounts payable approximated their respective fair values due to their short term to maturity.

Liabilities subject to compromise at Dec. 30, 2012 includes certain prepetition promissory demand notes due to Tribune Finance which had a carrying value of $2.8 billion. The amounts and payment terms of these promissory demand notes were established in connection with the Plan. Accordingly, the fair value of these related party liabilities cannot be reasonably estimated at Dec. 30, 2012 as they are not arm’s length transactions and therefore, such amounts are not meaningful.

NOTE 10: INCOME TAXES

Subchapter S Corporation Election and Subsequent Conversion to C Corporation—On March 13, 2008, Tribune filed an election to be treated as a subchapter S corporation under the IRC, with the election effective as of the beginning of Tribune’s 2008 fiscal year. Tribune also elected to treat nearly all of its subsidiaries, including nearly all of the subsidiaries through which Tribune Publishing operates, as qualified subchapter S subsidiaries. Subject to certain limitations (such as built-in-gains tax applicable for ten years to gains accrued prior to the election), Tribune and Tribune Publishing were not subject to federal income tax. Although most states in which Tribune and Tribune Publishing operate recognize subchapter S corporation status, some impose tax at a reduced rate. Certain Tribune Publishing non-qualified subchapter S subsidiaries were subject to federal and state income taxes as C Corporations.

On the Effective Date, Tribune emerged from bankruptcy and issued shares of common stock to non-qualifying subchapter S corporation shareholders as more fully described in Note 2. As a result, Tribune’s subchapter S corporation election was terminated and Tribune, including Tribune Publishing, became taxable as a C corporation. As a C corporation, Reorganized Tribune Publishing is subject to income taxes at a higher effective tax rate beginning in the first quarter of 2013. The effect of this conversion was recorded in connection with Reorganized Tribune Publishing’s adoption of fresh-start reporting as described in Note 2. Accordingly, Tribune Publishing’s deferred income tax assets and liabilities were reinstated at a higher effective tax rate as of the Effective Date.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

In conjunction with emergence from bankruptcy, Tribune Publishing was discharged from certain debt obligations as more fully described in Note 2. Generally, for federal tax purposes, the discharge of a debt obligation in a bankruptcy proceeding for an amount less than its adjusted issue price (as defined in the IRC) creates cancellation of indebtedness income (“CODI”) that is excludable from the obligor’s taxable income. However, certain income tax attributes are reduced by the amount of CODI. The prescribed order of income tax attribute reduction is as follows: (i) net operating losses for the year of discharge and net operating loss carryforwards, (ii) most credit carryforwards, including the general business credit and the minimum tax credit, (iii) net capital losses for the year of discharge and capital loss carryforwards and (iv) the tax basis of the debtors’ assets. Reorganized Tribune Publishing does not have any net operating loss carryforwards, credit carryforwards or capital loss carryforwards at the Effective Date and therefore these tax attribute reduction provisions do not apply. Based on Reorganized Tribune Publishing’s combined balance sheet on the Effective Date, Reorganized Tribune Publishing will not have a significant tax basis reduction resulting from the CODI rules.

Other—For the purposes of these combined financial statements, Tribune Publishing has computed income taxes as if it were filing separate returns. Current income taxes payable are settled with Tribune through the equity (deficit) account. For the period ending Sept. 29, 2013, Tribune Publishing’s operations are included in Tribune’s federal and state C Corporation income tax returns. For the nine months ended Sept. 23, 2012, Tribune Publishing’s operations are included in Tribune’s federal and state subchapter S Corporation income tax returns with the exception of certain non-qualified subchapter S subsidiaries.

In the nine months ended Sept. 29, 2013, Tribune Publishing recorded income tax expense of $41.3 million and had an effective tax rate of 40.2%. This rate differs from the U.S. federal statutory rate primarily due to state income taxes, net of federal benefit. In 2012, while Tribune Publishing operated as a subchapter S Corporation, Tribune Publishing recorded income tax expense of less than $2 million in the nine months ended Sept. 23, 2012.

NOTE 11: PENSION AND OTHER POSTRETIREMENT BENEFITS

Multiemployer Pension Plans—Tribune Publishing contributes to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. See Note 4 for the description of costs and credits related to Tribune-sponsored pension plans.

Postretirement Benefits Other Than Pensions—Retirement benefits are provided to eligible employees of Tribune Publishing through defined benefit pension plans sponsored by Tribune. There is some variation in the provisions of these plans, including different provisions for lifetime maximums, prescription drug coverage and certain other benefits. The components of net periodic benefit cost for Tribune Publishing were as follows (in thousands):

	Nine Months Ended
	Successor	Predecessor
	Sept. 29, 2013	Sept. 30, 2012
Service cost	$325	$498
Interest cost	1,160	1,496
Expected return on plans’ assets	—	—
Recognized actuarial gain	—	(2,989)
Amortization of prior service credits	—	(894)

Net periodic benefit cost (credit)	$1,485	$(1,889)

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

As a result of adopting fresh-start reporting, the Predecessor’s accumulated other comprehensive income (loss) at Dec. 30, 2012, which included unrecognized net actuarial gains for the other postretirement plans, was eliminated and recorded in reorganization items, net in the Predecessor’s unaudited combined statement of operations for Dec. 31, 2012. Consequently, no amortization of net actuarial gains and losses for other postretirement plans was recorded in the nine months ended Sept. 29, 2013. See Note 2 for additional information related to the adoption of fresh-start reporting. For 2013, Tribune Publishing expects to contribute approximately $5 million to its other postretirement plans.

NOTE 12: STOCK-BASED COMPENSATION

On March 1, 2013, the compensation committee of the Tribune board of directors adopted the 2013 Equity Incentive Plan (the “Equity Incentive Plan”) for the purpose of granting stock awards to directors, officers, and employees of Tribune. Stock awarded pursuant to the Equity Incentive Plan is limited to five percent of the outstanding Tribune common stock on a diluted basis. Tribune began issuing awards under the Equity Incentive Plan in the second quarter of 2013.

The Equity Incentive Plan provides for the granting of non-qualified stock options (“NSOs”), restricted stock units (“RSUs”), performance share units (“PSUs”) and restricted and unrestricted stock awards. Pursuant to ASC Topic 718, “Compensation-Stock Compensation,” Tribune measures stock-based compensation costs on the grant date based on the estimated fair value of the award and recognizes compensation costs on a straight-line basis over the requisite service period for the entire award.

NSO and RSU awards generally vest 25% on each anniversary of the date of the grant. Under the Equity Incentive Plan, the exercise price of an NSO award cannot be less than the market price of Tribune common stock at the time the NSO award is granted and has a maximum contractual term of 10 years. No PSU awards were granted in the nine months ended Sept. 29, 2013.

Tribune estimates the fair value of NSO awards using the Black-Scholes option-pricing model, which incorporates various assumptions including the expected term of the awards, volatility of the stock price, risk-free rates of return and dividend yield. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatility was based on the actual historical volatility of a select peer group of entities operating in similar industry sectors as Tribune. Expected life was calculated using the simplified method, as described under Staff Accounting Bulletin Topic 14, “Share-Based Payment,” as the Equity Incentive Plan was not in existence for a sufficient period of time for the use of Tribune-specific historical experience in the calculation. The following table provides the weighted average assumptions used to determine the fair value of NSO awards granted during the nine months ended Sept. 29, 2013:

Risk-free interest rate	1.28%
Expected dividend yield	0%
Expected stock price volatility	49.96%
Expected life (in years)	6.15

Tribune determines the fair value of RSU’s by reference to the quoted market price of the Tribune common stock on the date of the grant.

Stock-based compensation expense for participants in the Equity Incentive Plan that are solely dedicated to Tribune Publishing have been included within selling, general and administrative expense within these combined financial statements. Stock-based compensation expense for participants in the Equity Incentive Plan that are not solely dedicated to Tribune Publishing have been allocated to Tribune Publishing through the

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

corporate management fee, as described in Note 4. Tribune Publishing was allocated $1.3 million of stock-based compensation expense as of Sept. 29, 2013 through the corporate management fee. Stock based-compensation expense related solely to participants who were allocated to Tribune Publishing during the nine months ended Sept. 29, 2013 totaled $1.1 million.

A summary of activity and weighted average exercise prices and weighted average fair values related to the NSOs granted to Tribune Publishing employees is as follows (shares in thousands):

	Nine Months Ended Sept. 29, 2013
	Shares	Weighted Avg. Exercise Price	Weighted Avg. Fair Value

Outstanding, beginning of period	—	$—	$—
Granted	97	56.60	27.53
Exercised	—	—	—
Cancelled/forfeited	(2)	56.60	27.53

Outstanding, end of period	95	$56.60	$27.53

Vested, end of period	—	—	—

A summary of activity and weighted average fair values related to the RSUs granted to Tribune Publishing employees is as follows (shares in thousands):

	Nine Months Ended Sept. 29, 2013
	Shares	Weighted Avg. Fair Value

Outstanding, beginning of period	—	$—
Granted	127	56.60
Forfeited	(3)	56.60
Vested and issued	—	—

Outstanding and nonvested, end of period	124	$56.60

As of Sept. 29, 2013, Tribune Publishing had not yet recognized compensation cost on nonvested awards as follows (in thousands):

	Unrecognized Compensation Cost	Weighted Average Remaining Recognition Period
Nonvested awards	$8,515	3.42

NOTE 13: SUBSEQUENT EVENTS

On Nov. 20, 2013, Tribune announced that it would be undertaking certain actions to realign the non-editorial functions across Tribune Publishing to increase the efficiency and effectiveness of its operations. Management is currently in the process of assessing the impact of these actions on future operating results, which will include operating cost reductions, headcount reductions and certain one-time costs during the fourth quarter of 2013 and first half of 2014.